                                                FILED PURSUANT TO RULE 424(b)(1)

                                                      REGISTRATION NO. 333-37518

   PROSPECTUS
                                 5,000,000 SHARES

                                  (SYNQUEST LOGO)
                                   COMMON STOCK
                         ---------------------------------
This is an initial public offering of 5,000,000 shares of our common stock. We are selling all of the shares of common stock offered under this prospectus.

There is currently no public market for our shares. The initial public offering price of our common stock is $7.00 per share. Our common stock has been approved for listing on The Nasdaq National Market under the symbol "SYNQ".

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                                               PER
                                                              SHARE      TOTAL
                                                              -----   -----------
Public offering price.......................................  $7.00   $35,000,000
Underwriting discounts and commissions......................  $0.49   $ 2,450,000
Proceeds, before expenses, to us............................  $6.51   $32,550,000

                         ------------------------------
We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount. The underwriters expect to deliver the shares on August 18, 2000.
                         ------------------------------
BEAR, STEARNS & CO. INC.
                               J.P. MORGAN & CO.
                                                                   WIT SOUNDVIEW
                The date of this prospectus is August 14, 2000.

                              [INSIDE FRONT COVER]



                           WHAT'S THE BEST WAY FOR A
                           COMPANY TO PROFITABLY FULFILL
                           A CUSTOMER'S ORDER?



                           SynQuest, Inc. provides advanced e-business solutions designed to help traditional bricks-and-mortar companies, web-based companies and market exchanges fulfill orders in the most efficient, profitable manner. We help our clients uncover the best answers to their business issues, and then we put those answers to work for them -- increasing their profits and promoting customer satisfaction.






                                                                  [company logo]

                    [INSIDE FRONT -- FIRST PAGE OF FOLD-OUT]

[company logo]


THE BUSINESS CHALLENGE. THE SYNQUEST SOLUTION.

Considering the complexity and fast pace of the business world, many companies' needs are simple. Help them get the best financial performance from their supply chain -- every day, order by order. Give them the ability to differentiate themselves through customer service. Provide them with solutions that are easy to implement and adapt.

SynQuest One2One Solutions do just that. Our solutions select the financially best way to fulfill orders, considering supply chain constraints and customer requirements. Real-time management of every customer order ensures fast and reliable fulfillment.

We've helped more than 100 clients in the electronics, automotive, fabrication and assembly, aerospace, printing, packaging, and industrial machinery industries improve financial and operational performance, increase market share, and adapt quickly to change.

THE SYNQUEST MISSION.

We plan to become the leading provider of advanced e-business solutions to help companies get the best performance from their supply chains. How? With proven products that are easy to deploy and that often demonstrate a fast return on investment.


SYNQUEST PRODUCT FUNCTIONALITY

[graphic depiction of each product and its funtionality]

[legend:] SynQuest Products -- And what they can do for you.

         Supply Chain Design Engine -- Evaluate Business Strategies

         Inbound Planning Engine -- Plan Inbound Logistics

         Tactical Planning Engine -- Create Sales & Operations Plan

         Open Demand Engine -- Forecast Collaboratively with Customers

         Dynamic Sourcing Engine -- Source Orders Across the Supply Chain

         Order Promising Engine -- Determine Product Availability via the Web

         Virtual Production Engine -- Manage Production

         Customer Service Engine -- Check Order Status via the Web

                    [INSIDE FRONT -- SECOND PAGE OF FOLD-OUT]


THE SYNQUEST METHOD.

The screens below illustrate some of the functionality we provide our clients and the supply chain goals we help them achieve.

[screen shots of some components of the SynQuest products with the following text below each screen shot:]

Supply Chain Models graphically depict supplier, processing and delivery locations for optimal financial and operational performance.

Supplier Forecasts accelerate a company's communications with its suppliers through web-enabled visibility to short, medium and long-term expectations.

Projection Simulation helps a company detect market trends and consider real-world experience for accurate demand planning.

Plan Performance lets a company evaluate optimized planning scenarios by considering on-time, financial and capacity implications.

Order Status Details provide customers and employees with web-enabled real-time status of orders.

                               PROSPECTUS SUMMARY

     This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and the financial statements and the notes to those statements, before you decide to buy our common stock.

                                 SYNQUEST, INC.

OUR BUSINESS

     We provide advanced e-business solutions designed to optimize supply chain performance. A supply chain is a network of facilities and trading partners that enables procurement of materials, transformation of materials into finished products and distribution of these products to customers. Our SynQuest One2One suite of software solutions enables our clients to fulfill each order they receive in the most profitable manner by analyzing relevant variables that affect the entire supply chain, whether traditional or web-based, including materials supply, transportation, manufacturing, distribution and customer service. By improving supply chain processes, our solutions enable our clients to improve their financial and operational performance, increase market share and enhance customer service. We target traditional bricks and mortar companies with annual revenues between $100 million and $2 billion, web-based companies and market exchanges. As of June 30, 2000, we had implemented our solutions for over 100 customers. Our clients include The B.F. Goodrich Company, Ford Motor Company, Herman Miller, Inc.'s SQA Division, Nordstrom.com, Pioneer Electronic Corp., Reynolds Metals Company, STMicroelectronics N.V., and Titleist and Footjoy Worldwide.

     The key features that differentiate our solutions are as follows:

     Financial optimization. Each product in our SynQuest One2One suite of solutions is designed to achieve a single goal: financial optimization. This means that our solutions enable our clients to determine the extent to which a potential order will be profitable before they accept it, and to fulfill each order they accept in the manner that maximizes financial return from that order. As a result, our clients typically recover their investments in our products quickly and achieve substantial ongoing financial benefits.

     Real-time management. Our solutions plan, coordinate and control each order to facilitate fast and reliable fulfillment. After analyzing all relevant variables and selecting the financially optimal means of fulfillment, our software creates a time-stamped operational plan for fulfillment of each order that is disseminated for execution throughout the supply chain. As execution occurs, our software analyzes the events of the supply chain in real-time, publishes the impact of the events on order delivery, and re-plans as necessary to keep the orders on schedule. We refer to this process as real-time management. Our solutions analyze real-time changes in fulfillment constraints and re-determine the optimal means of fulfillment. By improving the efficiencies of the supply chain, our solutions often allow our clients to fulfill more orders with the same resources.

     Turnkey solutions. Our turnkey solutions are easy to deploy, interface readily with most existing enterprise systems and e-commerce platforms, and require little or no custom programming to implement. After easily linking to our clients' systems, our solutions use customer supply chain data to generate financially optimal fulfillment plans. In addition, we believe the turnkey nature of our solutions is a competitive advantage because we can demonstrate, with little advance preparation and set-up, a prospective client's ability to realize significant bottom-line savings and incremental revenue opportunities with our solutions.

     Comprehensive, high-performance solutions. Our solutions are comprehensive and operate robustly in a variety of environments. Our solutions cover the entire array of supply chain issues that arise from both short, vertical supply chains contained largely within a single enterprise to distributed, complex supply chains crossing numerous enterprises. Our products are built to address the performance requirements of the largest, most complex supply chains and the demands of business-to-business e-commerce, and to operate in mission-critical situations. As a result, our products are well suited for the most traditional industrial companies as well as newer web-based businesses and market exchanges.

OUR MARKET OPPORTUNITY

     The supply chain management software market is projected to grow at a 40% compounded annual rate from $3.8 billion in 1999 to $20.3 billion by 2004, according to AMR Research, Inc., an independent market research company. In addition, we expect that as business-to-business e-commerce develops, supply chain management solutions will gain share in e-commerce application budgets. We believe that this will further increase the size of the potential market for supply chain management solutions. The e-commerce applications market is estimated to grow at a 56% compounded annual rate from $1.7 billion in 1999 to $16.0 billion by 2004, according to AMR Research.

     We believe that several trends will drive the projected growth in the e-business solutions market. First, competitive pressures arising from the Internet will continue to force businesses to extract efficiencies from their supply chains. Second, the projected rapid growth in business-to-business e-commerce will necessitate e-business solutions that can support high-volume activity. Third, as customers increasingly demand products that are tailored to their specific requirements and that are delivered rapidly, businesses will seek solutions that enable their supply chains to produce mass customized goods in less time. Fourth, the rapidly growing class of market exchanges will require supply chain management solutions as they attempt to position themselves at the center of business-to-business e-commerce. Finally, increasing market globalization is creating more diffuse, complex supply chains.

OUR STRATEGY

     Our strategy to become the leading provider of advanced e-business solutions that optimize supply chain performance consists of the following key elements:

     - Increase our brand awareness through new marketing campaigns and additional strategic partnerships;

     - Expand and deepen our market coverage by increasing our direct sales force and developing strategic alliances to support indirect sales activities;

     - Broaden and enhance our suite of products to increase their competitiveness;

     - Target additional vertical markets by hiring industry experts and expanding our products to address the specific challenges presented by each new market; and

     - Pursue strategic acquisition opportunities to accelerate any of the foregoing elements of our strategy.

RECENT DEVELOPMENTS

     Financial Results. We are in the process of completing the year end audit of our June 30, 2000 financial statements. For the quarter ended June 30, 2000, we anticipate $8.0 million in total revenue consisting of $5.4 million in revenue from software license fees and $2.6 million in revenue from services, and a net loss of $2.6 million. For the fiscal year ended June 30, 2000, we anticipate $25.1 million in total revenue consisting of $13.1 million in revenue from software license fees and $12.0 million in revenue from services, and a net loss of $15.8 million.

     Ford License Agreement. On May 19, 2000, we finalized the largest software transaction in our history, a second multi-million dollar software agreement with Ford Motor Company. Ford will use our e-business software as part of a supply chain logistics initiative to increase supply chain velocity and to reduce transportation, distribution and inventory costs. The agreement totaled $9.4 million and provided for the license of five of our standard software products, first year maintenance and a warrant to purchase 400,000 shares of our common stock. We allocated approximately $6.9 million of the total fee to software licenses, $1.2 million to maintenance and $1.3 million to the fair value of the warrant. We shipped a portion of the software in June 2000 and recognized approximately $4.7 million of software license revenue. We expect to ship the balance of the products in the quarter ending September 30, 2000 and recognize the remaining $2.2 million of the software license revenue at that time.

OUR OFFICES

     Our principal executive offices are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092, and our telephone number at that address is (770) 325-2000. Our website address is www.synquest.com. Information contained on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. We were incorporated as Factory Automation & Computer Technologies, Inc. in New York in May 1986. In January 1997, we were reincorporated in Georgia under the name SynQuest, Inc.

     SynQuest(R) is a registered trademark of SynQuest. This prospectus also includes trademarks, service marks, trade names and references to intellectual property owned by other companies.

THE OFFERING

Common stock offered.........................  5,000,000 shares
Common stock outstanding after this
  offering...................................  27,790,740 shares
Use of proceeds..............................  We intend to use approximately $9.7 million of the net proceeds of this offering to repay
                                               outstanding indebtedness and the balance for
                                               general corporate purposes. We may also use a
                                               portion of the proceeds to expand our
                                               business through strategic alliances and
                                               acquisitions.
Nasdaq National Market symbol................  SYNQ

---------------

     The number of shares of common stock outstanding after this offering is based on shares of our common stock outstanding as of the date of this prospectus. This calculation:

     - includes an aggregate of 14,349,721 shares of common stock to be issued upon conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of August 13, 2000, at the initial public offering price, less underwriting discounts and commissions, at the completion of this offering;

     - includes an aggregate of 3,246,280 shares of common stock to be issued at the completion of this offering upon conversion of our outstanding subordinated promissory notes held by E.M. Warburg, Pincus & Co., our principal shareholder, in the aggregate principal amount of $15.0 million plus accrued interest as of August 14, 2000, at the initial public offering price, less underwriting discounts and commissions;

     - includes 3,430,835 shares of common stock to be issued upon the cashless exercise of warrants held by E.M. Warburg, Pincus, which E.M. Warburg, Pincus has agreed to exercise upon completion of this offering, at the initial public offering price, less underwriting discounts and commissions;

     - excludes 4,776,982 shares of common stock to be issued upon the exercise of options outstanding as of the date of this prospectus that have a weighted average exercise price of $3.43 per share; and

     - excludes 400,000 shares of common stock to be issued upon the exercise of warrants outstanding as of the date of this prospectus, except those held by E.M. Warburg, Pincus, that have a weighted average exercise price of $8.00 per share.

     Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their over-allotment option to purchase up to 750,000 additional shares of common stock.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following tables set forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                NINE MONTHS ENDED
                                          FISCAL YEAR ENDED JUNE 30,                MARCH 31,
                                     -------------------------------------   ------------------------
                                        1997         1998         1999          1999         2000
                                     ----------   ----------   -----------   ----------   -----------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software license fees............  $    4,333   $   10,392   $    10,521   $    6,993   $     7,721
  Services.........................       3,887        8,014        12,760        9,246         9,429
                                     ----------   ----------   -----------   ----------   -----------
          Total revenue............       8,220       18,406        23,281       16,239        17,150
Operating expenses:
  Cost of license fees.............          11          524           576          477           415
  Cost of services.................       4,419        6,714         9,308        6,535         5,869
  Research and development.........       6,320        9,368        10,179        7,614         7,689
  Purchased in-process research and
     development...................       2,083           --            --           --            --
  Sales and marketing..............       6,344        9,485        13,731       10,248        10,077
  General and administrative.......       3,663        3,984         4,850        3,613         3,793
  Provision for doubtful
     accounts......................       1,600          373           753          276           596
                                     ----------   ----------   -----------   ----------   -----------
          Total operating
            expenses...............      24,440       30,448        39,397       28,763        28,439
                                     ----------   ----------   -----------   ----------   -----------
Operating loss.....................     (16,220)     (12,042)      (16,116)     (12,524)      (11,289)
Other income (expense).............      (1,507)      (3,487)       (3,444)      (3,032)       (1,913)
                                     ----------   ----------   -----------   ----------   -----------
Loss before income taxes...........     (17,727)     (15,529)      (19,560)     (15,556)      (13,202)
                                     ----------   ----------   -----------   ----------   -----------
          Net loss.................     (17,727)     (15,529)      (19,560)     (15,556)      (13,202)
Accretion of redeemable preferred
  stock............................      (1,309)      (1,833)       (2,534)      (1,607)       (2,766)
                                     ----------   ----------   -----------   ----------   -----------
Net loss attributable to common
  stock............................  $  (19,036)  $  (17,362)  $   (22,094)  $  (17,163)  $   (15,968)
                                     ==========   ==========   ===========   ==========   ===========
Basic and diluted net loss per
  common share.....................  $   (16.02)  $   (13.98)  $    (15.21)  $   (11.85)  $    (10.52)
                                     ==========   ==========   ===========   ==========   ===========
Weighted average number of shares
  used in computing basic and
  diluted net loss per common
  share............................   1,188,204    1,242,381     1,452,363    1,447,808     1,517,734
Pro forma basic and diluted net
  loss per share (unaudited).......                            $     (1.25)               $     (0.73)
                                                               ===========                ===========
Weighted average number of shares
  used in computing pro forma basic
  and diluted net loss per share
  (unaudited)......................                             17,704,605                 22,008,083

     In the balance sheet data presented below, pro forma information reflects
(a) the conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of March 31, 2000, into an aggregate of 14,196,942 shares of our common stock, at the initial public offering price, less underwriting discounts and commissions, upon completion of this offering,
(b) the conversion of our outstanding subordinated promissory notes held by E.M. Warburg, Pincus in the aggregate principal amount of $15.0 million, plus accrued interest as of March 31, 2000, into 3,152,674 shares of our common stock, at the initial public offering price, less underwriting discounts and commissions, and
(c) the issuance of 3,430,835 shares of common stock upon the cashless exercise of warrants held by E.M. Warburg, Pincus upon completion of this offering, at the initial public offering price, less underwriting discounts and commissions. Pro forma as adjusted information also reflects the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price, less underwriting discounts and commissions and estimated offering expenses payable by us. This table excludes the effect of dividends and interest accrued after March 31, 2000.

                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    193   $    193     $ 20,857
Working capital.............................................   (35,655)   (15,131)      16,429
Total assets................................................     6,898      6,898       27,562
Long-term debt, less current portion........................       129        129          129
Redeemable preferred stock..................................    60,022         --           --
Shareholders' equity (deficit)..............................   (93,366)   (12,820)      18,740

                                  RISK FACTORS

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY IN THE E-COMMERCE MARKET, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

     Although we were founded in May 1986, most of the products in our SynQuest One2One suite of solutions were introduced in the last 18 months. You should consider the risks and difficulties we may encounter as an early stage company in the new and rapidly evolving e-commerce market. The recent introduction of our products in the e-commerce market may make it difficult for you to evaluate the success of our business to date and to assess future viability. We cannot be certain that our business strategy will be successful. These risks apply particularly to us because the supply chain management business is a rapidly evolving market characterized by technological advances. The uncertainty of our future performance increases the risk that the value of your investment will decline.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD RESULT IN A DECLINE IN THE MARKET PRICE OF OUR COMMON STOCK.

     We incurred net losses of $13.2 million for the nine months ended March 31, 2000, $19.6 million for the fiscal year ended June 30, 1999, $15.5 million for the fiscal year ended June 30, 1998 and $17.7 million for the fiscal year ended June 30, 1997. As of March 31, 2000, we had an accumulated deficit of $97.7 million. We have not been profitable on a quarterly or annual basis, and we anticipate that we will incur net losses for the foreseeable future. We expect to continue to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate significant quarterly revenues to achieve and maintain profitability. Our business strategy may not be successful, and we may not generate significant revenues or achieve profitability. Any failure to significantly increase our revenues as we implement our product and distribution strategies would also harm our ability to achieve and maintain profitability. If we do achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. Any failure to achieve or maintain profitability could negatively impact the market price of our common stock.

OUR QUARTERLY RESULTS ARE SUBJECT TO FLUCTUATION, AND WE MAY FAIL TO MEET SHAREHOLDER EXPECTATIONS, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Historically, we have derived a substantial portion of our revenues from large individual license transactions, which can cause substantial variances in quarterly license fee revenue. In addition, we typically enter into a significant portion of our new license contracts in the last two weeks of each quarter, which makes us susceptible to shortfalls in revenues without significant advance warning if expected orders fail to materialize. We anticipate similar licensing patterns in the future. Delivery lead times for our products are very short and, consequently, a significant portion of our license fee revenue in each quarter results from orders received in that quarter. As a result, revenues for future quarters are difficult to forecast. Further, we have generally realized lower revenues in our first and second fiscal quarters than in our third and fourth fiscal quarters. We believe that these fluctuations are caused primarily by customer budgeting and purchasing patterns and by our sales commission policies, which compensate personnel for meeting or exceeding annual and other performance quotas.

     A substantial portion of our operating expense level, particularly personnel and facilities costs, are based, in part, on our expectations as to future revenue and are relatively fixed in advance of any particular quarter. As a result, if revenues are below expectations, our quarterly operating results and financial condition will be adversely affected. Our quarterly operating results may fail to meet expectations due to many factors, including:

     - the volume of orders;

     - competitor activities;

     - changes in strategic relationships;

     - customer budget constraints;

     - the mix of products sold; and

     - general economic conditions.

If any of these or other factors occur, we could fail to meet expectations for revenue generation, and our stock price could be materially adversely affected.

THE BUSINESS-TO-BUSINESS E-COMMERCE AND SUPPLY CHAIN MANAGEMENT SOLUTIONS INDUSTRIES ARE EXPERIENCING RAPID TECHNOLOGICAL CHANGE AND EVOLVING STANDARDS, AND IF WE DO NOT EFFECTIVELY RESPOND TO THESE CHANGES, OUR REVENUES MAY FAIL TO GROW OR DECLINE.

     The market for our solutions is characterized by rapidly changing technology and evolving industry standards. Our success will depend to a substantial degree upon the continued evolution of the business-to-business e-commerce market. The development of advanced new technologies and enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The business-to-business e-commerce industry may not develop as anticipated or, if the industry changes more rapidly than we expect, we may not be able to identify, develop, market or support new technologies or enhancements that will gain market acceptance. Consequently, our products may be superseded. Further, we may be unable to respond effectively to technological changes and emerging industry standards.

     Our future results depend on continued market acceptance of supply chain management software and services as well as our ability to continue to adapt and modify this software to meet our customers' changing needs. Adoption of supply chain management software solutions, particularly by those businesses that historically have relied on traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services introduce new tools in managing and communicating across their supply chains and, as a result, we may have to dedicate intensive marketing and sales efforts to educate prospective customers on the uses and advantages of our products to generate demand. Any reduction in demand or increase in competition in the market for supply chain management software products could have a material adverse effect on our ability to sell our solutions.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO RAPIDLY ADAPT TO NEW PRICING
MODELS.

     Due to customer demand, many technology companies have recently shifted from a license fee model to a subscription pricing model. Supply chain management companies generally have not moved towards subscription pricing. If potential clients begin to require subscription pricing and we are not able to quickly accommodate them, our revenues could be adversely affected. Further, a shift to subscription pricing could adversely affect the timing of our recognition of revenues. The success of a subscription pricing model would depend on our ability to set subscription fees for our solutions at rates that will allow us to achieve profitability.

     Market exchanges typically charge for their services on a per-transaction basis. Accordingly, market exchanges may require that we charge them for the use of our solutions on a per-transaction basis. The success of a per-transaction pricing model would depend on our ability to set fees for our solutions at rates that will allow us to achieve profitability. If we are not able to quickly accommodate the clients who demand a per-transaction pricing model, our revenues could be adversely affected.

OUR BUSINESS MAY BE HARMED IF PAST DUE ACCOUNTS RECEIVABLE INCREASE.

     We recently have experienced an increase in the percentage of past due accounts receivable. As of March 31, 2000, approximately $1.6 million of our accounts receivable were 120 days or more past due out of our total accounts receivable of $5.4 million. Since older accounts receivable have a higher probability of never being collected, we have established a reserve for doubtful or uncollectible accounts of $1.5 million as of March 31, 2000. However, a reserve for doubtful accounts is only an estimate of collectibility. If our actual experience in collecting existing or future accounts receivable is more difficult than expected, we may be required to record a provision for additional reserves or increase the rate at which we reserve.

WE ARE SUBJECT TO INTENSE COMPETITION THAT COULD HARM OUR BUSINESS.

     The market for business applications software is highly competitive, and a number of products directly compete with the SynQuest One2One suite of software solutions. We compete primarily with supply chain planning vendors, including i2 and Manugistics; enterprise resource planning vendors, such as SAP, PeopleSoft, Baan, Oracle and J.D. Edwards; traditional software vendors and web-based solutions vendors. Some of our current and potential competitors have greater name recognition, significantly greater financial, marketing, technical and other resources, a broader range of products, and a larger established base of customers than we do. These factors may enable them to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. In addition, other companies could develop new products or incorporate additional functionality into their existing products, directly competing with our products or making them obsolete. Furthermore, cooperative relationships among our competitors could increase the ability of their products to address the supply chain management needs of our prospective customers and could enable them to rapidly acquire significant market share. We may not compete successfully against existing or new competitors, which may result in loss of market share.

WE MAY BE UNABLE TO CONTINUE TO ATTRACT QUALIFIED PERSONNEL TO SUPPORT THE EXPANSION OF OUR BUSINESS.

     Our growth depends on our ability to continue to attract qualified personnel. Specifically, we must increase the size and scope of our direct sales force, both domestically and internationally. In fiscal 1999, we licensed substantially all of our products through our direct sales organization which, as of May 31, 2000, consisted of 25 direct sales representatives. Moreover, we believe that the complexity of our products and the potential for large-scale deployment by our customers could require a number of highly trained service and support personnel. As of May 31, 2000, our service and support organizations included 44 individuals. We will also need to hire additional qualified financial and accounting personnel to manage our growth. Competition for sales representatives, service personnel, accounting and financial personnel and other skilled employees is intense, and we may fail to attract, assimilate or retain qualified personnel in the future. If we are unable to hire according to our needs, our business and expansion plans could be seriously harmed.

WE ARE DEPENDENT UPON OUR KEY PERSONNEL, AND THE LOSS OF THESE PERSONNEL COULD DISRUPT OUR OPERATIONS AND RESULT IN REDUCED REVENUE.

     Our success depends on the continued services and performance of our senior management staff, in particular, Joseph Trino, our Chief Executive Officer, Timothy Harvey, our President and Chief Operating Officer, and John Bartels, our Executive Vice President, Finance and Administration. The loss of the services of one or more of our executive officers or key employees could seriously impair our ability to operate and achieve our objectives, which could reduce our revenue. We do not maintain key person life insurance. We cannot guarantee that we will be able to retain our key personnel.

WE ARE DEPENDENT UPON OUR RELATIONSHIPS WITH ALLIANCE PARTNERS FOR LEAD GENERATION.

     Our future success is dependent upon establishing and expanding relationships with alliance partners, including systems integrators, and other software vendors. New customer leads generated through our relationship with J.D. Edwards accounted for approximately 41% of our license fees revenue during the nine months ended March 31, 2000, approximately 23% during fiscal 1999 and approximately 20% during fiscal 1998. A decrease in the market demand for the products of our partners could reduce our revenues. We may not be able to market our products effectively through our established partners. Furthermore, our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party for any reason without any advance notice or penalties. In addition, our alliance partners may not continue their involvement with us and our products. We may not be able to attract additional distribution partners on mutually agreeable terms. Our likely strategic partners are actual or potential competitors, which may impair the viability of these relationships. Some enterprise resource planning system vendors have acquired supply chain management software companies, products or functionality or have announced plans to develop new products or incorporate additional functionality into their current products that would compete with our products.

WE MAY HAVE DIFFICULTY MANAGING OUR INTERNAL GROWTH, WHICH COULD LIMIT OUR ABILITY TO EFFECTIVELY IMPLEMENT OUR BUSINESS STRATEGIES.

     We recently experienced a period of rapid growth in revenues that placed significant strains upon our management systems and resources. Our ability to compete effectively and to manage future growth, if any, requires us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis. To expand our business, we must increase the total number of employees and train and manage our employee work force in a timely and effective manner. If we are unable to hire according to our needs, we may be unable to compete for new projects or complete existing projects satisfactorily.

THE SALES CYCLES FOR OUR PRODUCTS ARE LENGTHY, WHICH MAKES SALES DIFFICULT TO PREDICT.

     Our sales cycles vary by customer and are generally from six to nine months. Larger transactions typically have a longer sales cycle than smaller transactions. Because the licensing of our products generally involves a significant capital expenditure by the customer, our sales process is subject to lengthy approval processes and delays. We often devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, without any assurance that the prospective customer will decide to license our products. Operating results for a given period would suffer if we fail to close the larger transactions that we targeted for that period.

IF WE DO NOT SUCCESSFULLY EXPAND OUR PRODUCT LINE, WE COULD LOSE MARKET SHARE.

     As enterprises increasingly focus on decision support for supply chain management challenges, they are requiring greater levels of functionality and broader product offerings from their application software vendors. Our future success will depend upon our ability to continue to enhance our current product line, develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. We may not successfully develop and market product enhancements or new products on a timely and cost-effective basis. Any new products we introduce may not achieve market acceptance. Our failure to successfully develop and market product enhancements or new products could cause our market share to fail to grow or decline.

WE RELY HEAVILY ON LICENSE REVENUES FROM A SINGLE PRODUCT, AND IF THE DEMAND FOR THAT PRODUCT DECREASES, OUR REVENUES WILL BE REDUCED.

     A substantial portion of our license revenues are derived from Virtual Production Engine and predecessor products. We derived 63% of our license revenues from licenses of Virtual Production Engine and predecessor products during the nine months ended March 31, 2000, 66% during fiscal 1999 and 91% during fiscal 1998. We expect that revenues from this product will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our future operating results are dependent upon continued market acceptance of Virtual Production Engine and enhancements to that product. This product may not achieve continued market acceptance. A decline in demand for, or market acceptance of, Virtual Production Engine as a result of competition, technological change or other factors would have a material adverse effect on our business, operating results and financial condition.

OUR INTERNATIONAL OPERATIONS, WHICH WE PLAN TO EXPAND, ARE SUBJECT TO HEIGHTENED RISKS THAT COULD HARM OUR BUSINESS.

     We currently conduct business in a number of foreign countries, and we plan to conduct business in additional regions outside of the United States. Conducting business outside of the United States may require significant management attention and financial resources and could adversely affect our operating margins. We may not be able to generate, maintain or increase demand for our products in new geographic markets. We derived 22% of our license revenues from customers outside the United States during fiscal 1999 and 18% from customers outside the United States during the nine months ended March 31, 2000. We anticipate that the proportion of our revenues denominated in foreign currencies will increase. A decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency translations. In international markets where we set prices in U.S. dollars, currency fluctuations could make our products and services less price competitive. In addition, our international sales and operations could be adversely affected by the imposition of government controls, changes in financial currencies, such as the unified currency known as the European Monetary Unit, political and economic instability, difficulties in staffing and managing international operations and general economic and currency exchange rate conditions in foreign countries.

OUR PRODUCTS MAY HAVE DEFECTS, WHICH MAY NEGATIVELY AFFECT THE LEVEL OF CUSTOMER SATISFACTION WITH OUR PRODUCTS AND DAMAGE OUR BUSINESS AND REPUTATION.

     Our products are complex and might contain undetected software errors or failures when new versions are released. Despite testing by us and by current and prospective customers, we may find errors in existing products, new products or product enhancements after commercial release. Such errors may result in loss or delay of market acceptance, lawsuits, or damage to our reputation. Contract provisions in license agreements limiting exposure and our general liability insurance may be inadequate to protect us from all liabilities.

WE MAY FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, AND WE COULD FACE CLAIMS OF INTELLECTUAL PROPRIETY INFRINGEMENT.

     Our software is proprietary and is protected by trade secret, copyright and trademark laws, license agreements, confidentiality agreements with employees, nondisclosure and other contractual requirements imposed on our customers, consulting partners and others. We cannot guarantee that these protections will adequately protect our proprietary rights or that our competitors will not independently develop products that are substantially equivalent or superior to our products. In addition, the laws of certain countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as the laws of the United States. As the number of products and competitors continues to grow, the functionality of products in different industry segments is increasingly overlapping. As a result, we increasingly may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may make such claims about our current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms acceptable to us. Although we believe that our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties, we cannot guarantee that third parties will not assert infringement claims against us. If they do, we will have to spend time and money to defend against these claims, which will divert management's attention.

WE MAY MAKE FUTURE ACQUISITIONS, WHICH MAY NOT BE SUCCESSFUL AND WHICH COULD DIVERT MANAGEMENT'S ATTENTION FROM OUR DAY-TO-DAY OPERATIONS.

     Since September 1995, we have acquired four companies, and we continue to evaluate potential business combinations on an opportunistic basis. Failure to successfully integrate the operations and products of acquired companies into our operations and products could have a material adverse effect on our business, operating results and financial condition. In the future, we may pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could divert management's time and resources. Future acquisitions could cause us to issue dilutive equity securities, incur debt and contingent liabilities, assume liabilities that were not identified or underestimated and amortize goodwill and other intangibles, research and development write-offs and other acquisition-related expenses. Further, we cannot guarantee we will successfully integrate any acquired business with our operations or that we will receive the intended benefits of the acquisition. Future acquisitions could damage our business, operating results and financial condition.

OUR GROWTH IS DEPENDENT ON INCREASED USE OF THE INTERNET FOR
BUSINESS-TO-BUSINESS TRANSACTIONS, AND A MATERIAL CHANGE IN INTERNET USE MAY ADVERSELY AFFECT OUR BUSINESS MODEL.

     We intend to target companies engaged in business-to-business e-commerce as a potential client base. If use of the Internet for commerce and communication does not increase as we anticipate, we may not successfully penetrate this category of potential clients and our business could suffer. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of businesses may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and few proven services and products exist. Our business could be seriously harmed if potential clients do not need our solutions because:

     - use of the Internet and other online services does not continue to increase or increases more slowly than expected;

     - the necessary communication and computer network technology underlying the Internet and other online services does not effectively support any expansion that may occur;

     - new standards and protocols are not developed or adopted in a timely manner; or

     - for any other reason, such as concerns about security, reliability, cost, ease of use, accessibility or quality of service, the Internet does not create a viable commercial marketplace, or inhibits the development of e-commerce thereby reducing the need for, and desirability of, our products and services.

WE SUB-LICENSE THIRD-PARTY SOFTWARE INCLUDED WITH THE SALE OF OUR PRODUCTS, AND SUCH SUB-LICENSES MAY NOT BE AVAILABLE TO US ON COMMERCIALLY REASONABLE TERMS.

     Our inability to maintain or obtain third-party licenses may delay or reduce our product shipments until we can identify, license and integrate equivalent software. Any loss of these licenses or delay or reduction in product shipments could harm our business, operating results and financial condition.

                      RISKS ASSOCIATED WITH THIS OFFERING

OUR MANAGEMENT HAS BROAD DISCRETION TO SPEND THE NET PROCEEDS OF THIS OFFERING AND MAY SPEND THE PROCEEDS IN WAYS WITH WHICH YOU MAY NOT AGREE.

     Our management will retain broad discretion to expend a significant portion of the net proceeds of this offering. Because of the number and variability of factors that will determine the use of these proceeds, our actual allocation of the proceeds may vary substantially from our current intentions. If management fails to use the proceeds effectively, our operating results could suffer.

THERE HAS BEEN NO PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK FOR A PROFIT.

     Currently there is no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price was determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering. The market price of our common stock could fluctuate significantly as a result of:

     - actual or anticipated quarterly variations in our operating results;

     - changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

     - announcements relating to our business or the business of our competitors;

     - conditions generally affecting the Internet or supply chain management software industries;

     - the success of our operating strategy; and

     - the operating and stock price performance of other comparable companies.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     A total of 22,172,419 shares, or 79.8% of our total outstanding shares after the offering, are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is performing well. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could reduce the prevailing market price for our common stock. Of the 27,790,740 shares of common stock that will be outstanding upon the completion of this offering, the 5,000,000 shares sold in this offering, together with 618,321 shares eligible for resale under Rule 144(k), will be freely tradeable without restriction, other than shares purchased by our officers, directors or other affiliates within the meaning of Rule 144 under the Securities Act of 1933, which will be restricted from sale until 180 days after the date of this prospectus under lock-up agreements with the underwriters. In addition, 22,172,419 shares of our common stock will become eligible for resale in the public market at various times after the date of this prospectus.

THE MARKET PRICES OF TECHNOLOGY STOCKS HAVE BEEN VOLATILE, AND OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY OR DECLINE FOLLOWING THIS OFFERING.

     Many technology stocks have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. The trading price of our stock is likely to be highly volatile and may be significantly affected by factors including actual or anticipated fluctuations in our operating results, new products introduced by us or our competitors, conditions and trends in the software, Internet or e-commerce industries, changes in financial estimates by public market analysts, general market conditions and other factors. Any negative change in the public perception of the prospects of software, Internet or e-commerce companies in general could also depress our stock price regardless of our business, prospects or operating results. We believe there are relatively few companies comparable to us that have publicly-traded equity securities. This may also negatively affect the trading price of our common stock after this offering.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION AND WILL EXPERIENCE FURTHER DILUTION WITH THE FUTURE EXERCISE OF STOCK OPTIONS.

     If you purchase common stock in this offering, you will pay more for your shares than the amount paid by shareholders who purchased their shares from us prior to this offering. As a result, you will experience immediate and substantial dilution of approximately $6.32 per share, representing the difference between our net tangible book value per share after this offering and the initial public offering price. Additionally, you will experience further dilution as holders of our stock options and warrants to purchase common stock exercise those options and warrants. As of the date of this prospectus, we had outstanding options to purchase 4,776,982 shares of our common stock. These options generally vest one-third each year, commencing one year from the date of grant.

PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE TAKEOVER ATTEMPTS, EVEN IF A CHANGE OF CONTROL WOULD BENEFIT OUR SHAREHOLDERS.

     Provisions of our articles of incorporation and bylaws could delay or prevent a third party from acquiring us, even if a change in control would be beneficial to our shareholders. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders. Furthermore, following this offering, our directors and executive officers will beneficially own approximately 60.5% of our outstanding common stock. As a result, our directors and executive officers will have sufficient voting power to prevent any third party from acquiring us.

OUR PRINCIPAL SHAREHOLDER AND ITS AFFILIATES WILL CONTINUE TO INFLUENCE MATTERS AFFECTING US, WHICH COULD CONFLICT WITH YOUR INTERESTS.

     Immediately prior to this offering, E.M. Warburg, Pincus & Co., beneficially owned approximately 64.3% of our outstanding common stock. After this offering, E.M. Warburg, Pincus will beneficially own approximately 54.1% of our common stock, or approximately 52.7% if the underwriters exercise in full their option to purchase additional shares. As a result, E.M. Warburg, Pincus will be able to exercise significant influence over us, including matters submitted to our shareholders for a vote. Actions taken by E.M. Warburg, Pincus could conflict with the interests of other shareholders. As a result of E.M. Warburg, Pincus's significant shareholdings, a potential acquirer could be discouraged from attempting to obtain control of us, which could have a material adverse effect on the market price of our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH MAY DIFFER FROM ACTUAL EVENTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operations or financial performance. In particular, these include statements relating to our strategy, dividend policy, projected capital expenditures, other costs and expenses, revenue, the adequacy of our capital resources and our market. Other factors besides those listed here could also adversely affect us.

     Any or all of our forward-looking statements in this prospectus may prove to be inaccurate. They can be affected by mistaken assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Actual future results may vary materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK MAY DECLINE AS A RESULT OF CERTAIN RISKS THAT WE FACE, INCLUDING RISKS THAT ARE NOT DESCRIBED IN THIS PROSPECTUS.

     An investment in our common stock involves a high degree of risk. You should carefully consider the information set forth above that describes these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the above risks actually occur, our business, results of operation and financial condition would likely suffer. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

     The risks and uncertainties described above are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also result in decreased revenues, increased expenses or other events which could result in a decline in the market price of our common stock.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering of common stock will be approximately $31.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds we receive will be approximately $36.4 million.

     We intend to use the net proceeds of this offering as follows:

     - to repay in full outstanding indebtedness under our line of credit with Greyrock Business Credit Corporation, which was $9.7 million at July 31, 2000, matures on December 31, 2000, bore interest at 11.8% as of July 31, 2000 and was primarily used to fund working capital and operating losses; and

     - the remainder for working capital, including funding of operating losses and other general corporate purposes.

     We believe that opportunities may exist from time to time to expand our current business through strategic alliances or through acquisitions of complementary companies, products or technologies. We may use a portion of the proceeds for these purposes. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions.

     Our management will have significant flexibility in applying the net proceeds of the offering. Pending the uses described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities or guaranteed obligations of the U.S. government or its agencies.

                                DIVIDEND POLICY

     Except for cash dividends payable in lieu of fractional shares of preferred stock, we have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table sets forth our cash and capitalization as of March 31, 2000:

     - on an actual basis;

     - pro forma to reflect (a) the conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of March 31, 2000, into an aggregate of 14,196,942 shares of our common stock at the initial public offering price, less underwriting discounts and commissions, upon completion of this offering; (b) the conversion of our outstanding subordinated promissory notes held by E.M. Warburg, Pincus in the aggregate principal amount of $15.0 million, plus accrued interest as of March 31, 2000, into an aggregate of 3,152,674 shares of our common stock, at the initial public offering price, less underwriting discounts and commissions; and (c) the issuance of 3,430,835 shares upon the cashless exercise of warrants held by E.M. Warburg, Pincus upon completion of this offering, at the initial public offering price, less underwriting discounts and commissions; and

     - pro forma as adjusted to also reflect the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price, less underwriting discounts and commissions and estimated offering expenses payable by us, and repayment of outstanding indebtedness under our line of credit.

                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                         (UNAUDITED)
Cash and cash equivalents...................................  $    193   $    193     $ 20,857
                                                              ========   ========     ========
Short-term indebtedness:
  Subordinated promissory notes, plus accrued interest......  $ 20,524   $     --     $     --
  Line of credit............................................    10,896     10,896           --
  Current portion of long-term debt and capital lease
     obligations............................................       177        177          177
                                                              --------   --------     --------
          Total short-term indebtedness.....................  $ 31,597   $ 11,073     $    177
                                                              ========   ========     ========

Long-term debt and capital lease obligations, less current
  portion...................................................  $    129   $    129     $    129

Redeemable preferred stock:
  Series B -- 540,016 shares authorized; 540,016 issued and
     outstanding actual; no shares issued and outstanding,
     pro forma and pro forma as adjusted....................     1,856         --           --
  Series C -- 2,376,651 shares authorized; 2,376,651 issued
     and outstanding actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......     8,168         --           --
  Series D -- 4,000,000 shares authorized, 3,692,618 issued
     and outstanding actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......    11,089         --           --
  Series F -- 750,000 shares authorized; 750,000 issued and
     outstanding actual; no shares issued and outstanding,
     pro forma and pro forma as adjusted....................     3,834         --           --
  Series G -- 5,636,071 shares authorized; 5,636,071 issued
     and outstanding actual; no shares issued and
     outstanding, pro forma and pro forma as adjusted.......    35,075         --           --
                                                              --------   --------     --------
          Total redeemable preferred stock..................    60,022         --           --

                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                         (UNAUDITED)
Shareholders' equity (deficit):
  Common stock, $.01 par value; 26,000,000 shares authorized actual and 100,000,000 shares authorized pro forma and
     pro forma as adjusted; 1,627,459 shares issued and
     outstanding actual; 22,407,911 shares and 27,407,911
     shares issued and outstanding pro forma and pro forma
     as adjusted, respectively..............................        16        224          274
  Additional paid-in capital................................     4,613     85,353      116,863
  Accumulated deficit.......................................   (97,720)   (98,122)     (98,122)
  Equity adjustment from foreign currency translation.......      (275)      (275)        (275)
                                                              --------   --------     --------
          Total shareholders' equity (deficit)..............   (93,366)   (12,820)      18,740
                                                              --------   --------     --------
               Total capitalization.........................  $(33,215)  $(12,691)    $ 18,869
                                                              ========   ========     ========

                                    DILUTION

     Our pro forma net tangible book value (deficit) as of March 31, 2000 was $(12.8) million, or $(0.57) per share of common stock, after giving effect to
(a) the conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of March 31, 2000, into common stock; (b) the conversion of our outstanding subordinated promissory notes held by E.M. Warburg, Pincus, plus accrued interest as of March 31, 2000, into common stock; and (c) the cashless exercise of warrants held by E.M. Warburg, Pincus to purchase our common stock upon completion of this offering. Pro forma net tangible book value (deficit) per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities and redeemable preferred stock, by the number of outstanding shares of our common stock. After giving effect to the receipt of the net proceeds from this offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2000 would be approximately $18.7 million, or $0.68 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing shareholders and an immediate dilution of $6.32 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Initial public offering price per share.....................                    $7.00
  Pro forma net tangible book value (deficit) per share as
     of March 31, 2000......................................  $(0.57)
  Increase per share attributable to this offering..........    1.25
                                                              ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................                     0.68
                                                                                -----
Net tangible book value dilution per share to new
  investors.................................................                    $6.32
                                                                                =====

     The following table sets forth, on a pro forma as adjusted basis as of the date of this prospectus, the number of shares of common stock purchased from us by existing shareholders and by the new investors, together with the total price and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

                                            SHARES PURCHASED      TOTAL CONSIDERATION
                                          --------------------   ----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                          ----------   -------   ------------   -------   -------------
Existing shareholders...................  22,790,740     82.0%   $ 95,901,132     73.3%       $4.21
New investors...........................   5,000,000     18.0      35,000,000     26.7
                                          ----------    -----    ------------    -----
          Total.........................  27,790,740    100.0%   $130,901,132    100.0%
                                          ==========    =====    ============    =====

     The data in the table above assumes the following:

     - the conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of August 13, 2000 into an aggregate of 14,349,721 shares of our common stock upon completion of this offering, at the initial public offering price, less underwriting discounts and commissions;

     - the conversion of our outstanding subordinated promissory notes held by E.M. Warburg, Pincus in the aggregate principal amount of $15.0 million, plus accrued interest as of August 14, 2000, into an aggregate of 3,246,280 shares of our common stock, at the initial public offering price, less underwriting discounts and commissions; and

     - the issuance of 3,430,835 shares upon the cashless exercise by E.M. Warburg, Pincus of warrants to purchase common stock upon completion of this offering, at the initial public offering price, less underwriting discounts and commissions.

     The data in the table above excludes 4,776,982 shares of common stock issuable upon exercise of options outstanding as of the date of this prospectus with a weighted average exercise price of $3.43 per share and warrants to purchase 400,000 shares of common stock outstanding as of the date of this prospectus, except those held by E.M. Warburg, Pincus, that have a weighted average exercise price of $8.00 per share. If any of these options and warrants are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     You should read the following selected financial data in conjunction with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the fiscal years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. Interim results for the periods ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that data. Historical results are not indicative of the results to be expected in the future.

     The following acquisitions occurred during the periods presented:

     - In September 1995, we purchased the intellectual property rights to Mandis software from Mandis International Limited. Management considered the intellectual property rights to be in-process research and development with no alternative future use and expensed the $2.5 million purchase price in fiscal 1996.

     - In February 1996, we purchased Log'In, S.A. We accounted for this acquisition under the purchase method of accounting. Management considered $3.1 million of the purchase price attributable to in-process research and development with no alternative future use and expensed this amount in fiscal 1996. The results of Log'In's operations subsequent to the date of acquisition are included in our operating results.

     - In November 1996, we purchased Manufacturing Execution Systems Associates, Inc., or MESAi, and accounted for this transaction under the purchase method of accounting. The results of MESAi's operations are included in our financial statements effective November 1, 1996. See Note 3 of our audited financial statements.

     - In June 1997, we purchased Bender Management Consultants Inc. This acquisition was accounted for under the purchase method of accounting. Management considered $2.0 million of the purchase price to be in-process research and development with no alternative future use and expensed this amount in fiscal 1997. The results of operations of Bender Management Consultants are included in our financial statements effective June 1, 1997. See Note 3 of our audited financial statements.

                                                                                              NINE MONTHS ENDED
                                              FISCAL YEAR ENDED JUNE 30,                          MARCH 31,
                              ----------------------------------------------------------   -----------------------
                                1995       1996        1997         1998         1999         1999         2000
                              --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenue:
  Software license fees.....  $    903   $  4,813   $    4,333   $   10,392   $   10,521   $    6,993   $    7,721
  Services..................       688      1,702        3,887        8,014       12,760        9,246        9,429
                              --------   --------   ----------   ----------   ----------   ----------   ----------
         Total revenue......     1,591      6,515        8,220       18,406       23,281       16,239       17,150
Operating expenses:
  Cost of license fees......        --         --           11          524          576          477          415
  Cost of services..........       668      1,194        4,419        6,714        9,308        6,535        5,869
  Research and
    development.............     1,233      5,193        6,320        9,368       10,179        7,614        7,689
  Purchased in-process
    research and
    development.............        --      5,568        2,083           --           --           --           --
  Sales and marketing.......     2,316      3,553        6,344        9,485       13,731       10,248       10,077
  General and
    administrative..........       789      1,918        3,663        3,984        4,850        3,613        3,793
  Provision for
    doubtful accounts.......        12        242        1,600          373          753          276          596
                              --------   --------   ----------   ----------   ----------   ----------   ----------
         Total operating
           expenses.........     5,018     17,668       24,440       30,448       39,397       28,763       28,439
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Operating loss..............    (3,427)   (11,153)     (16,220)     (12,042)     (16,116)     (12,524)     (11,289)
Other income (expense):
  Interest income...........        90         72           66           51           50           32           35
  Interest expense..........       (78)      (658)      (1,501)      (3,539)      (3,526)      (3,080)      (1,969)
  Other income (expense)....       121         (2)         (72)           1           32           16           21
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Loss before income taxes....    (3,294)   (11,741)     (17,727)     (15,529)     (19,560)     (15,556)     (13,202)
                              --------   --------   ----------   ----------   ----------   ----------   ----------
         Net loss...........    (3,294)   (11,741)     (17,727)     (15,529)     (19,560)     (15,556)     (13,202)
Accretion of redeemable
  preferred stock...........      (569)      (790)      (1,309)      (1,833)      (2,534)      (1,607)      (2,766)
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Net loss attributable to
  common stock..............  $ (3,863)  $(12,531)  $  (19,036)  $  (17,362)  $  (22,094)  $  (17,163)  $  (15,968)
                              ========   ========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss
  per common share..........  $  (7.15)  $ (18.77)  $   (16.02)  $   (13.98)  $   (15.21)  $   (11.85)  $   (10.52)
                              ========   ========   ==========   ==========   ==========   ==========   ==========
Weighted average number of
  shares used in computing
  basic and diluted net loss
  per common share
  (unaudited)...............   540,116    667,492    1,188,204    1,242,381    1,452,363    1,447,808    1,517,734
Pro forma basic and diluted
  net loss per share
  (unaudited)...............                                                  $    (1.25)               $    (0.73)
                                                                              ==========                ==========
Weighted average number of
  shares used in computing
  pro forma basic and
  diluted net loss per share
  (unaudited)...............                                                  17,704,605                22,008,083

                                                              AS OF JUNE 30,
                                            --------------------------------------------------       AS OF
                                             1995      1996       1997       1998       1999     MARCH 31, 2000
                                            ------   --------   --------   --------   --------   --------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $1,499   $    296   $    700   $    900   $    638      $    193
Working capital...........................    (512)    (5,231)   (19,560)   (35,012)   (22,423)      (35,655)
Total assets..............................   2,406      4,761      6,532      9,844     11,656         6,898
Long-term debt, less current portion......     163        369        389        224        266           129
Redeemable preferred stock................   7,544     15,334     20,706     22,051     57,256        60,022
Shareholders' deficit.....................  (7,844)   (19,968)   (38,546)   (55,411)   (77,523)      (93,366)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the "Selected Financial Data" and the accompanying financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to, those discussed below and elsewhere in this prospectus, particularly under the caption "Risk Factors."

COMPANY BACKGROUND

     We develop, market and support supply chain management software that enables enterprises to optimize financial and operational performance across their supply chains. Since early 1999, we have begun to leverage our core competencies in supply chain management software by developing additional e-business products, as well as web-enabling our current products for use across customer supply chains. The addition of e-business products to our SynQuest One2One suite of solutions enables us to offer products that integrate and financially optimize a customer's web-enabled supply chain.

     We were incorporated as Factory Automation & Computer Technologies, Inc. in New York in May 1986. E.M. Warburg, Pincus, our principal shareholder, first invested in our company in May 1994. Our primary business initially consisted of developing, licensing and servicing sophisticated scheduling and workflow software, which enabled manufacturers to implement flexible and cost-effective manufacturing techniques. We have moved our product line beyond the manufacturing execution market toward integrated supply chain management, both through internal development and several key acquisitions. In 1995, we acquired the intellectual property rights to Mandis software from Mandis International Limited, a Dutch supply chain software vendor, to build a base of operations in Europe and to add product functionality. In 1996, we acquired Log'In, S.A., a French developer of modeling, simulation and optimization software, to add advanced optimization functionality to our products. We also acquired Manufacturing Execution Systems Associates, Inc., a Pennsylvania-based systems integration firm specializing in manufacturing and logistics software environments, to link our supply chain management software with shop floor and production equipment control systems. In January 1997, we were reincorporated in Georgia under the name SynQuest, Inc. In June 1997, we acquired Bender Management Consultants Inc. to broaden our supply chain solutions and offer strategic and tactical logistics planning functionality.

OVERVIEW

     Our fiscal year end is June 30. We generate revenues from two principal sources:

     - license fees derived from software products; and

     - professional services fees and maintenance and support fees derived from consulting, implementation, training and maintenance services and other technical support related to our software products.

     Software License Fees. Customers typically pay a one-time fee for a perpetual license to use our software products. The amount of the fee is based on the number of licensed sites, users and products. We require a written software license contract that typically provides for an initial payment upon execution of the license contract, followed by one or more periodic payments on dates specified in the contract. Payments are required to be made within one year of the contract date. Our initial software license arrangements with customers typically provide a fee for the first year of maintenance and support services.

We often negotiate contracts for specific implementation and training services following the initial software license contract.

     Our software licenses have principally been the result of direct sales to customers, and we expect that direct sales will continue to represent our principal selling method in the future. However, we have used and expect to continue to use independent resellers of our products in geographic areas where we do not believe it is cost-effective to establish a direct sales force. We rely on third parties such as business process improvement consultants, implementers of software systems and complementary software application providers to provide us with leads for potential new customers. Prior to mid-1999, we primarily depended on J.D. Edwards for our leads. During the past nine months, we entered into relationships with several new lead sources, substantially reducing our dependence on any single lead source.

     The sales cycle for our products is typically six to nine months, and software license revenues for a particular period are substantially dependent on orders received in that period. Furthermore, we have experienced, and expect to continue to experience, significant variation in the size of individual licensing transactions.

     We recognize software license revenue when a signed contract is obtained, shipment of the product has occurred, the license fee is fixed and determinable, collectibility is probable, and remaining obligations under the license agreement are insignificant. For software licenses which result from resellers or distributors sublicensing our products to end users, we do not recognize software license revenue until our products are licensed to the final end user and all other conditions for revenue recognition outlined in the previous sentence have been met. Our software arrangements often include multiple elements, each of which is available for sale and often is sold separately. If a software arrangement includes multiple elements, such as multiple software products, specified upgrades, maintenance and support and/or other services, we allocate the total software arrangement fee among each element of the arrangement. We use the residual method, as defined in Statement of Position No. 98-9, to allocate revenue to delivered elements once we have established our objective evidence for the value of all undelivered elements. Our objective evidence of fair value for undelivered maintenance and support services is based upon the then current standard renewal rate for these services and is not discounted. Our objective evidence of fair value for undelivered implementation and training services is based on our then current standard hourly rates for such services as they are sold separately and is not discounted. The remaining portion of the arrangement fee is allocated to the licensed software products. As a result, all discounts negotiated with our customers in multiple element arrangements are reflected as discounts to the license fee portion of the arrangement and are prorated across multiple software products, if there are multiple products, based on their list prices established by authorized management. Our revenue recognition is in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition," as amended by Statement of Position Nos. 98-4 and 98-9. Prior to fiscal 1999, we recognized software license revenue in accordance with Statement of Position No. 91-1, meaning that we then recognized software license revenue upon shipment, provided we had a signed contract, that we had no remaining significant obligations to perform and that collection of payment was probable. Our adoption of the new standards in fiscal 1999 has not had a material effect on our revenue recognition.

     Services Revenue. Our services revenue consists principally of revenue derived from professional services associated with implementing our products and educating and training our customers' employees on the use of our products. In addition and to a lesser extent, our services revenue includes fees for ongoing maintenance and support, consisting primarily of customer technical support services and product upgrades and enhancements.

     Our implementation and training services are typically delivered on a time-and-materials basis or occasionally on a fixed-price basis. We recognize revenue from the services delivered on a time-and-materials basis as the services are performed. Revenue from fixed-price arrangements are recognized using a percentage-of-completion method based upon the cost incurred to date as a percentage of the total expected cost. Out-of-pocket expenses incurred by our personnel performing professional services are reimbursed by the customer. Implementation and training services are generally completed four to nine months following execution of the license contract. However, implementations for customers licensing multiple products for numerous locations may take place over a longer period of time.

     As part of our maintenance and support services, we provide our customers with product upgrades and enhancements as well as user and technical support services for an annual fee. Most of our maintenance and support contracts are invoiced annually in advance, are renewable at the discretion of the customer and allow for future fee increases. The revenue from our maintenance and support services is recognized ratably over the term of the maintenance and support contract, which is generally 12 months. While a 90-day warranty is included in the initial software license, our maintenance and support contracts typically are entered into as of the date of the initial software license. Warranty claims are typically not material and customers are charged for support during the warranty period.

     Cost of License Fees. Our cost of license fees consists primarily of commissions or finder fees which we pay to third parties for providing us with a new customer lead and sub-license fees paid by us to third parties for software owned by a third party which we have licensed along with our products. Also included is the amortization of software acquired through business acquisition. We believe that our continued expansion of strategic alliances for sales lead generation may increase the future cost of license fees over historical levels both in dollars and as a percentage of total revenue.

     Cost of Services. Our cost of services consists primarily of personnel costs, including third-party consultants, and travel associated with providing consulting, implementation, training and maintenance and support services associated with our products.

     Research and Development. Our research and development costs consist primarily of personnel costs, travel, training and office facilities costs. We maintain a development staff to enhance our products and to develop new products. In accordance with Statement of Financial Accounting Standards No. 86, we expense software costs as incurred until technological feasibility of the software is determined and the recovery of the cost can reasonably be expected, after which any additional costs are capitalized. To date, we have expensed all software development costs because development costs incurred subsequent to the establishment of both technological feasibility and the reasonable expectations of cost recovery have been minimal.

     Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, commissions to employees, travel, promotional events such as trade shows, seminars and technical conferences and advertising and public relations programs.

     General and Administrative. Our general and administrative expenses consist primarily of personnel and other costs of our finance and human resources activities, as well as legal and audit fees, depreciation and other general corporate expenses.

     Backlog. Our product delivery lead times are very short and, consequently, substantially all of our license fee revenue in each quarter may result from contracts entered into in that quarter. Accordingly, we generally only maintain a significant backlog for our professional services and maintenance and support activities.

RECENT DEVELOPMENTS

     Financial Results. We are in the process of completing the year end audit of our June 30, 2000 financial statements. For the quarter ended June 30, 2000, we anticipate $8.0 million in total revenue consisting of $5.4 million in revenue from software license fees and $2.6 million in revenue from services, and a net loss of $2.6 million. For the fiscal year ended June 30, 2000, we anticipate $25.1 million in total revenue consisting of $13.1 million in revenue from software license fees and $12.0 million in revenue from services, and a net loss of $15.8 million.

     Ford License Agreement. On May 19, 2000, we entered into a $9.4 million agreement with Ford Motor Company. The agreement provides for the license of five of our standard software products, first year maintenance and a warrant to purchase 400,000 shares of our common stock. We allocated approximately $6.9 million of the total fee to software licenses, $1.2 million to maintenance and $1.3 million to the fair value of the warrant. We shipped a portion of the software in June 2000 and recognized approximately $4.7 million of software license revenue. We expect to ship the balance of the products in the quarter ending September 30, 2000 and recognize the remaining $2.2 million of the software license revenue at that time. The revenue from maintenance is being recorded in equal monthly amounts over the first year maintenance term.

RESULTS OF OPERATIONS

     The following table sets forth selected statement of operations data expressed as a percentage of our total revenue for the respective periods.

                                                                                 NINE MONTHS
                                                       FISCAL YEAR ENDED            ENDED
                                                            JUNE 30,              MARCH 31,
                                                    ------------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                    ------    -----    -----    -----    -----
                                                                                 (UNAUDITED)
Revenue:
  Software license fees...........................    52.7%    56.5%    45.2%    43.1%    45.0%
  Services........................................    47.3     43.5     54.8     56.9     55.0
                                                    ------    -----    -----    -----    -----
          Total revenue...........................   100.0    100.0    100.0    100.0    100.0
Operating expenses:
  Cost of license fees............................     0.1      2.8      2.5      2.9      2.4
  Cost of services................................    53.7     36.5     40.0     40.2     34.2
  Research and development........................    76.9     50.9     43.7     46.9     44.8
  Purchased in-process research and development...    25.3       --       --       --       --
  Sales and marketing.............................    77.2     51.5     59.0     63.1     58.8
  General and administrative......................    44.6     21.7     20.8     22.3     22.1
  Provision for doubtful accounts.................    19.5      2.0      3.2      1.7      3.5
                                                    ------    -----    -----    -----    -----
          Total operating expenses................   297.3    165.4    169.2    177.1    165.8
                                                    ------    -----    -----    -----    -----
Operating loss....................................  (197.3)   (65.4)   (69.2)   (77.1)   (65.8)
Other income (expense):
  Interest income.................................     0.8      0.3      0.2      0.2      0.2
  Interest expense................................   (18.3)   (19.3)   (15.1)   (19.0)   (11.5)
  Other income (expense)..........................    (0.9)      --      0.1      0.1      0.1
                                                    ------    -----    -----    -----    -----
          Total other income (expense)............   (18.4)   (19.0)   (14.8)   (18.7)   (11.2)
                                                    ------    -----    -----    -----    -----
Loss before income taxes..........................  (215.7)   (84.4)   (84.0)   (95.8)   (77.0)
                                                    ------    -----    -----    -----    -----
          Net loss................................  (215.7)%  (84.4)%  (84.0)%  (95.8)%  (77.0)%
                                                    ======    =====    =====    =====    =====

  NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO NINE MONTHS ENDED MARCH 31, 1999

     Software License Fees Revenue. Revenue from software license fees increased 10.4% to $7.7 million in the nine months ended March 31, 2000 from $7.0 million in the nine months ended March 31, 1999. The increase was due to increased market acceptance of our software solutions, as well as the expansion of our sales force. However, during the first six of the nine months ended March 31, 2000, we believe that our software license revenue was negatively impacted by the following factors:

     - our traditional sources of customer leads did not meet our growth expectations during the period of transition to other lead-generation sources and

     - during calendar 1999 potential customers' short-term focus of financial and manpower resources on Year 2000 issues postponed some potential customers' licensing decisions.

     In order to increase the quantity and quality of customer leads, we have entered into and continue to pursue relationships with third-party lead sources such as business process improvement consultants, implementers of software systems and complementary software application providers. As of March 31, 2000, these efforts have resulted in an increase in the quantity and quality of customer leads. We believe the increases in our partner relationships with third-party lead sources and the elimination of Year 2000 issues will continue to have a positive effect on our future revenues.

     Services Revenue. Revenue from services increased 2.0% to $9.4 million in the nine months ended March 31, 2000 from $9.2 million in the nine months ended March 31, 1999. This increase was the result of an increase in maintenance and support revenue resulting from license contracts entered into during the past year and was partially offset by a decrease in revenue from implementation and training services due to delays by two customers in the implementation of our licensed software. We expect these two customers to begin their implementations during the three months ending June 30, 2000.

     Total Revenue. Total revenue increased 5.6% to $17.2 million in the nine months ended March 31, 2000 from $16.2 million in the nine months ended March 31, 1999.

     Cost of License Fees. Cost of license fees decreased 13.2% to $414,000 in the nine months ended March 31, 2000 from $477,000 in the nine months ended March 31, 1999. This decrease resulted from a decrease in sub-license fees paid to third parties as a result of fewer products sub-licensed to our customers that were owned by third parties.

     Cost of Services. Cost of services decreased 10.2% to $5.9 million in the nine months ended March 31, 2000 from $6.5 million in the nine months ended March 31, 1999. This decrease in cost of services was due to our decreased use of higher cost third-party consultants for implementation services.

     Research and Development. Research and development expenses were $7.7 million in the nine months ended March 31, 2000, which is approximately equal to the $7.6 million in the nine months ended March 31, 1999. Although we have been developing additional e-business products and web-enabling our existing products over the past nine months, our research and development expenses have not increased. We utilized existing resources and core competencies of our employees to develop these new products and enhancements.

     Sales and Marketing. Sales and marketing expenses were approximately $10.1 million in the nine months ended March 31, 2000 and approximately $10.2 million in the nine months ended March 31, 1999.

     General and Administrative. General and administrative expenses increased 5.0% to $3.8 million in the nine months ended March 31, 2000 from $3.6 million in the nine months ended March 31, 1999. This increase was the result of higher costs associated with the increase in our business activities and expected growth.

     Provision for Doubtful Accounts. Our provision for doubtful accounts increased 115.9% to $596,000 in the nine months ended March 31, 2000 from $276,000 in the nine months ended March 31, 1999. This increase reflected management's concern over the collectibility of certain amounts from one of our European customers.

     Operating Loss. As a result of the above factors, our operating loss decreased 9.9% to $11.3 million in the nine months ended March 31, 2000 from $12.5 million in the nine months ended March 31, 1999.

     Other Income (Expense). Other income (expense) decreased 36.9% to $1.9 million in the nine months ended March 31, 2000 from $3.0 million in the nine months ended March 31, 1999. Other income (expense) consists almost entirely of interest expense. This decrease was due to lower average borrowings during the nine months ended March 31, 2000 as a result of the use of a portion of the proceeds from the sale of Series G preferred stock in March 1999 to reduce debt under our line of credit.

     Income Taxes. During the nine months ended March 31, 2000 and 1999, we reported losses for both financial reporting and income tax purposes. As a result, we made no significant provision for income taxes in either period.

     Net Loss. As a result of the above factors, our net loss for the nine months ended March 31, 2000 decreased 15.1% to $13.2 million compared to $15.6 million for the nine months ended March 31, 1999.

  FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1998

     Software License Fees Revenue. Revenue from software license fees were $10.5 million in fiscal 1999 and $10.4 million in fiscal 1998. While our software license fee revenue increased in the first two quarters of fiscal 1999 compared to fiscal 1998, we experienced a decline in license fees in the last two quarters of fiscal 1999. We believe this decline in license fee revenue in the last half of fiscal 1999 was due in large part to our traditional sources of customer leads not increasing during the period of transition to other lead-generation sources and postponement of some potential customers' licensing decisions due to Year 2000 issues.

     Services Revenue. Revenue from services increased 59.2% to $12.8 million in fiscal 1999 from $8.0 million in fiscal 1998. This increase was primarily the result of an increase in revenue from customer implementations and an increase in support revenue, both resulting from the increase in new licenses during the fourth quarter of fiscal 1998 and the first two quarters of fiscal 1999.

     Total Revenue. Total revenue increased 26.5% to $23.3 million in fiscal 1999 from $18.4 million in fiscal 1998. The increase was due to the increase in services revenue described above.

     Cost of License Fees. Cost of license fees increased 9.9% to $576,000 in fiscal 1999 from $524,000 in fiscal 1998. This increase was due to higher third-party finder fees partially offset by a decrease in sub-license fees paid to third parties as a result of a reduction in the number of products owned by third parties that we sub-licensed to our customers.

     Cost of Services. Cost of services increased 38.6% to $9.3 million in fiscal 1999 from $6.7 million in fiscal 1998. The increase resulted from increased costs associated with the addition of personnel, including the increased use of higher cost third-party consultants necessary to provide our implementation services.

     Research and Development. Research and development expenses increased 8.7% to $10.2 million in fiscal 1999 from $9.4 million in fiscal 1998. This increase resulted from greater costs associated with additional personnel required to support our product development activities and plans.

     Sales and Marketing. Sales and marketing expenses increased 44.8% to $13.7 million in fiscal 1999 from $9.5 million in fiscal 1998. This increase resulted from increased costs associated with additional personnel in our sales and marketing organization, including additional direct sales and marketing personnel.

     General and Administrative. General and administrative expenses increased 21.7% to $4.9 million in fiscal 1999 from $4.0 million in fiscal 1998. This increase resulted from increased costs associated with the addition of personnel and other costs related to the increase in business activity over the past year.

     Provision for Doubtful Accounts. Our provision for doubtful accounts increased 101.9% to $753,000 in fiscal 1999 from $373,000 in fiscal 1998. This increase resulted from an increase in year-end as well as average outstanding accounts receivable resulting from increased business activity.

     Operating Loss. As a result of the above factors, our operating loss increased 33.8% to $16.1 million in fiscal 1999 compared to $12.0 million in fiscal 1998.

     Other Income (Expense). Other income (expense), which consists primarily of interest expense, was $3.4 million in fiscal 1999, approximately equal to the $3.5 million in fiscal 1998. Although interest expense decreased in the fourth quarter of fiscal 1999 as result of the use of a portion of the proceeds from the sale of our Series G preferred stock in March 1999 to reduce borrowings under our line of credit, the decrease was offset by increased borrowings during the first three quarters of fiscal 1999.

     Income Taxes. During fiscal 1999 and fiscal 1998 we reported losses for both financial reporting and income tax purposes. As a result, we made no significant provision for income taxes in either year. At the end of fiscal 1999, we had net operating loss carryforwards of approximately $61.0 million and tax credits of approximately $929,000 that expire principally in years 2001 through 2014. Total net operating loss carryforwards at June 30, 1999 includes approximately $9.6 million of net operating losses related to our foreign operations that may be carried forward indefinitely.

     Net Loss. As a result of the above factors, our net loss increased 26.0% to $19.6 million in fiscal 1999 compared to $15.5 million in fiscal 1998.

  FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

     Software License Fees Revenue. Revenue from software license fees increased 139.8% to $10.4 million in fiscal 1998 from $4.3 million in fiscal 1997. This increase was due to the continued market acceptance of our products, the introduction in the three months ended March 31, 1998 of Manufacturing Manager version 5.0, which is the predecessor to our current Virtual Production Engine, and our acquisition of all of the outstanding shares of Bender Management Consultants Inc., a company that develops supply chain software and provides consulting services, in June 1997. The Bender Management acquisition enabled us to broaden our overall supply chain product solutions.

     Services Revenue. Services revenue increased 106.1% to $8.0 million in fiscal 1998 from $3.9 million in fiscal 1997. This increase was primarily the result of a 100.0% increase in revenue from customer implementations and a 144.2% increase in support revenue, both resulting from the increase in new licenses during fiscal 1998 compared to fiscal 1997.

     Total Revenue. Total revenue increased 123.9% to $18.4 million in fiscal 1998 from $8.2 million in fiscal 1997. This increase was due to the increase in revenue from both software license fees and services.

     Cost of License Fees. Cost of license fees increased to $524,000 in fiscal 1998 from $11,000 in fiscal 1997, reflecting $393,000 in third-party finders fees incurred in fiscal 1998 and $131,000 of amortization of software acquired through the acquisition of a business.

     Cost of Services. Cost of services increased 51.9% to $6.7 million in fiscal 1998 from $4.4 million in fiscal 1997. This increase resulted from increased costs associated with the addition of personnel necessary to provide the implementation and support services associated with the increase in new licenses.

     Research and Development. Research and development expenses increased 48.2% to $9.4 million in fiscal 1998 from $6.3 million in fiscal 1997. Approximately $2.4 million of this increase was due to the cost of additional personnel acquired in the Bender Management acquisition. The remaining increase resulted from increased costs associated with additional personnel to enable a concentrated development effort associated with the release of Manufacturing Manager version 5.0.

     Purchased In-process Research and Development. In June 1997, we acquired the Bender Management operations for approximately $2.2 million, consisting of 750,000 shares of preferred stock valued at $2.1 million and acquisition costs of $126,000. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations were included in the accompanying consolidated statements of operations beginning June 1, 1997, the date the acquisition was recorded for accounting purposes. The purchase price was allocated among identifiable assets and liabilities based on their respective fair values. Approximately $393,000 was determined to be the value of completed software products. The value assigned to in-process research and development with no alternative future use was approximately $2.1 million. Such value was determined using the discounted cash flow of earnings expected in future years from products to be derived from the in-process research and development. In accordance with generally accepted accounting principles, this amount was expensed at the acquisition date. At the acquisition date, Bender Management had not capitalized any software development costs. Through additional research and development expenditures principally over the 18 months following our acquisition of Bender Management, we derived our current Supply Chain Design Engine, Tactical Planning Engine, Open Demand Engine, and Dynamic Sourcing Engine from the in-process research and development of Bender Management at the date of acquisition.

     Sales and Marketing. Sales and marketing expenses increased 49.5% to $9.5 million in fiscal 1998 from $6.3 million in fiscal 1997. This increase was due to a $1.6 million increase in our personnel costs as the number of new license contracts increased and we established new domestic and international sales offices as we expanded our direct sales force, and a $1.1 million increase in advertising and promotional activities relating to the announcement of new product enhancements.

     General and Administrative. General and administrative expenses increased 8.8% to $4.0 million in fiscal 1998 from $3.7 million in fiscal 1997. This increase was due to increased costs associated with additional personnel to support our internal growth.

     Provision for Doubtful Accounts. Our provision for doubtful accounts decreased 76.7% to $373,000 in fiscal 1998 from $1.6 million in fiscal 1997. This decrease was due to provisions in fiscal 1997 for a settlement of legal action relating to the outstanding accounts receivable balance with a customer which resulted in a write-off of approximately $540,000. In addition, during fiscal 1997 we provided approximately $420,000 for a negotiated settlement of outstanding accounts receivable balance with another customer.

     Operating Loss. As a result of the above factors, our operating loss decreased 25.8% to $12.0 million in fiscal 1998 compared to $16.2 million in fiscal 1997.

     Other Income (Expense). Other income (expense), which consists primarily of interest expense, increased 131.5% to $3.5 million in fiscal 1998 from $1.5 million in fiscal 1997. This increase was a result of additional borrowings under our line of credit as well as additional borrowings from our principal shareholder.

     Income Taxes. During fiscal 1998 and fiscal 1997, we reported losses for both financial reporting and income tax purposes. As a result, we made no provision for income taxes in either year.

     Net Loss. As a result of the above factors, our net loss decreased 12.4% to $15.5 million in fiscal 1998 compared to $17.7 million in fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table contains quarterly financial information. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements contained in this prospectus. They include all adjustments, consisting only of normal recurring accruals, that we consider necessary to present fairly this information when read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                               THREE MONTHS ENDED
                                  ----------------------------------------------------------------------------
                                  SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                    1998        1998       1999       1999       1999        1999       2000
                                  ---------   --------   --------   --------   ---------   --------   --------
                                                           (UNAUDITED) (IN THOUSANDS)
Revenue:
  Software license fees.........   $ 1,900    $ 4,000    $ 1,093    $ 3,528     $   253    $ 3,563    $ 3,905
  Services......................     2,708      2,874      3,664      3,514       3,304      2,899      3,226
                                   -------    -------    -------    -------     -------    -------    -------
          Total revenue.........     4,608      6,874      4,757      7,042       3,557      6,462      7,131
Operating expenses:
  Cost of license fees..........        33        397         47         99         125         42        248
  Cost of services..............     1,910      2,224      2,401      2,773       2,227      1,755      1,887
  Research and development......     2,469      2,470      2,675      2,565       2,591      2,591      2,507
  Sales and marketing...........     3,126      3,524      3,598      3,483       3,228      3,480      3,369
  General and administrative....     1,144      1,307      1,162      1,237       1,160      1,415      1,218
  Provision for doubtful
     accounts...................        45         45        186        477         325        147        124
                                   -------    -------    -------    -------     -------    -------    -------
          Total operating
            expenses............     8,727      9,967     10,069     10,634       9,656      9,430      9,353
Operating loss..................    (4,119)    (3,093)    (5,312)    (3,592)     (6,099)    (2,968)    (2,222)
Other income (expense):
  Interest income...............         9         10         13         18          11         14         10
  Interest expense..............      (980)    (1,141)      (959)      (446)       (568)      (721)      (680)
  Other income (expense)........        (3)         4         15         16          18          2          1
                                   -------    -------    -------    -------     -------    -------    -------
          Total other income
            (expense)...........      (974)    (1,127)      (931)      (412)       (539)      (705)      (669)
                                   -------    -------    -------    -------     -------    -------    -------
Loss before income taxes........    (5,093)    (4,220)    (6,243)    (4,004)     (6,638)    (3,673)    (2,891)
                                   -------    -------    -------    -------     -------    -------    -------
          Net loss..............   $(5,093)   $(4,220)   $(6,243)   $(4,004)    $(6,638)   $(3,673)   $(2,891)
                                   =======    =======    =======    =======     =======    =======    =======

     Our quarterly operating results have varied in the past and may vary significantly in the future depending on many factors including:

     - the volume of orders;

     - competitor activities;

     - changes in strategic relationships;

     - customer budget constraints;

     - the mix of products sold; and

     - general economic conditions.

     Historically, we have experienced very large individual license transactions, which can cause substantial variances in quarterly license fee revenue. In addition, we typically enter into a significant portion of our new license contracts in the last two weeks of the quarter. Furthermore, we believe that the purchase of our products is relatively discretionary and generally involves a significant commitment of capital. As a result, purchases of our products may be deferred or canceled in the event of a downturn in any potential customer's business or in the economy in general, or any potential customer's focus of financial and manpower resources on other areas such as Year 2000 issues.

     Historically, we have recognized greater revenue from license fees in the fourth quarter of each fiscal year than in each of the preceding quarters, and the first quarter license fees revenue typically has declined from such revenue in the fourth quarter of the preceding year. We believe that this concentration of licensing activity is caused primarily by our sales commission policies, which compensate sales personnel for meeting or exceeding annual performance quotas. Any change in these policies could result in a change in this pattern of licensing activity and, therefore, the portion of annual revenue reported in each quarter of the year. Furthermore, because we generally ship our software products within a few days after receipt of a contract, we typically do not have a material backlog of unfilled software orders and license fees revenue in any quarter is generally substantially dependent on orders received and shipped in that quarter.

     A substantial portion of our operating expense level, particularly personnel and facilities costs, is based in part on our expectations as to future revenue and is relatively fixed in advance of any particular quarter. As a result of the foregoing factors, we believe that our quarterly revenue, expenses and operating results likely will vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful and, in any event, such comparisons should not be relied upon as indicators of future performance.

     Revenue from software license fees declined in the quarters ended March 31, 1999 and September 30, 1999 due in part to our potential customers' focus on Year 2000 issues. In addition, in the quarter ended September 30, 1999, three new license agreements were delayed due to our potential customers' delay in making a decision to purchase J.D. Edwards software. As a result of these reduced software license fees, implementation services revenue has declined since the quarter ended March 31, 1999.

     Cost of services increased in the quarter ended June 30, 1999 due to the use of higher priced third-party consultants to perform a portion of the services and declined thereafter as we reduced the number of third-party consultants as implementation services declined. Sales and marketing expenses have varied from quarter to quarter depending generally on the timing of advertising and promotion expenses and commissions on new software licenses. General and administrative expenses increased in the quarter ended June 30, 1999 primarily as a result of an increase in the reserve for loss on an uncollectible accounts receivable from the prior year. Interest expense declined in the quarters ended March 31, 1999 and June 30, 1999 as a result of the use of a portion of the proceeds from the sale of our Series G preferred stock in March 1999 to repay our borrowings under our credit facility. Borrowings under our line of credit since the quarter ended March 31, 1999 have caused our interest expense to increase.

LIQUIDITY AND CAPITAL RESOURCES

     Since 1994, we have primarily financed our operations and our capital expenditures through funds generated from operations, sales of our preferred stock and borrowings from Greyrock Business Credit Corporation and E.M. Warburg, Pincus, our principal shareholder. At June 30, 2000, our primary sources of liquidity consisted of a $20.0 million line of credit with Greyrock, which is secured by substantially all of our assets, and cash totaling approximately $457,000. Our line of credit with Greyrock bears interest at the highest LIBOR rate in effect each month, plus 5.125% per annum, which was 11.8% as of July 31, 2000, provided that the interest rate in effect each month is not less than 9% per annum. It provides for borrowings not to exceed the lesser of $20.0 million or an amount equal to the sum of the following: (1) 80% of qualifying receivables, as defined, (2) an additional loan of $5.0 million and (3) a term loan of $5.0 million. Our line of credit will renew on December 31, 2000 for a term of one year unless terminated by us or Greyrock. At July 31, 2000, approximately $9.7 million was outstanding and $3.6 million was available for additional borrowings under our line of credit.

     Cash used in our operating activities was $6.9 million for the nine months ended March 31, 2000 compared to $14.7 million for the same period in the prior fiscal year. The cash used in operating activities for the nine months ended March 31, 2000 resulted primarily from our net losses of $13.2 million partially offset by a $4.2 million decrease in accounts receivable, a $952,000 increase in depreciation and amortization expense, and a $789,000 increase in accrued expenses. The decrease in accounts receivable at December 31, 1999 and March 31, 2000 was due to an improvement in the payment terms on our software license agreements as compared to prior years, as well as the timing of new contracts within the relevant periods. The cash used in operating activities for the nine months ended March 31, 1999 resulted primarily from our $15.6 million net loss during that period. The reduction in cash used in operating activities during the nine months ended March 31, 2000, as compared to the same period in the prior fiscal year, was due to a $6.2 million decrease in accounts receivable and a $2.4 million reduction in our net loss, partially offset by a $1.3 million reduction in accrued expenses.

     Cash used in our investing activities was approximately $888,000 in the nine months ended March 31, 2000 as compared to $1.0 million for the same period in the prior fiscal year. The cash used in investing activities was principally used for purchases of computer hardware and software for internal use to support our growth during the previous year as well as for furniture and fixtures.

     Cash provided by our financing activities amounted to approximately $7.4 million in the nine months ended March 31, 2000 as compared to $15.4 million for the same period in the prior fiscal year. During the nine months ended March 31, 2000, $7.3 million was provided from net borrowings under our line of credit. During the same period in the prior fiscal year, $32.7 million, net of issuance costs, was provided in March 1999 from the sale of Series G preferred stock, of which $26.9 million was used to repay borrowings under our line of credit and $5.0 million was used for the conversion of a note from E.M. Warburg, Pincus into Series G preferred stock. Net of borrowings, the outstanding balance of our line of credit during the nine months ended March 31, 1999 was reduced by $17.1 million.

     We believe that the cash provided by this offering, our existing cash balance, borrowings under our line of credit and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for the next twelve months. However, the termination of our line of credit, any material variance of our operating results from our projections or the acquisitions of complementary businesses, products or technologies could require us to obtain additional equity or debt financing. Required financing may not be available on acceptable terms, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. The Company adopted SFAS No. 131 effective with its fiscal year ending June 30, 1999.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for quarters beginning after June 15, 2000. We do not currently utilize derivative financial instruments and, therefore, we do not expect that the adoption of SFAS No. 133 will have a material impact on our results of operations or financial position.

     In December 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which clarified some provisions of current standards related to software revenue recognition. The adoption of SAB No. 101 did not have a material impact on our revenue recognition policies or results of operations for financial position.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25, which is referred to as "FIN 44". FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and is effective for option grants made after June 30, 2000. FIN 44 also establishes guidance for the repricing of stock options and determining whether a grantee is an employee, for which the guidance was effective after December 15, 1998 and modifying a fixed option to add a reload feature, for which the guidance was effective after January 12, 2000. The adoption of certain of the provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. We do not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

YEAR 2000 COMPUTER ISSUES

     We did not experience any computer or systems problems relating to Year 2000. Upon review of our internal and external systems during 1999, we determined that we did not have any material exposure to such computer problems and that the software and systems required to operate our business and the then current versions of our software products were Year 2000 compliant. As a result, during 1999 we did not incur, and do not expect to incur, any material expenditures relating to Year 2000 remediation of our internal systems or our software products.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest expense is sensitive to changes in the general level of U.S. interest rates. We are exposed to changes in interest rates primarily from our subordinated debt with E.M. Warburg, Pincus and our line of credit with Greyrock, the interest rates of which are tied to U.S. market interest rates. We do not currently utilize derivative financial instruments to manage exposure to interest rate changes. Based on the weighted average outstanding debt balances, a one percent increase in the general level of U.S. interest rates would have produced approximately $340,000 in additional interest expense in the fiscal year ended June 30, 1999. We do not expect to have a significant amount of outstanding debt following this offering.

     We develop products in the United States and market our products in North America, South America and Europe. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. All sales are currently made in both U.S. dollars and local currencies. A strengthening of the U.S. dollar or weakening of these local currencies could make our products less competitive in foreign markets.

     We expect to invest our cash only in debt obligations issued by the U.S. government or its agencies with maturities of less than two years.

                                    BUSINESS

OVERVIEW

     We provide advanced e-business solutions designed to optimize the financial and operational performance of the supply chain. Our SynQuest One2One suite of software solutions enables our customers to fulfill each order they receive in the most profitable manner and to enhance competitiveness through improved customer service. Our solutions consider the relevant variables that affect the performance of the entire supply chain, including materials supply, manufacturing, distribution, transportation and trading partners. We help our clients improve their business performance, increase market share and enhance customer service by:

     - providing real-time management of every customer order to help achieve fast and reliable fulfillment; and

     - selecting the financially optimal, or profit maximizing, means of order fulfillment within the supply chain constraints and customer requirements.

     Our scalable solutions are designed for business-to-business e-commerce. We target traditional bricks and mortar companies with annual revenues between $100 million and $2 billion, web-based companies and market exchanges. We believe these companies face complex supply chain management challenges, but their limited resources and expertise require them to select solutions that are easy to use and quick to deploy. Our turnkey suite of products can be quickly implemented, to deliver bottom-line savings and incremental revenue opportunities for customers. Our solutions readily interface with a broad range of our clients' existing enterprise applications, as well as the platforms of their web-based trading partners. As of June 30, 2000, we had implemented our solutions for over 100 customers. Our clients include The B.F. Goodrich Company, Ford Motor Company, Herman Miller, Inc.'s SQA Division, Nordstrom.com, Pioneer Electronic Corp., Reynolds Metals Company, STMicroelectronics N.V., and Titleist and Footjoy Worldwide.

MARKET OPPORTUNITY

  OUR ADDRESSABLE MARKET

     The supply chain management software and services market is projected to grow at a 40% compounded annual rate from $3.8 billion in 1999 to $20.3 billion by 2004, according to AMR Research, Inc., an independent market research company. In addition, we expect that as the business-to-business e-commerce develops, supply chain management solutions will gain share in e-commerce application budgets. This will further increase the size of the potential market for supply chain management solutions. The e-commerce applications market is estimated to grow from $1.7 billion in 1999 to $16.0 billion by 2004 at a compounded annual rate of 56%, according to AMR Research.

  TRENDS DRIVING THE IMPORTANCE OF SUPPLY CHAIN MANAGEMENT IN THE E-BUSINESS SOLUTIONS MARKET

     Competitive pressure driven by the Internet. The Internet has allowed new competitors to emerge and existing competitors to compete in new ways. Today's increasingly competitive business environment and shareholder expectations have forced many companies to become more efficient while improving their flexibility and responsiveness to changing market conditions. In addition to facing higher product standards for quality, variety and price, businesses also recognize the need to shorten lead times, adjust production for frequent changes in customer requirements and quote more accurate and reliable delivery dates. Many companies seek to achieve growth through new distribution channels and superior customer service, rather than through product innovation. In response to these market forces, many companies are implementing supply chain management software solutions to improve the efficiency of their business processes.

     Growth of direct materials transactions through e-commerce. The volume of nonfinancial goods and services sold through business-to-business e-commerce is expected to reach $7.3 trillion worldwide in 2004 according to the GartnerGroup, a technology consulting and research firm. We believe that approximately 80% of this e-commerce will consist of direct materials, which are mission-critical materials, parts or components that are an element of an enterprise's finished product. Buyers of direct materials generally seek to exchange information with sellers across the life cycle of their relationship. For example, buyers may need to assess a supplier's ability to support potential business scenarios, such as the ability to meet volumes and delivery dates, before committing to purchase a product. These customers seek to make sourcing decisions that result in the lowest total delivered cost, which involves many factors other than price, and to easily ascertain the current status of each order. A typical manufacturing, distribution or retail company executes thousands of direct materials buy and sell transactions annually, many of which require coordinated execution. The supply chain management solutions used today by the majority of companies do not readily support high volume direct materials e-commerce.

     The need for mass customization. As customers increasingly demand goods tailored to their requirements, businesses seek to grow revenue by producing unique goods on a large scale. However, manufacturers often cannot cost-effectively maintain large inventory levels to meet anticipated demand. In addition, customers are demanding that mass customized products be delivered reliably and in less time, especially as the Internet raises expectations of delivery speed. To achieve fast, reliable and profitable mass customization, manufacturers will need to implement supply chain management solutions that can address each order and manage it profitably in real-time.

     The growth of market exchanges. Market exchanges, which are on-line intermediaries that connect fragmented buyers and sellers, represent a new and rapidly growing class of customers for supply chain management solutions. As of April 2000, there were over 600 market exchanges, which are expected to grow to 10,000 by 2003, according to NetMarketMakers.com, a market research firm. According to the GartnerGroup, 37% of the expected $7.3 trillion of business-to-business e-commerce transactions, or $2.7 trillion, will occur through market exchanges in 2004. As market exchanges move further into high volume direct materials transactions, they will face increasing supply chain coordination and customer satisfaction issues.

     Globalization. Several factors are increasing the globalization of markets, including the continued reduction in trade barriers, the Internet's ability to make market information available worldwide, increasing specialization and continued pressure to reduce costs and quickly penetrate new markets to sell existing products. Globalization will lead to companies interacting with more trading partners and a higher degree of outsourcing, resulting in larger and more varied supply chains. This shift will place more emphasis on the importance of supply chain management solutions that provide visibility and control.

  LIMITATIONS OF EXISTING SUPPLY CHAIN MANAGEMENT SOLUTIONS

     We believe that existing supply chain management solutions do not fully address the business imperatives arising from the foregoing trends. We believe the primary limitations of existing solutions include the following:

     - Limited financial optimization capability. Most supply chain management solutions have limited capability to consider the financial impacts of supply chain decisions. Typically, these solutions consider financial impacts at an aggregate level, not on an order-by-order basis, and therefore do not select a financially optimal result.

     - Lack of real-time management capability. Most supply chain management solutions address planning and execution as two separate activities. This limits effective decision-making over the supply chain and does not account for real-time events which impact the plan and, therefore, optimal execution.

     - Difficulty of deployment. The adoption of most supply chain management solutions has been limited due to the complexity of its implementation process. Successful implementation of these solutions often requires programming by operations research experts, which few companies have in-house.

THE SYNQUEST SOLUTION

     Our software solutions are designed to address the limitations of current supply chain management solutions and provide a comprehensive platform for our clients to address the trends shaping their businesses. The key elements of our solutions are as follows:

     Financial optimization. Each product in our SynQuest One2One suite of solutions is designed to achieve a single goal: financial optimization. Our solutions carry this financial optimization principle from developing a supply chain management strategy down to the individual order level and allow our clients to determine the profit margin contribution of each potential order before they accept it. This focus typically allows our clients to recover their investment in our products quickly.

     Real-time management. Our solutions are designed to create the plan, coordinate the execution and continuously control each order to facilitate fast and reliable fulfillment. After analyzing all relevant variables and selecting the financially optimal means of fulfillment, our software creates time-stamped operational plans that are disseminated for execution throughout the supply chain. As execution occurs, our software analyzes the events of the supply chain in real-time, publishes the impact of the events on order delivery, and re-plans as necessary to keep the orders on schedule. Our solutions analyze real-time changes in fulfillment constraints to redetermine the optimal means of fulfillment.

     Turnkey solutions. We offer turnkey solutions that are easy to deploy, interface readily with most existing enterprise systems and e-commerce platforms, and require little or no custom programming to implement. After easily linking to our clients' systems, our solutions use existing customer supply chain data to generate financially optimal fulfillment plans. In addition, the turnkey nature of our solutions is a competitive advantage because we can demonstrate, with little advance preparation and set-up, a prospective client's ability to realize significant bottom-line savings with our solutions.

     Comprehensive, high-volume, high-performance solutions. Our solutions are comprehensive and operate robustly in a variety of environments. Our solutions cover the entire array of supply chain issues that arise from both short, vertical supply chains contained largely within a single enterprise to distributed, complex supply chains crossing numerous enterprises. As a result, our products are well suited for the most traditional industrial companies as well as newer web-based businesses and market exchanges. Our products are built to address the performance requirements of large, complex supply chains and business-to-business e-commerce, and to operate in mission-critical situations. We combine advanced computing technologies, such as mixed integer programming and genetic algorithms, with multiple modeling techniques designed to maximize profitability and responsiveness.

OUR STRATEGY

     Our objective is to become the leading provider of advanced e-business solutions that optimize supply chain performance. We seek to enable our clients to successfully transform their businesses to maximize profitability and competitiveness. Our strategy to achieve this goal includes the following key elements:

     Increase our brand awareness. We focus on three types of customers: bricks and mortar companies, web-based companies and market exchanges. We plan to boost awareness of our company and our solutions through new marketing campaigns and additional strategic partnerships. Marketing campaigns may include advertising or public relations programs designed to reach our target audiences effectively. We will cultivate strategic partnerships with complementary business-to-business e-commerce companies, such as software solutions providers and systems integrators, to stimulate sales lead generation and offer more comprehensive solutions.

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

     Expand and deepen market coverage. We plan to expand our market coverage by increasing our direct sales force and building strategic alliances. We intend to increase our coverage of existing markets and to penetrate new geographic areas throughout Europe, Asia and the Pacific Rim. In certain markets, we plan to partner with resellers to expand our presence and support indirect sales efforts. We will also continue to market our software products aggressively to businesses that have already licensed one or more of our products. We believe that, as a result of the return on investment that we deliver to our clients, they will encourage the use of our products throughout their enterprises and supply chains.

     Broaden and enhance our suite of products. We intend to leverage our expertise in supply chain management to build additional functionality into our products, increase their competitiveness and broaden their applicability for existing and new markets. We also plan to continue to build new solutions that address emerging trends in supply chain management and business-to-business e-commerce.

     Target additional vertical markets. We plan to further penetrate our current target industries and leverage our existing products' capabilities into new vertical markets. We intend to support these new verticals by hiring industry experts and expanding our products to address the specific challenges presented by each new market. We also expect that successful implementations in our existing vertical industries will present significant opportunities to license our products to our clients' trading partners in other vertical markets.

     Pursue strategic acquisition opportunities. We may pursue strategic acquisitions of complementary businesses, technologies, or products that will accelerate any of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions.

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

CORE FUNCTIONALITY OF OUR SOLUTIONS

     All of our solutions share a core functionality, the two key features of which are financial optimization and real-time management.

  FINANCIAL OPTIMIZATION

     Our products' financial optimization capability provides our customers with the ability to maximize profitability of each individual order or minimize costs while meeting order fulfillment constraints. Our clients view their supply chains as beginning with their customers and ending with suppliers. Those supply chains have many elements, including manufacturing plants, warehouses, suppliers and modes of transportation. Each supply chain element has certain capabilities, limitations and costs. When an order is placed, our solutions dynamically search through the supply chain to determine what combination of warehouses, plants, suppliers and transportation methods meets the delivery requirements of the order, taking into account the capabilities and limitations of each supply chain element and the impact of existing orders on those elements. That dynamic search includes assessing alternative paths through the supply chain to find the single path that meets the delivery requirements with the lowest combined warehousing, manufacturing, transportation and supplier costs. The diagram below illustrates financial optimization.

                       FINANCIAL OPTIMIZATION OF AN ORDER

     The order sourcing route is dynamically chosen based upon the capacity, lead time and cost of all of the supply chain's resources.

[Diagram of an order being sourced through the supply chain, from the ultimate consumer through various warehouses, plants and suppliers.]


     Result: The order is sourced for the required or best possible delivery date and the lowest total delivered cost.

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

  REAL-TIME MANAGEMENT

     Real-time management means planning, execution and control. The real-time management capability of our solutions allows our clients to create the plan, coordinate the execution and continuously control an order to facilitate its fulfillment with the highest reliability in the shortest possible time. After an order is dynamically sourced, all required actions, timing and interrelationships are established and tracked throughout the supply chain. As events in the supply chain occur, they are compared in real-time to the planned events to detect any deviations from the sourcing plan. As deviations are detected, our solutions project the impact of a deviation on the delivery of the order. For instance, if a supplier were expected to deliver 100 input materials on a particular date but actually delivered only 50, our solution would project the impact on the order and automatically determine its new delivery date. Our solutions can quickly re-plan orders and select alternate paths or sequences through the supply chain in order to maintain the delivery schedule if possible. By constantly tracking the order through its life cycle, real-time management also improves the speed of an order by minimizing order idle time. The diagram below illustrates real-time management.

                        REAL-TIME MANAGEMENT OF AN ORDER

     Our solutions track execution of the order, analyze performance deviations for their impact on the delivery date, and re-plan, if necessary, to place the impacted order back on schedule.

[Diagram of an order moving through the supply chain, including through various suppliers, plants and warehouses, to the ultimate consumer.]

     Result: Orders are reliably delivered within the shortest possible time.

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

OUR SYNQUEST ONE2ONE SOLUTIONS


         PRODUCT                  PRIMARY BENEFIT            FEATURES/FUNCTIONALITY
  SUPPLY CHAIN DESIGN       Designed to assemble supply  - Determines the supply chain
  ENGINE                    chains to optimize delivery    network and product flow
                            performance and              - Optimizes on-time delivery
                            profitability                  and demand fulfillment
                                                           profitability
                                                         - Considers trade-offs between
                                                           capital investment and
                                                           operational costs
  INBOUND PLANNING ENGINE   Designed to determine how    - Considers supplier,
                            to move inbound materials      transportation and customer
                            through the supply chain to    constraints and costs
                            result in the lowest total   - Creates a transportation plan
                            delivered cost                 that minimizes the
                                                           combination of
                                                           transportation, inventory and
                                                           customer handling costs
                                                         - Synchronizes inbound
                                                           logistics with production or
                                                           outbound distribution
                                                           requirements
  TACTICAL PLANNING ENGINE  Designed to produce a plan   - Models costs, capacities and
                            that maximizes margin          lead times throughout the
                            contribution across the        supply chain
                            supply chain                 - Determines what combination
                                                           of products should be sold to
                                                           maximize margin contribution
                                                         - Selects suppliers and
                                                           allocates supply chain's
                                                           resources to support the
                                                           sales plan
  OPEN DEMAND ENGINE        Designed to generate an      - Manages multiple demand
                            accurate, unified customer     streams, including
                            demand forecast for sales,     collaboration with web-
                            marketing, manufacturing,      enabled trading partners
                            distribution, finance and    - Maintains unconstrained and
                            trading partners               profit-constrained sales
                                                           forecasts
                                                         - Monitors sales activities
                                                           against forecasts and tracks
                                                           forecasting accuracy


         PRODUCT                  PRIMARY BENEFIT            FEATURES/FUNCTIONALITY
  DYNAMIC SOURCING ENGINE   Designed to manage multiple  - Models supply chain wide
                            orders across the supply       costs, inventories,
                            chain                          capacities and lead times
                                                         - Dynamically selects the most
                                                           cost-efficient path across
                                                           the supply chain for each
                                                           customer order
                                                         - Tracks the progress of an
                                                           order through the supply
                                                           chain
                                                         - Allows trading partners to
                                                           allocate capacity, inventory,
                                                           set pricing, receive
                                                           commitments and respond with
                                                           actual performance over the
                                                           Internet
  ORDER PROMISING ENGINE    Designed to determine the    - Considers the availability of
                            fastest and lowest total       materials, manufacturing,
                            cost way to deliver an         distribution, transportation
                            order                          capacity, costs and lead
                                                           times and finished goods
                                                           inventories
                                                         - Allows customers via the web
                                                           to determine delivery dates
                                                           for orders
                                                         - Allows manufacturers to
                                                           understand the potential
                                                           margin of that order before
                                                           making commitments
  VIRTUAL PRODUCTION        Designed to provide          - Creates and publishes to-
  ENGINE                    real-time management of        the-second production
                            production orders              schedules that optimize order
                                                           fulfillment based on cost,
                                                           on-time shipment and total
                                                           order cycle time
                                                         - Monitors and projects the
                                                           impact of production events
                                                           as they occur, on order
                                                           shipment
                                                         - Re-plans instantly, to put
                                                           order shipment times back on
                                                           track
  CUSTOMER SERVICE ENGINE   Designed to provide          - Accesses and translates up-
                            real-time visibility to        to-the-second supply chain
                            customer order status          information into customer
                            across the supply chain        information
                                                         - Create personalized views of
                                                           the supply chain information
                                                           for individual customers

PROFESSIONAL SERVICES

  IMPLEMENTATION METHODOLOGY

     We use an implementation methodology that we call the SynQuest Optimal Performance Path. Our methodology consists of an end-to-end framework that enables our customers to identify, maximize and take advantage of significant opportunities for business improvement through supply chain management. We begin the Optimal Performance Path program at the first meeting with each prospective customer, and we continue it until our customers have achieved their desired business results. We believe the continuity of our approach helps our customers achieve measurable benefits quickly.

     The initial phase of the Optimal Performance Path process centers around a Value Opportunity Assessment, which is a formal analysis of the potential improvements in each prospective customer's supply chain. Our industry consultants conduct a site visit with the prospect, evaluate current conditions and produce a report that outlines a value proposition specific to each prospect's business goals. The value proposition specifically identifies achievable financial and operations improvements, including how our software will address the business issues, how to proceed with the actual implementation and how to measure the delivered performance improvements. By using this approach, we are able to ensure that we understand and agree upon our prospect's opportunities for improvement as well as the solutions that are necessary to produce the anticipated results. After we finalize the sale, the opportunities identified in the Value Opportunity Assessment become the benchmark goals for implementation, the second phase of the Optimal Performance Path process.

     The implementation phase is designed to rapidly achieve the agreed upon business objectives. We use two teams, an implementation team and a performance team, working together to achieve the business objectives. The implementation team installs and integrates the software and trains users on the new business processes and how to use the software to support the new business processes. The performance team consists of senior management of the customer, our partners and ourselves and addresses business issues that arise to keep the implementation progressing as quickly as possible. This two team process continues until we have achieved the business goals that were identified during the Value Opportunity Assessment. Because of our implementation process, we are able to install the software and produce results in as little as 90 days.

  MAINTENANCE AND OTHER SERVICES

     Maintenance. We provide full maintenance and support of our solutions to our clients who choose to purchase an annual maintenance agreement. As long as a maintenance agreement is in effect, our clients will receive all software fixes and release enhancements as agreed upon in the contract documents and license agreements. The maintenance program also includes up to 24-hour customer service support to answer technical questions, assist in solving technical issues, report product discrepancies, or request enhancements. Standard customer service support is available during normal business hours. An extended customer service support option is available which includes seven-day, 24-hour customer service.

     Strategic Consulting. Our consultants are available to work on select strategic supply chain projects. We can help our clients develop custom supply chain network plans to achieve their business goals. We apply these resources as necessary to solve a wide range of complex supply chain problems.

CUSTOMERS

     We target three types of customers: bricks and mortar companies, web-based companies and market exchanges.

     - Bricks and mortar companies typically attempt to differentiate themselves from their competitors through responsiveness and reliability while achieving a competitive cost advantage. Targeted bricks and mortar companies have complex products or supply chain processes, such as multiple suppliers, plants and warehouses, complex orders, significant inventory carrying costs and alternative transportation modes. They are also producing or distributing mass customized products.

     - Web-based companies have a strong web presence and accept orders over the Internet but rely heavily on the supply chain assets of other companies. Targeted web-based companies have complex order requirements and seek to fulfill orders as profitably as possible. They must have intimate knowledge of the capabilities and current status of the supply chain assets of their trading partners to profitably service their customers.

     - Market exchanges are typically businesses that have a web presence and offer direct materials procurement services to buyers and sellers using their exchange. Targeted market exchanges offer services for coordination of complex orders, sourcing of materials for lowest total delivered costs and/or have sellers that seek to sell excess capacity.

     As of June 30, 2000, we had over 100 customers, operating in vertical markets such as automotive and aerospace, electronics and electrical, fabrication and assembly, printing and packaging, industrial and general business industries. The following chart highlights representative customers in these industries:

       AUTOMOTIVE/AEROSPACE           ELECTRONICS/ELECTRICAL          FABRICATION/ASSEMBLY
       --------------------           ----------------------          --------------------
     The B.F. Goodrich Company       Pioneer Electronic Corp.           Eaton Corporation
        Ford Motor Company           Ryobi North America, Inc.      Herman Miller, Inc.'s SQA
      Reynolds Metals Company         STMicroelectronics N.V.               Division
             Sagem SA                 State Industries, Inc.         Ingersoll-Rand Company
      Tenneco Automotive Inc.                                         Irwin Seating Company
                                                                  Sauder Woodworking Co., Inc.
        PRINTING/PACKAGING                  INDUSTRIAL                  GENERAL BUSINESS
        ------------------                  ----------                  ----------------
   CCL Custom Manufacturing, Inc.  Commonwealth Industries, Inc.              AmBev
      Chesapeake Corporation              Pfaudler, Inc.             Cara Operations Limited
      Crane Plastics Company           Wolverine Tube, Inc.              Kellogg Company
   Graphic Packaging Corporation                                          Nordstrom.com
  Titleist and Footjoy Worldwide                                      Sara Lee Corporation
                                                                   United Parcel Service, Inc.

     We have historically derived a significant portion of our revenues from relatively few clients. In the nine months ended March 31, 2000, Graphic Packaging Corporation accounted for 13% of our total revenues and Sauder Woodworking Co., Inc. accounted for 11% of our total revenues. In fiscal 1999, Moore Corporation, Limited accounted for 20% of our total revenues. In fiscal 1998, Moore Corporation, Limited accounted for 17% of our total revenues. In fiscal 1997, Viracon accounted for 14% of our total revenues, Coltec Industries, Inc. accounted for 13% of our total revenues and Polygram Manufacturing and Distribution Centers, Inc. accounted for 12% of our total revenues.

CASE STUDIES

     The following case studies illustrate the benefits that our solutions have provided to sample customers.

  HERMAN MILLER'S SQA DIVISION

     Company Background. Herman Miller's SQA Division manufactures and distributes custom office furniture. The typical delivery time in the custom office furniture industry is four to eight weeks, with little on-time reliability. Herman Miller's SQA Division had already achieved delivery times of as little as two weeks using streamlined methods and the deployment of a PC-based order configuration system.

     Issue. Herman Miller's SQA Division receives an average of 300 customer orders daily, which results in more than 3,000 work orders for production. Manufacturing companies typically perform work sequentially, with a product moving from department to department until it is completed. This method of manufacturing wastes time as products are moved from station to station with idle time at each station. Herman Miller realized that to reduce lead times significantly, it needed to coordinate assembly and reduce product idle time.

     SynQuest Solution. To accomplish these tasks, Herman Miller's SQA Division selected our Virtual Production Engine in 1996 to enable it to keep pace with growing demand for its products and to create a paperless, real-time environment for improved manufacturing flexibility. Herman Miller's SQA Division implemented our software at its Holland, Michigan facility within 28 weeks. A second implementation was deployed in Rocklin, California eight weeks later. In 1999, Herman Miller's SQA Division used the Internet to integrate its suppliers with Virtual Production Engine to speed delivery of materials to its production facilities.

     Results. During the first 18-month period of live use, Herman Miller's SQA Division gained the following performance improvements:

     - On-time shipment reliability increased from 87% to over 99%;

     - Average order cycle time dropped from 16 days to five days;

     - Herman Miller's SQA Division ranked first in the furniture industry for quick and complete delivery, delivery when promised and service, according to an independent survey referenced by Supply Chain Management Review, an industry publication;

     - Annual inventory turns increased by approximately 250% to over 50; and

     - Herman Miller's SQA Division reduced its direct materials lead-time to four hours prior to use in production.

  CHESAPEAKE DISPLAY AND PACKAGING COMPANY

     Company Background. Chesapeake Display and Packaging Company, or CD&P, is a provider of global merchandising services and a wholly owned subsidiary of Chesapeake Corporation, a specialty packaging and merchandising service provider. The company converts paperboard and other materials into displays, produces packaging products and offers merchandising services such as fulfillment. Since 1990, CD&P has experienced double-digit growth annually while adding services and facilities. The company's network of sales, design, manufacturing, custom packaging and fulfillment facilities is strategically positioned across the United States, Canada and Western Europe to ensure responsiveness and efficiency.

     Issue. CD&P's retail customers began to dictate not only what the company should deliver, but when and how it should make these deliveries, CD&P began the search for a supply chain software vendor to help reduce inventory, accommodate last-minute customer changes and maintain its competitive advantage.

     SynQuest Solution. To accomplish these tasks, CD&P purchased our Virtual Production Engine, Tactical Planning Engine and Dynamic Sourcing Engine in early 1998 for three manufacturing facilities, two sub-assembly facilities and six fulfillment facilities.

     Results. Using our software, CD&P has reduced cycle times, inventory and work-in-process, and is linking to its suppliers via the Internet. For example, the company builds ahead of time some of the displays and individualizes them after the customer order is received. It does this at multiple sites in multiple states and regions. Its previous system could not provide inventory status on work-in-process, making inventory difficult to manage. Prior to implementing our solution, the company's inventory covered one million square feet. By reducing work in process and finished goods inventory, the company has been able to close four warehouses, resulting in a substantial reduction of overhead.

     Additional improvements include:

     - CD&P cut manufacturing cycle time by up to 50%; and

     - CD&P improved scheduling of work centers and reduced overrun quantities by up to 50%.

SALES AND MARKETING

     As of May 31, 2000, our sales and marketing organization consisted of 67 individuals, of whom 54 were based in North America and 13 were based in Europe. Our 25 direct sales representatives are supported by a team of 18 pre-sales consultants for business, product and technical expertise throughout the sales cycle. The majority of our direct sales force is organized by geographic areas. Consistent with our strategy to focus on vertical markets, we intend to continue to assign some of our sales representatives to specific industries. Our North American sales offices are located in Atlanta and Chicago. Our European sales and marketing office is headquartered in London, with an additional sales office in Paris.

     We will continue our initiatives to sell and support our software through resellers and distributors for specified product types and in multiple geographic regions. We have established distributor relationships in Latin America and Eastern Europe.

     Our marketing efforts focus on two categories of lead generation programs: programs that are jointly planned, funded and executed with our strategic partners; and programs that are designed and implemented by our in-house marketing team. An advertising agency and a public relations firm assist our internal team.

     Both types of lead generation programs are used to target audiences throughout North America and Europe. Specific tactics used in these marketing initiatives include public relations, advertising, trade shows, alliance programs, seminars, direct mail and telemarketing. In addition, an internal and external website, product collateral, case studies, white papers and presentations are available to support the marketing programs.

STRATEGIC RELATIONSHIPS

     We are building and maintaining significant working relationships with complementary vendors. We believe this will contribute considerably to our success through lead generation and improving our implementation capabilities.

     We are an IBM Business Partner, working with multiple organizations within IBM. We have marketing relationships with the Global Midmarket Business unit and the AS/400 Server Group, through jointly funded lead generation and awareness programs. The IBM Manufacturing Industry Solutions Unit develops, installs and supports a SynQuest/J.D. Edwards World integration product. IBM Global Services has built an implementation and consulting practice for our products with more than ten trained and deployed IBM consultants. We are also in the process of developing additional relationships with other IBM organizations.

     We have entered into formal strategic partnership agreements with leading systems integrators and consulting companies including Deloitte & Touche Management Solutions and BORN Information Services. These companies complement our expertise in integrating and implementing SynQuest One2One e-business solutions. We expect that these companies may become implementation partners in the future.

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

     We have been a business partner of J.D. Edwards for over three years and, as of September 1999, we were named its preferred advanced planning and scheduling partner for discrete manufacturing. We have also created a joint offering with IBM and J.D. Edwards for the industrial fabrication and assembly market called Supply Chain Advantage. With J.D. Edwards, we have developed standard integration for its OneWorld solution and our SynQuest One2One solutions.

     We have relationships with several enterprise resource planning vendors and are a certified SAP Complementary Software Partner and a member of the Oracle Partner Program. Our solution has been certified for integration compliance with SAP R/3, an enterprise resource planning system. Participation in the Oracle Partner Program entitles us to benefits that reach beyond basic development capabilities and product support. In addition to the technical aspect of our relationship, we have access to a large number of Oracle resources such as discounted education, training and sales and marketing tools. We are an authorized reseller of Oracle Application Specific Database products, which further enhances our ability to sell a complete solution to our customers.

     As we increasingly work with web-based companies and market exchanges, we seek to partner with companies that can strengthen our market position. We have joint marketing relationships with InterWorld, a web-based sell side solution, BEA Systems, an Internet infrastructure provider, Arborex, a packaging materials market exchange, and WebPLAN, a high-tech electronics supply chain solution vendor.

COMPETITION

     The e-business supply chain management solutions market is relatively new and growing rapidly. We generally differentiate ourselves from our competitors through our explicit ability to optimize financial performance, our real-time management and ease of deployment.

     We compete primarily with supply chain management solutions vendors, including i2 and Manugistics, both of which are significantly larger than us. i2 provides customers with software solutions for supply chain management, customer management and product life cycle management. i2 competes across a broad range of vertical markets. Manugistics offers a wide range of supply chain management products targeted towards consumer products companies.

     A large number of traditional software vendors, including Demantra, Descartes and Manhattan Associates, provide specialized applications that generally fall into the broad category of supply chain management. This includes vendors of full function demand forecasting, transportation planning and management, warehouse management and other logistics related applications. Others provide finite capacity scheduling, geared either to process or discrete manufacturers. Some of these solutions, such as warehouse management, are complementary and we have plans to expand our partnerships in those areas. We believe that most customers prefer to have a broader set of applications that can solve an entire business process.

     A number of web-based solution vendors, including Commerce One and Ariba, have entered the supply chain management market. We believe that these vendors fall into three categories, competitors, potential partners and prospects. Web-based competitors face the same issue as enterprise resource planning vendors, acquiring domain expertise. We believe that many of the emerging web-based supply chain management solutions represent strong opportunities for partnerships that can provide more value to our customers and prospects. These same vendors are also potential users of our solutions to expand their capabilities. Further, some companies have relied on in-house development to satisfy their needs for supply chain management solutions. Typically, these companies have focused on developing specialized supply chain solutions, not a broad suite of capabilities. We believe that the number of companies pursuing in-house development of supply chain management solutions will become insignificant, as companies seek to deploy a broad range of supply chain capabilities and do not have the required domain expertise.

     In addition, most of the major enterprise resource planning vendors offer, or have announced plans to offer, advanced planning and supply chain functionality into their solutions. SAP, PeopleSoft, Baan, Oracle and J.D. Edwards rely on supply chain management software to enhance their product offerings. Their supply chain planning products are designed for integration with their transaction applications and not for the heterogeneous application environments of our prospective customers. These companies have very large installed customer bases and they have substantially greater financial, technical and marketing resources than we do.

RESEARCH AND DEVELOPMENT

     As of May 31, 2000, we employed 78 individuals in our research and development groups located in Clifton Park, New York and Arlington, Virginia including a core group of operations research specialists focused on new and better technologies for solving supply chain problems. As of May 31, 2000, we had 31 employees with post-graduate or advanced degrees in operations research or related fields. In addition, we use outside programming resources to supplement our base staff from time to time. We spent $10.2 million on research and development expenses in fiscal year 1999, $9.4 million in fiscal year 1998 and $6.3 million in fiscal year 1997.

     Through a combination of investments in internal development, outsourcing and alliances, we have significantly expanded the scope of our products over the past 18 months. Due to the evolving nature of the market, we intend to continue to maintain a high level of investment in new product development and enhancements, either internally or through external sources. Periodically, we undertake advanced development projects, which may be partially or wholly funded by customers that wish to deploy technology that sets them apart from their competition. These projects have led to breakthroughs that emerge as new standard products for the broader market, such as the Inbound Planning Engine, which we developed in conjunction with Ford Motor Company.

     We adhere to industry standard methods whenever possible. Our products are built to support standards such as J2EE and Microsoft COM. We use industry standard languages such as Java, Microsoft Visual C++ and Visual Basic. We rely on component and object oriented engineering methodologies to develop our products.

     We are an innovative technology provider in several areas within the supply chain management market, including product architecture and communications. We use a multi-tier, component based architecture for scalability and ease of deployment. Our architecture separates data, business logic and presentation/communication services to make distribution of the systems across multiple entities easier. All communications with the business logic is conducted through applications programming interfaces. These interfaces allow us to offer our customers the ability to use one solution to interact through browsers and Microsoft Windows-based interfaces, as well as connect to legacy applications and web-based business-to-business e-commerce solutions. Along with the industry standards, we use proprietary technology where necessary to provide added value. For example, we have developed our own code generation technology that allows us to rapidly build a large number of application programming interfaces simultaneously supporting XML and C-based communications.

     Our products operate on IBM RS/6000 AIX, IBM AS/400, HP-UX, Sun Solaris and/or Microsoft NT servers and browsers or networked PC clients with Microsoft Windows 95(R) and NT(R), although not every product is yet available for all platforms. The Oracle Corporation and the IBM Corporation provide relational database support.

INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent upon continuous improvements of our existing product portfolio and the continued development of new solutions. To protect our technology, we rely primarily on copyright, trade secret and trademark laws. In the ordinary course of business, we enter into confidentiality or license agreements with our employees, consultants and corporate partners that control access to and distribution of our software, documentation and other proprietary information. In addition, we license our products to end users in object code, machine-readable format and our license agreements generally allow the use of our products solely by the customer for internal purposes without the right to sublicense or transfer the products.

EMPLOYEES

     As of May 31, 2000, we had 203 full-time employees, of whom 78 were engaged in research and development, 67 in sales and marketing, 44 in service and support and 14 in finance, administration and operations. None of our employees are represented by a labor union. As of May 31, 2000, we had 180 employees located in North America and 23 employees located in Europe. We believe that our employee relations are satisfactory.

FACILITIES

     We lease 18,452 square feet of office space for our executive offices in Norcross, Georgia under a lease that expires in January 2006. We also lease office space in Clifton Park, New York; Chicago, Illinois; York, Pennsylvania; Arlington, Virginia; Paris, France; London, England; and Gorinchem, Netherlands.

LEGAL PROCEEDINGS

     We currently are not a party to any litigation that we believe could have a material adverse effect on us or our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our executive officers and directors as of June 30, 2000.

NAME                                         AGE                    POSITION
----                                         ---                    --------
Joseph Trino...............................  51    Chief Executive Officer and Director
Timothy Harvey.............................  44    President and Chief Operating Officer
Paul Bender................................  64    President, Bender Consulting Division and
                                                   Director
John Bartels...............................  55    Executive Vice President, Finance and
                                                   Administration
Christopher Jones..........................  41    Executive Vice President, Corporate
                                                   Development and Marketing
Mark Simcoe................................  43    Chief Financial Officer and Treasurer
Fred Brown.................................  47    Senior Vice President, Field Services
Henry Kressel..............................  66    Director
Joseph Landy...............................  39    Director
Edward Scott, Jr...........................  62    Director

     Joseph Trino has been our Chief Executive Officer since July 1996 and a director since May 1994. He was our President from May 1994 to December 1999. From April 1992 to December 1993, Mr. Trino was President of Kaseworks, Inc. an Atlanta-based provider of application development tools. From January 1980 to April 1992, he was employed at Dun & Bradstreet Software Inc. From December 1988 to April 1992, Mr. Trino was President of Dun & Bradstreet Software's Manufacturing Systems Business Unit. Mr. Trino received a B.S. in Finance and Administration from Syracuse University.

     Timothy Harvey has been our Chief Operating Officer since July 1998 and our President since December 1999. From July 1996 to June 1998, he served as our Executive Vice President, Field Operations. From March 1988 to June 1996, Mr. Harvey was Vice President of worldwide field operations at Datalogix International, an enterprise resource planning vendor. From November 1982 to March 1988, Mr. Harvey held various positions at Management Science America, Inc., an enterprise applications provider in Atlanta, Georgia, later acquired by Dun & Bradstreet Software. Mr. Harvey also served for four years as an officer in the United States Marine Corps. Mr. Harvey received a B.S. in Business Administration from the University of Florida.

     Paul Bender has been President of Bender Consulting, a consulting division of our company, since June 1997 and a director since March 1998. From 1982 to June 1997, Dr. Bender was President of Bender Management, which was the predecessor to Bender Consulting. He is a founding member of the Council of Logistics Management and the Institute of Management Consultants. Dr. Bender received a B.A. and an M.S. in Electrical Engineering and a Ph.D. in Mathematics from the Swiss Institute of Technology.

     John Bartels has been our Executive Vice President, Finance and Administration since November 1997. He is responsible for our worldwide financial operations, including investor relations and human resources. From November 1995 to October 1997, Mr. Bartels was Senior Vice President and Chief Financial Officer of TSW International, Inc., an enterprise asset management software company that has since been acquired by Indus International, Inc. From 1993 until October 1995, he was Chief Financial Officer of Boral, Inc., a manufacturer of construction materials. From March 1974 to June 1991, Mr. Bartels was employed at Fuqua Industries, Inc., a diversified holding company, as its Senior Vice President and Chief Financial Officer. He is a certified public accountant. Mr. Bartels received a B.S. in Accounting and an M.B.A. from Florida State University.

     Christopher Jones has been our Executive Vice President, Marketing and Corporate Development since January 2000. From September 1998 to January 2000, he was our Senior Vice President, Marketing and Corporate Development. From May 1994 to September 1998, Mr. Jones was Vice President of enterprise applications, manufacturing and logistics research for Gartner Group, Inc., a provider of information technology advisory services. From July 1981 to May 1994, he was employed by Kraft Foods in a variety of information technology and management roles. Mr. Jones received a B.S. in Electrical Engineering from Lehigh University.

     Mark Simcoe has been our Chief Financial Officer and Treasurer since July 1994. From April 1994 to June 1994, Mr. Simcoe was a consultant to us in the role of acting chief financial officer. From May 1992 to April 1994, Mr. Simcoe served as Executive Vice President and Chief Financial Officer of Kaseworks, Inc. He is a certified public accountant. Mr. Simcoe received a B.S. in Accounting, an M.B.A. and an M.S. in Tax Accounting from the University of Florida.

     Fred Brown has been our Senior Vice President, Field Services since January 2000. From November 1996 to December 1999, he was our Vice President, Field Services. From December 1991 to September 1996, Mr. Brown was Vice President, Pre-Sales at Datalogix. Mr. Brown attended North Carolina State University.

     Henry Kressel has served on our board of directors since May 1994. Dr. Kressel has been employed by E.M. Warburg, Pincus & Co., LLC, an investment firm, since 1983 and has been a Managing Director of E.M. Warburg, Pincus since 1985. Prior to 1983, Dr. Kressel was Staff Vice President for research and development in solid state technology at RCA Corporation. Dr. Kressel also serves as a director of Alysis Technologies Inc., a software development company; EarthWeb, Inc., a business portal for the information technology industry; Nova Information Systems, Inc., a credit card processing company; and several privately-held companies. Dr. Kressel received a B.A. from Yeshiva University, an M.S. in Applied Physics from Harvard University, a Ph.D. in Engineering from the University of Pennsylvania and an M.B.A. from The Wharton School of Business at the University of Pennsylvania.

     Joseph Landy has served on our board of directors since August 1994. Since 1985, Mr. Landy has been employed by E.M. Warburg, Pincus and has been a Managing Director of E.M. Warburg, Pincus since 1994. Mr. Landy currently runs the Internet Group at E.M. Warburg, Pincus, and he has focused primarily on investments in the information technology industry throughout his tenure at Warburg, Pincus. He also serves as a director of Indus International, The Cobalt Group and several privately-held companies. He also serves on the board of The New York Venture Capital Forum. Mr. Landy received a B.S. in Economics from The Wharton School of Business at the University of Pennsylvania and an M.B.A. from the Stern School of Business of New York University.

     Edward Scott, Jr. has served on our board of directors since February 2000. Mr. Scott founded BEA Systems, Inc., an e-commerce transactions company, with two other individuals in early 1995. Mr. Scott served as Executive Vice President for BEA's Worldwide Field Operations from April 1995 to September 1999, where he supervised BEA's sales, marketing and services operations. From September 1990 to April 1995, Mr. Scott was Executive Vice President in charge of Worldwide Sales and Marketing at Pyramid Technology. Mr. Scott was a founder of Sun Microsystems' federal division, Sun Federal. Mr. Scott was an executive in the U.S. Federal Government for 17 years. In his last two government assignments, he served as Deputy Assistant Attorney General in the U.S. Department of Justice and as Assistant Secretary for Administration in the U.S. Department of Transportation. Mr. Scott has a B.A. in Communication Arts and an M.A. in Political Science from Michigan State University, and a B.A. in Philosophy, Politics and Economics from Oxford University in England.

BOARD OF DIRECTORS

     We currently have five directors, and we expect to add at least one new independent director following completion of this offering. Our bylaws provide that the authorized number of directors may be changed by an amendment to the bylaws adopted by our board of directors or by the shareholders. In addition, our articles of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

COMMITTEES OF THE BOARD

     Following completion of this offering, we intend to establish an audit committee. The audit committee will review, act on and report to our board of directors on various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

     Following completion of this offering, we intend to establish a compensation committee. Our compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. This committee will also administer our incentive compensation and benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the completion of this offering, all compensation matters were managed by the full board of directors, including members of management serving on our board.

     Two members of our board of directors are officers and employees of our company. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses for attending board and board committee meetings.

     Members of the board who are not our employees, or employees of any parent, subsidiary or affiliate of our company, will be eligible to participate in our stock option plan unless they are representatives of venture capital funds or corporate investors. The option grants under the plan will be automatic and nondiscretionary and the exercise price of the options will be the fair market value of our common stock on the date of grant.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth the compensation that we paid our chief executive officer and our four other most highly compensated executive officers for services rendered during fiscal 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                               ------------
                                                        ANNUAL COMPENSATION     SECURITIES
                                                        --------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                              SALARY      BONUS     OPTIONS/SARS
---------------------------                             ---------   --------   ------------
Joseph Trino..........................................  $220,000    $    --      129,000
  Chief Executive Officer
Timothy Harvey........................................   185,000     50,000      102,000
  President and Chief Operating Officer
Paul Bender...........................................   150,000         --           --
  President, Bender Consulting Division
John Bartels..........................................   200,000     35,000       17,000
  Executive Vice President, Finance and Administration
Fred Brown............................................   125,000     20,000       68,000
  Senior Vice President, Field Services

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the stock option grants made to our chief executive officer and our four other most highly compensated executive officers during fiscal 1999:

                             NUMBER OF                                           POTENTIAL REALIZABLE
                             SHARES OF       % OF                                  VALUE AT ASSUMED
                               COMMON       TOTAL                                ANNUAL RATES OF STOCK
                               STOCK       OPTIONS                              PRICE APPRECIATION FOR
                             UNDERLYING   GRANTED TO                                  OPTION TERM
                              OPTIONS     EMPLOYEES    EXERCISE    EXPIRATION   -----------------------
NAME                          GRANTED      IN 1999       PRICE        DATE        5%($)        10%($)
----                         ----------   ----------   ---------   ----------   ----------   ----------
Joseph Trino...............   129,000        11.9%       $3.00      08/24/08     $243,382     $616,778
Timothy Harvey.............   102,000         9.4         3.00      08/24/08      192,442      487,685
Paul Bender................        --          --           --            --           --           --
John Bartels...............    17,000         1.6         3.00      08/24/08       32,074       81,281
Fred Brown.................    68,000         6.3         3.00      08/24/08      128,295      325,123

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUE TABLE

     The following table shows information concerning stock option values as of the fiscal year ended June 30, 1999 for each of our chief executive officer and our four other most highly compensated executive officers. The value of unexercised in-the-money options is determined by subtracting the exercise price from the fair market value of the common stock on June 30, 1999, which is assumed to be the initial public offering price, for the purposes of this table only, and multiplying the result by the number of shares underlying the options. None of our executive officers exercised any stock options in fiscal 1999.

                                             NUMBER OF SECURITIES        VALUE OF UNEXERCISED IN-
                                            UNDERLYING UNEXERCISED         THE-MONEY OPTIONS AT
                                          OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END
                                          ---------------------------   ---------------------------
NAME                                      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                      -----------   -------------   -----------   -------------
Joseph Trino............................    658,527        447,930      $3,279,622     $1,885,004
Timothy Harvey..........................    117,323        211,662         567,333        908,416
Paul Bender.............................         --             --              --             --
John Bartels............................     89,000        195,000         378,250        824,500
Fred Brown..............................     31,667        106,333         150,417        442,833

EMPLOYMENT AGREEMENTS

     On November 1, 1997, we entered into employment agreements with Messrs. Trino and Bartels. The agreements are terminable at will by either party and contain two-year confidentiality provisions, a one-year non-competition provision and a one-year non-solicitation provision. In the event of Mr. Trino's termination without cause, he is entitled to a lump-sum severance payment equal to 100% of his then-current base salary. In the event of Mr. Bartels' termination without cause, he is entitled to a lump-sum severance payment equal to the greater of $220,000 or 100% of his then current base salary.

     On August 15, 1996, we entered into an employment agreement with Mr. Harvey. The agreement had an initial term ending on August 15, 1999, but it is automatically extended for successive one-year periods unless either party gives 90 days prior written notice. The agreement is terminable by us for cause or by Mr. Harvey if there is a material change in his position or duties. The agreement contains an indefinite confidentiality provision, a two-year non-competition provision and a two-year non-interference provision. In the event of Mr. Harvey's termination without cause, he is entitled to a severance payment of up to $120,000, payable in increments in accordance with our ordinary payroll practices, until the earlier of the first anniversary of the termination date or the date that Mr. Harvey commences other employment. If Mr. Harvey's base salary in his new position is less than $120,000, we must pay the difference between $120,000 and his base salary until the first anniversary of the termination date.

     On June 16, 1997, we entered into an employment agreement with Dr. Bender. The agreement terminates on June 30, 2000 and is automatically extended for successive one-year periods until either party gives at least 90 days written notice before the expiration of the then-current term. The agreement is terminable by us for cause or by Dr. Bender if there is a material change in his position or duties. The agreement contains a two-year confidentiality provision and a one-year non-competition provision. In the event of Dr. Bender's termination without cause, he is entitled to a lump sum severance payment equal to 200% of his then-current base salary. We also have the discretion to pay Dr. Bender an annual amount equal to 200% of his then-current salary for a period of up to two years following the first anniversary of the date of termination. The annual amount is payable in equal monthly installments. During the period that Dr. Bender receives this annual amount, he is prohibited from engaging in any activity associated with computer software, manufacturing or supply chain management. In addition, the non-competition provisions of Dr. Bender's employment agreement are automatically extended to cover the entire period during which this annual amount is paid.

     On September 1, 1998, we entered into an employment agreement with Mr. Jones. The agreement is terminable by either party at will and contains a two-year confidentiality provision, a one-year non-solicitation provision and a one-year non-competition provision. In the event of Mr. Jones' termination without cause, he is entitled to a severance payment equal to the greater of $75,000 or 50% of his then-current base salary.

     On November 1, 1999, we entered into a severance agreement with Mr. Simcoe. In the event of Mr. Simcoe's termination without cause, he is entitled to a severance payment equal to six months of his then-current base salary. If requested, Mr. Simcoe will execute a standard form of release then being used by us for other terminated employees.

STOCK OPTION PLANS

     Our 1987 and 1997 stock option plans provide that we can grant either incentive stock options or non-qualified options to purchase shares of our common stock in order to provide incentives to our employees and directors. Our 1987 plan has expired, and under our 1997 plan we currently are authorized to issue up to 3,800,000 options to purchase our common stock. The 1997 plan allows participants to purchase our common stock at prices set by the board of directors, but in the case of incentive stock options, the price is not less than the fair market value at the date the option is granted or, if the incentive stock option is granted to an eligible key employee who is a 10% shareholder, not less than 110% of the fair market value at the date the option is granted. Outstanding options typically vest one-third each year commencing one year from the date of grant. Unexercised options typically expire 10 years after the date of grant. As of the date of this prospectus, there were outstanding options to purchase 4,776,982 shares of common stock pursuant to the 1987 and 1997 plans. In addition, all options granted under the 1987 and 1997 plans vest upon a change of control, which includes issuance of our capital stock in any public offering that causes existing shareholders to own less than 51% of our total issued and outstanding capital stock.

401(K) PLAN

     We have a 401(k) profit sharing plan for the benefit of eligible employees and their beneficiaries. Substantially all employees are eligible to participate in the plan. Our contributions to the plan are discretionary. We made no contributions to the plan during 1997, 1998, 1999, or the nine months ended March 31, 2000.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our articles of incorporation limit the liability of directors to the fullest extent permitted by Georgia law. In addition, our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Georgia law.

     These provisions may have the effect of preventing changes in the management. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our articles of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation against our directors, officers or employees that may result in claims for indemnification from us.

     We currently have liability insurance for our directors and officers, and we intend to extend that coverage for public securities matters.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 31, 2000 by:

     - each person known to be a beneficial owner of more than five percent of our outstanding common stock;

     - each director or director nominee;

     - our five most highly compensated executive officers; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o SynQuest, Inc., 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

     The number of shares used in calculating the percentage of shares beneficially owned by each person after this offering assumes (a) conversion of all of our outstanding redeemable preferred stock, plus accrued and unpaid dividends as of August 13, 2000, into an aggregate of 14,349,721 shares of our common stock at the initial public offering price, less underwriting discounts and commissions, and (b) includes shares that may be acquired by that person through the exercise of stock options on or prior to September 29, 2000. In calculating the percentage owned by each person, we assumed that all shares issuable upon the exercise of options on or prior to September 29, 2000 are issued to that person. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other persons. Further, the percentages are based on an aggregate of 1,762,904 shares of common stock and 12,995,356 shares of preferred stock issued and outstanding as of July 31, 2000, and they assume the issuance of 5,000,000 shares of common stock in this offering.

                                                                                             PERCENTAGE OF
                                                                                                SHARES
                                                   OPTIONS                                BENEFICIALLY OWNED
                                                 EXERCISABLE   CONVERTIBLE                -------------------
                                       COMMON     WITHIN 60     PREFERRED                 PRIOR TO    AFTER
NAME OF BENEFICIAL OWNER                STOCK       DAYS          STOCK        TOTAL      OFFERING   OFFERING
------------------------               -------   -----------   -----------   ----------   --------   --------
Executive Officers and Directors:
Joseph Trino(1)......................       --      911,124            --       911,124      5.8%       3.2%
Timothy Harvey.......................   20,000      260,985            --       280,985      1.9        1.0
Paul Bender..........................       --           --       750,000       750,000      5.1        3.0
John Bartels(2)......................  177,560      189,333            --       366,893      2.4        1.3
Fred Brown...........................       --      117,000            --       117,000        *          *
Henry Kressel(3)(4)..................       --           --     7,414,438    13,202,543     64.3       54.1
Joseph Landy(3)(4)...................       --           --     7,414,438    13,202,543     64.3       54.1
Edward Scott, Jr.....................  112,500           --            --       112,500        *          *
All executive officers and directors
  as a group (10 persons)(5).........  310,060    1,631,776     8,164,438    15,894,379     71.7       60.5
Five Percent Shareholder:
Warburg, Pincus Investors, L.P.(3)...       --           --     7,414,438    13,202,543     64.3       54.1

---------------

 *  Less than 1%.

 (1) Mr. Trino has pledged the shares issuable upon the exercise of the first 300,000 of his options to Warburg, Pincus Investors pursuant to a stock pledge agreement dated June 19, 1998 as collateral for a promissory note dated June 19, 1998 in the amount of $138,750 held by Warburg, Pincus Investors.

 (2) Mr. Bartels has pledged the shares of common stock to Warburg, Pincus Investors as collateral for a promissory note dated November 5, 1997 in the amount of $268,290 held by Warburg, Pincus Investors.
 (3) The stockholder is Warburg, Pincus Investors, L.P. Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus Investors. Warburg, Pincus Investors is managed by E.M. Warburg, Pincus & Co., LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E.M. Warburg, Pincus & Co., LLC and may be deemed to control both entities. Before the offering percentage beneficially owned includes 5,788,105 shares of common stock issuable upon the exercise of outstanding warrants. After the offering percentage beneficially owned includes (x) an aggregate of 3,246,280 shares issuable upon conversion of our outstanding subordinated promissory notes, including accrued interest on the notes as of August 14, 2000, at the initial public offering price, less underwriting discounts and commissions, (y) accrued and unpaid dividends as of August 13, 2000, payable in shares of Series H preferred stock that will automatically convert to 950,549 shares of common stock, at the initial public offering price, less underwriting discounts and commissions and (z) 3,430,835 shares issuable upon the cashless exercise of the warrants, at the initial public offering price, less underwriting discounts and commissions. The address of the Warburg, Pincus entities is 466 Lexington Avenue, New York, New York 10017.
 (4) Messrs. Landy and Kressel are general partners of Warburg, Pincus & Co. and managing directors and members of E.M. Warburg, Pincus & Co., LLC. All shares indicated as owned by Messrs. Landy and Kressel are included because of their affiliation with the Warburg, Pincus entities. Messrs. Landy and Kressel disclaim beneficial ownership of all shares owned by the Warburg, Pincus entities.
 (5) Before the offering percentage beneficially owned includes 5,788,105 shares of common stock issuable upon the exercise of outstanding warrants. After the offering percentage beneficially owned includes (x) an aggregate of 3,246,280 shares issuable upon conversion of our outstanding subordinated promissory notes, including accrued interest on the notes as of August 14, 2000, at the initial public offering price, less underwriting discounts and commissions, (y) accrued and unpaid dividends as of August 13, 2000, payable in shares of Series H preferred stock that will automatically convert to 950,549 shares of common stock, at the initial public offering price, less underwriting discounts and commissions and (z) 3,430,835 shares issuable upon the cashless exercise of the warrants, at the initial public offering price, less underwriting discounts and commissions.

                           RELATED PARTY TRANSACTIONS

     Other than compensation agreements and other arrangements, which are described under the heading "Management," and the transactions described below, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, holder of more than five percent of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

  E.M. WARBURG, PINCUS

     In May 1994, Warburg, Pincus Investors, L.P., an affiliate of E.M. Warburg, Pincus, purchased 540,016 shares of Series B preferred stock and 2,376,651 shares of Series C preferred stock from Factory Automation & Computer Technologies, Inc., our predecessor, for $2.40 per share. The aggregate purchase price for these shares was $7.0 million. Factory Automation & Computer Technologies, Inc. used the proceeds from the sale of the shares to purchase all of its then outstanding convertible Class A preferred stock, warrants to purchase Series A preferred stock, voting common stock and options to purchase voting common stock. Following completion of these transactions, Warburg, Pincus Investors was our sole shareholder.

     In 1996, Warburg, Pincus Investors purchased, in three separate transactions, an aggregate of 3,870,178 shares of Series D preferred stock from Factory Automation & Computer Technologies, Inc. Of these, 3,070,178 shares were purchased at a price of $2.28 per share and 800,000 shares were purchased at a price of $2.50 per share. The aggregate purchase price for these shares was $9.0 million.

     We issued eight subordinated promissory notes to Warburg, Pincus Investors from May 1995 to July 1997. The notes have an aggregate principal amount of $15.0 million and accrued interest at prime plus 2% annually, adjusted bi-annually from the date of issuance. Interest and principal are payable on demand.

     In connection with the subordinated promissory notes, we issued warrants to purchase common stock to Warburg, Pincus Investors. The warrants may be exercised at any time before their expiration dates. Under the terms of the warrant agreements, the warrant holder is protected from future dilution of our common stock. The date and amount of each note and the terms of warrants issued and outstanding related to each note are summarized as follows:

                                                WARRANTS TO    EXERCISE
                                    AMOUNT        PURCHASE     PRICE OF    EXPIRATION DATE
          DATE OF NOTE              OF NOTE     COMMON STOCK   WARRANTS       OF WARRANT
          ------------            -----------   ------------   --------   ------------------
May 10, 1995....................  $ 2,000,000     1,301,696     $1.80     May 9, 2005
September 19, 1995..............    2,000,000       681,213      2.94     September 18, 2005
November 5, 1996................    1,500,000       545,455      2.75     November 4, 2006
December 9, 1996................    1,000,000       363,636      2.75     December 9, 2006
February 17, 1997...............    2,500,000       909,091      2.75     February 17, 2007
April 15, 1997..................    1,500,000       545,455      2.75     April 15, 2007
May 20, 1997....................    2,000,000       727,273      2.75     May 20, 2007
July 20, 1997...................    2,500,000       714,286      3.50     July 20, 2007
                                  -----------    ----------
Outstanding at June 30, 2000....  $15,000,000     5,788,105
                                  ===========    ==========

     E.M. Warburg, Pincus has agreed to exercise its 5,788,105 warrants in a cashless exercise by surrendering to us a number of shares of common stock to which it would otherwise be entitled upon exercise in lieu of the payment of the cash exercise price. The shares of common stock surrendered in lieu of the cash exercise price will be valued at the initial public offering price of our common stock in this offering, less underwriting discounts and commissions. Accordingly, we will issue to E.M. Warburg, Pincus 3,430,835 shares of common stock.

     In addition, in November 1998 we issued a subordinated promissory note to Warburg, Pincus Investors in an aggregate principal amount of $5.0 million. On March 1, 1999, Warburg, Pincus Investors converted the outstanding principal amount of the note into 805,153 shares of Series G preferred stock.

     In April 2000, we received a $2.5 million loan from E.M. Warburg, Pincus. The loan and all accrued interest were repaid in June 2000.

     The aggregate of 7,414,438 shares of redeemable preferred stock owned by Warburg, Pincus Investors will automatically convert into 7,414,438 shares of common stock upon completion of this offering. In addition, on May 15, 2000, the board of directors declared a dividend on the redeemable preferred stock. This dividend will be paid in 1,354,365 shares of Series H preferred stock that will automatically convert to common stock upon completion of this offering. In connection with this dividend, Warburg, Pincus Investors will receive 950,549 shares of common stock. In addition, upon the completion of this offering, we and Warburg, Pincus Investors have agreed that the aggregate principal amount of $15.0 million in indebtedness, plus accrued interest as of August 14, 2000, held by Warburg, Pincus Investors will be converted into an aggregate of 3,246,280 shares of common stock, at the initial public offering price, less underwriting discounts and commissions. Finally, we have agreed that the aggregate 5,788,105 warrants held by Warburg, Pincus Investors will be exercised for an aggregate of 3,430,835 shares of common stock upon the completion of this offering on a cashless basis valuing the shares of common stock at the initial public offering price, less underwriting discounts and commissions.

  EXECUTIVE OFFICERS AND DIRECTORS

     On November 5, 1997, Mr. Bartels purchased from Warburg, Pincus Investors 177,560 shares of Series D preferred stock, which he subsequently converted into 177,560 shares of common stock. As consideration for the shares, Mr. Bartels issued Warburg, Pincus Investors a promissory note in the aggregate principal amount of $268,290. The note, which was payable in full on November 5, 1998, has been extended to November 5, 2001.

     In June 1998, Mr. Trino borrowed $138,750 from Warburg, Pincus Investors. The loan matures on July 1, 2001. As collateral for the loan and pursuant to a stock pledge agreement dated June 19, 1998, he pledged the shares of common stock issuable upon the exercise of the first 300,000 of his stock options to Warburg, Pincus Investors.

     In May 2000, we sold 112,500 shares of our common stock to Edward Scott, Jr., a member of our board of directors, for $900,000.

                          DESCRIPTION OF CAPITAL STOCK

     Our articles of incorporation authorize common stock and preferred stock as set forth in the following table:

                                                                OUTSTANDING AS OF   NUMBER OF
                                                  AUTHORIZED     AUGUST 14, 2000    HOLDERS(1)
                                                  -----------   -----------------   ----------
Common stock, par value $0.01 per share.........  100,000,000        1,763,904          72
Preferred stock, par value $0.01 per share......   16,000,000
  Designated in series as follows:
  Series B preferred stock......................      540,016          540,016           1
  Series C preferred stock......................    2,376,651        2,376,651           1
  Series D preferred stock......................    4,000,000        3,692,618           1
  Series E preferred stock......................    1,000,000               --          --
  Series F preferred stock......................      750,000          750,000           1
  Series G preferred stock......................    5,636,071        5,636,071         147
                                                  -----------      -----------
          Total preferred stock designated in
            series(2)...........................   14,302,738       12,995,356
                                                  -----------      -----------
          Total capital stock...................  116,000,000       14,759,260
                                                  ===========      ===========

---------------

(1) Some holders own shares of more than one class of our capital stock.
(2) Prior to completion of this offering, we will designate 1,355,000 shares of preferred stock as Series H junior convertible preferred stock.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, subject to voting preferences of any outstanding preferred stock. The holders of our common stock are entitled to receive cash dividends when and as declared by the board of directors out of legally available funds, subject to the rights and preferences of any outstanding preferred stock. In the event of any liquidation, dissolution, or winding up of our company, after payment to the holders of any outstanding preferred stock, the holders of common stock will be entitled to receive all remaining assets available for distribution to shareholders on a pro rata basis.

PREFERRED STOCK

     Our board of directors is authorized, subject to limitations prescribed by Georgia law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and to fix any of its qualifications, limitations or restrictions. The board can also increase or decrease the number of shares of any series to no fewer than the number of shares of that series then outstanding, without any further vote or action by the shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. All of our outstanding shares of preferred stock will automatically convert to common stock upon completion of this offering.

     On May 15, 2000, our board of directors declared a dividend of the accrued and unpaid dividends on our outstanding preferred stock on the terms and conditions subsequently approved by the board of directors, subject to the approval of the holders of a majority of the classes or series of outstanding shares of capital stock entitled to vote with respect to the preferred stock dividend and the consummation of our initial public offering of common stock by October 31, 2000.

     On June 5, 2000, our board of directors resolved to pay the preferred stock dividend in shares of a newly created Series H junior convertible preferred stock, par value $0.01 per share. Each holder of our outstanding preferred stock will be entitled to receive, immediately prior to the completion of this offering, such number of whole shares of Series H preferred stock as is determined by dividing (a) the aggregate amount of accrued but unpaid dividends as of the day immediately prior to the pricing of this offering payable with respect to each series of preferred stock owned by the holder as of July 21, 2000 by (b) the initial public offering price of our common stock in this offering, less underwriting discounts and commissions. No scrip or fractional shares of Series H preferred stock will be paid in connection with the preferred stock dividend. Instead, each holder of preferred stock will be entitled to receive an amount of cash equal to the balance of the preferred stock dividend payable in respect of any fractional shares of preferred stock.

     On June 26, 2000, the preferred stock dividend was approved by a majority of each of the classes entitled to vote with respect to the preferred stock dividend. The amounts of accrued but unpaid dividends as of August 13, 2000 are as follows:

     - Series B preferred stock: $588,153

     - Series C preferred stock: $2,588,505

     - Series D preferred stock: $2,649,117

     - Series F preferred stock: $455,277

     - Series G preferred stock: $2,536,301

     Accordingly, we will issue 1,354,365 shares of Series H preferred stock. The shares of Series H preferred stock will automatically convert into the same number of shares of common stock upon the completion of this offering.

REGISTRATION RIGHTS

     The holders of 2,916,667 shares of common stock issuable upon conversion of our Series B and C preferred stock have waived their registration rights with respect to the registration of their shares under the Securities Act in connection with this offering. If we subsequently propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of our Series B, C and G preferred stock, or the common stock into which they are convertible, are entitled to notice of the registration and are entitled to include their shares of common stock in that registration statement. Additionally, the holders are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use commercially reasonable efforts to effect that registration. We are not required to effect more than two of these demand registrations and these rights do not apply until six months after completion of this offering. In addition, the holders of those shares are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock, and we are required to use commercially reasonable efforts to effect that registration. We are not required to effect more than one of these Form S-3 demand registrations in any 12-month period. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to delay any registration if we are in possession of material non-public information that we have a bona fide business purpose for preserving as confidential.

     The holders of 400,000 shares of common stock issuable upon the exercise of warrants have piggyback registration rights with respect to their shares. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these warrants, or the shares of common stock into which they are exercisable, are entitled to notice of the registration and are entitled to include their shares of common stock in that registration statement. This registration right is subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to delay any registration if we are in possession of material non-public information that we have a bona fide business purpose for preserving as confidential.

ANTI-TAKEOVER PROVISIONS

     Our articles of incorporation and bylaws contain a number of provisions that could have the effect of delaying, preventing or discouraging a change of control of our company. These include the following provisions:

     - our shareholders are generally unable to fill any interim vacancy on our board of directors;

     - our bylaws provide that special meetings may be called at any time by the board of directors, the chairman of the board of directors, the chief executive officer, or by one or more shareholders holding shares in the aggregate entitled to cast 10% or more of the vote of any class of shares entitled to a vote at the meeting; and

     - shareholders must follow specified procedures in order to properly submit any business before a shareholder meeting.

     These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions also are intended to discourage tactics that may be used in proxy fights but could, however, dissuade others from making tender offers for our shares. Consequently, these provisions may also inhibit fluctuations in the market price for our shares that could result from actual or rumored takeover attempts and may also discourage changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is SunTrust Bank.

NASDAQ NATIONAL MARKET LISTING

     Our common stock has been approved for listing on The Nasdaq National Market under the trading symbol "SYNQ".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants in the public market could adversely affect prevailing market prices. Sales of substantial amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon completion of this offering, we will have 27,790,740 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 5,000,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates." The remaining 22,790,740 shares will become eligible for public sale as follows:

                                                  APPROXIMATE
                                                   NUMBER OF
                                                SHARES ELIGIBLE
DATE                                            FOR FUTURE SALE                COMMENT
----                                            ---------------                -------
Date of this prospectus.......................       618,321
90 days after the date of this prospectus.....     4,476,092
180 days after the date of this prospectus....    17,571,327      Lock-up released. These shares may
                                                                  be sold under Rule 144.
One year after the date of this prospectus....       125,000

LOCK-UP AGREEMENTS WITH THE UNDERWRITERS

     Each of our executive officers, directors and shareholders that hold one percent or more of our outstanding shares on a fully diluted basis after the completion of this offering have signed lock-up agreements under which they agreed not to sell, transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (1) one percent of the number of shares of our common stock then outstanding, which will equal approximately 277,907 shares immediately after this offering; or (2) the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form
144. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase common stock from us in connection with a compensatory stock or option plan or other written agreement before the date of this prospectus is entitled to sell such shares 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing requirements of Rule 144. However, holders of options to purchase 1,943,776 shares of common stock that would otherwise be saleable under Rule 701 are subject to the contractual restrictions described above which restrict the sale or disposition of such shares for a period of 180 days from the date of this prospectus.

STOCK OPTIONS

     Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock which have been reserved for issuance under our stock option plans. As of the date of this prospectus, options to purchase 4,776,982 shares of our common stock were issued and outstanding.

     The registration statement on Form S-8 is expected to be filed approximately six months after the effective date of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately after the expiration of any applicable lock-up agreements, except to the extent the shares remain subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates.

                                  UNDERWRITING

UNDERWRITING AGREEMENT

     Subject to the terms and conditions of an underwriting agreement dated August 14, 2000, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., J.P. Morgan Securities, Inc. and Wit SoundView Corporation, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   -----------------
Bear, Stearns & Co. Inc.....................................      1,600,000
J.P. Morgan Securities, Inc.................................        960,000
Wit SoundView Corporation...................................        640,000
Banc of America Securities LLC..............................        100,000
Chase H&Q...................................................        100,000
CIBC World Markets Corp.....................................        100,000
Dain Rauscher Incorporated..................................        100,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        100,000
FleetBoston Robertson Stephens Inc..........................        100,000
Morgan Stanley & Co. Incorporated...........................        100,000
Prudential Securities Incorporated..........................        100,000
Salomon Smith Barney Inc....................................        100,000
SG Cowen Securities Corporation.............................        100,000
UBS Warburg LLC.............................................        100,000
Thomas Weisel Partners LLC..................................        100,000
Adams, Harkness & Hill, Inc.................................         50,000
Aegis Capital Corp..........................................         50,000
William Blair & Company, L.L.C..............................         50,000
Legg Mason Wood Walker, Incorporated........................         50,000
Needham & Company, Inc......................................         50,000
Northeast Securities, Inc...................................         50,000
Pacific Growth Equities, Inc................................         50,000
Sanders Morris Harris.......................................         50,000
Sands Brothers & Co., Ltd...................................         50,000
Southwest Securities, Inc...................................         50,000
C.E. Unterberg, Towbin......................................         50,000
Wachovia Securities, Inc....................................         50,000
                                                                  ---------
          Total.............................................      5,000,000
                                                                  =========

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. The underwriters are committed to purchase and pay for all of the above shares of our common stock if any are purchased.

PUBLIC OFFERING PRICE

     The underwriters propose to offer the shares of our common stock directly to the public at the offering price located on the cover page of this prospectus and at that price less a concession not in excess of $0.30 per share of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow and those dealers may reallow concessions not in excess of $0.10 per share of common stock to certain other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 750,000 additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

     The following table summarizes the per share and total public offering price of the shares of common stock in this offering, the underwriting compensation to be paid to the underwriters by us and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                             TOTAL
                                                                -------------------------------
                                                                   WITHOUT            WITH
                                                    PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                    ---------   --------------   --------------
Initial public offering price.....................    $7.00      $35,000,000      $40,250,000
Underwriting discounts and commissions payable by
  us..............................................    $0.49      $ 2,450,000      $ 2,817,500
Proceeds, before expenses, to us..................    $6.51      $32,550,000      $37,432,500

     The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock. We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $990,000.

INDEMNIFICATION AND CONTRIBUTION

     The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act and liabilities resulting from breaches of representations and warranties contained in the Underwriting Agreement or will contribute to payments that the underwriters may be required to make in respect of those liabilities.

LOCK-UP AGREEMENTS

     Our executive officers, directors and shareholders that hold one percent or more of our shares on a fully diluted basis after the completion of this offering have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus. In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, except that we may issue and grant options to purchase shares of common stock under the 1997 Stock Plan. In addition, we may issue shares of common stock in connection with any acquisition of, or strategic relationship with, another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

NASDAQ NATIONAL MARKET QUOTATION

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in those negotiations, the primary factors were our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of this offering and the prices of similar securities of generally comparable companies. Our common stock has been approved for listing on The Nasdaq National Market under the trading symbol "SYNQ". We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial offering price.

STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

     In order to facilitate this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

RESERVED SHARE PROGRAM

     At our request, the underwriters have reserved for sale at the initial public offering price up to 250,000 shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, vendors and related persons. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

ELECTRONIC PROSPECTUS

     A prospectus in electronic format will be made available on websites maintained by one or more of the underwriters participating in this offering, including Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers. The representatives may agree to allocate a number of shares to Wit Capital and other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters on the same basis as other allocations.

                                 LEGAL MATTERS

     King & Spalding, Atlanta, Georgia, will pass upon the validity of the shares of common stock offered by this prospectus. Proskauer Rose LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about SynQuest and the common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules filed as a part of the registration statement. Descriptions of contracts or other documents referred to in this prospectus are not necessarily complete. You should be aware that when we discuss these contracts or documents in the prospectus, we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document. The registration statement and its exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661 and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any portion of the registration statement may be obtained from the Public Reference Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, or by calling the Securities and Exchange Commission at 1-800-SEC-0330, at prescribed rates. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as SynQuest, that make electronic filings with the Securities and Exchange Commission.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the website of the Securities and Exchange Commission referred to above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of June 30, 1998, 1999, and
  March 31, 2000 (unaudited)................................  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1997, 1998, and 1999 and for the nine months
  ended March 31, 1999 and 2000 (unaudited).................  F-4
Consolidated Statements of Changes in Redeemable Preferred
  Stock, Common Stock and Other Shareholders' Deficit for
  the years ended June 30, 1997, 1998, and 1999 and the nine months ended March 31, 2000 (unaudited)...................  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1997, 1998, and 1999 and the nine months ended
  March 31, 1999 and 2000 (unaudited).......................  F-7
Notes to Consolidated Financial Statements..................  F-9

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SynQuest, Inc.

     We have audited the accompanying consolidated balance sheets of SynQuest, Inc. and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, changes in redeemable preferred stock, common stock and other shareholders' deficit, and cash flows, for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SynQuest, Inc. and subsidiaries at June 30, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ ERNST & YOUNG LLP
Atlanta, Georgia
August 23, 1999, except for
  Note 14, as to which
  the date is May 19, 2000

                                 SYNQUEST, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                          PRO FORMA
                                                                    JUNE 30,                            SHAREHOLDERS'
                                                           ---------------------------    MARCH 31,     DEFICIT AS OF
                                                               1998           1999           2000       MARCH 31, 2000
                                                           ------------   ------------   ------------   --------------
                                                                                         (UNAUDITED)     (UNAUDITED)
                                                        ASSETS
Current assets:
  Cash...................................................  $    899,674   $    638,213   $    192,988
  Accounts receivable (net of allowances of $962,000,
    $1,238,000 and $1,477,000 (unaudited) in 1998, 1999
    and March 31, 2000, respectively)....................     6,510,758      8,170,490      3,941,440
  Other receivables......................................       332,029        103,327         64,731
  Prepaid expenses.......................................       224,763        321,685        258,942
                                                           ------------   ------------   ------------
        Total current assets.............................     7,967,224      9,233,715      4,458,101
Property and equipment:
  Leasehold improvements.................................       127,102        158,014        195,937
  Furniture and fixtures.................................       567,405        781,934        797,258
  Equipment..............................................     2,199,876      3,505,798      4,341,916
                                                           ------------   ------------   ------------
                                                              2,894,383      4,445,746      5,335,111
  Less accumulated depreciation and amortization.........    (1,471,484)    (2,316,293)    (3,132,862)
                                                           ------------   ------------   ------------
Net property and equipment...............................     1,422,899      2,129,453      2,202,249
Other assets.............................................       147,569        164,953        215,846
Intangible assets (net of accumulated amortization of
  $251,000, $429,000 and $535,000 (unaudited) in 1998,
  1999 and March 31, 2000, respectively).................       306,132        127,634         21,830
                                                           ------------   ------------   ------------
        Total assets.....................................  $  9,843,824   $ 11,655,755   $  6,898,026
                                                           ============   ============   ============
                                        LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Subordinated notes payable and accrued interest payable
    to related party.....................................  $ 17,708,162   $ 19,372,745   $ 20,523,911    $         --
  Borrowings under line of credit agreement..............    17,827,659      3,563,219     10,896,028
  Accounts payable.......................................     1,314,185        889,803        904,797
  Accrued expenses.......................................     4,062,523      5,316,385      4,954,063
  Deferred revenue.......................................     1,774,414      2,281,916      2,657,164
  Current portion of notes payable and obligations under
    capital leases.......................................       292,463        232,399        176,910
                                                           ------------   ------------   ------------
        Total current liabilities........................    42,979,406     31,656,467     40,112,873
Notes payable and obligations under capital leases, less
  current portion........................................       224,084        265,801        129,140
Preferred Stock, in series, $0.01 par value; redeemable
  and convertible:
    Authorized shares -- 16,000,000
    Issued and outstanding shares --
    7,359,285, 12,995,356 and 12,995,356 (unaudited) at
    June 30, 1998, 1999 and March 31, 2000, respectively
    Liquidation preference of $62,110,892 and $63,839,489
    (unaudited) at June 30, 1999 and March 31, 2000,
    respectively.........................................    22,050,839     57,256,365     60,022,218              --
Shareholders' deficit:
  Common Stock, $0.01 par value; 26,000,000 shares
    authorized; 1,439,457, 1,492,522 and 1,627,459
    (unaudited) shares issued and outstanding at June 30,
    1998, 1999 and March 31, 2000, respectively, and
    22,407,911 shares issued and outstanding pro forma...        14,395         14,925         16,275         224,079
  Class A Common Stock, $0.01 par value; convertible,
    non-voting; 7,000,000 shares authorized, none
    issued...............................................            --             --             --              --
  Additional paid-in-capital.............................     4,272,054      4,357,452      4,612,633      85,352,974
  Accumulated deficit....................................   (59,658,025)   (81,751,679)   (97,720,035)    (98,122,051)
  Equity adjustment from foreign currency translation....       (38,929)      (143,576)      (275,078)       (275,078)
                                                           ------------   ------------   ------------    ------------
        Total shareholders' deficit......................   (55,410,505)   (77,522,878)   (93,366,205)    (12,820,076)
                                                           ------------   ------------   ------------    ------------
        Total liabilities and shareholders' deficit......  $  9,843,824   $ 11,655,755   $  6,898,026    $  6,898,026
                                                           ============   ============   ============    ============

                            See accompanying notes.

                                 SYNQUEST, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                  NINE MONTHS
                                                        YEAR ENDED JUNE 30,                     ENDED MARCH 31,
                                             ------------------------------------------   ---------------------------
                                                 1997           1998           1999           1999           2000
                                             ------------   ------------   ------------   ------------   ------------
                                                                                                  (UNAUDITED)
Revenue:
  Software license fees....................  $  4,332,872   $ 10,392,229   $ 10,521,571   $  6,992,836   $  7,720,539
  Services.................................     3,887,578      8,014,146     12,759,849      9,246,508      9,429,897
                                             ------------   ------------   ------------   ------------   ------------
        Total revenue......................     8,220,450     18,406,375     23,281,420     16,239,344     17,150,436
Operating expenses:
  Cost of license fees.....................        10,915        523,682        576,049        476,786        414,403
  Cost of services.........................     4,419,159      6,713,808      9,308,436      6,535,796      5,869,896
  Research and development.................     6,320,080      9,368,312     10,179,517      7,614,018      7,688,589
  Purchased in-process research and
    development............................     2,083,138             --             --             --             --
  Sales and marketing......................     6,344,119      9,485,157     13,730,177     10,247,525     10,077,263
  General and administrative...............     3,663,072      3,984,128      4,850,263      3,612,528      3,792,534
  Provision for doubtful accounts..........     1,600,179        373,245        753,374        276,241        596,255
                                             ------------   ------------   ------------   ------------   ------------
        Total operating expenses...........    24,440,662     30,448,332     39,397,816     28,762,894     28,438,940
Operating loss.............................   (16,220,212)   (12,041,957)   (16,116,396)   (12,523,550)   (11,288,504)
Other income (expense):
  Interest income..........................        65,898         50,472         50,374         32,157         34,885
  Interest expense.........................    (1,501,060)    (3,539,237)    (3,526,242)    (3,081,314)    (1,969,944)
  Other income (expense)...................       (71,601)         1,345         32,154         16,880         21,060
                                             ------------   ------------   ------------   ------------   ------------
                                               (1,506,763)    (3,487,420)    (3,443,714)    (3,032,277)    (1,913,999)
                                             ------------   ------------   ------------   ------------   ------------
Loss before income taxes...................   (17,726,975)   (15,529,377)   (19,560,110)   (15,555,827)   (13,202,503)
Income taxes...............................            --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------
Net loss...................................   (17,726,975)   (15,529,377)   (19,560,110)   (15,555,827)   (13,202,503)
Accretion of redeemable convertible
  preferred stock..........................    (1,309,279)    (1,833,158)    (2,533,544)    (1,607,128)    (2,765,853)
                                             ------------   ------------   ------------   ------------   ------------
Net loss attributable to common stock......  $(19,036,254)  $(17,362,535)  $(22,093,654)  $(17,162,955)  $(15,968,356)
                                             ============   ============   ============   ============   ============
Basic and diluted net loss per common
  share....................................  $     (16.02)  $     (13.98)  $     (15.21)  $     (11.85)  $     (10.52)
                                             ============   ============   ============   ============   ============
Weighted average number of shares used in
  computing basic and diluted net loss per
  common share.............................     1,188,204      1,242,381      1,452,363      1,447,808      1,517,734
                                             ============   ============   ============   ============   ============
Pro forma basic and diluted net loss per
  share (unaudited)........................                                $      (1.25)                 $      (0.73)
                                                                           ============                  ============
Weighted average number of shares used in
  computing pro forma basic and diluted net
  loss per share (unaudited)...............                                  17,704,605                    22,008,083
                                                                           ============                  ============
Comprehensive loss:
  Net loss.................................  $(17,726,975)  $(15,529,377)  $(19,560,110)  $(15,555,827)  $(13,202,503)
  Other comprehensive loss:
    Foreign currency translation
      adjustments..........................       (11,531)       (57,716)      (104,647)       (72,606)      (131,502)
                                             ------------   ------------   ------------   ------------   ------------
  Comprehensive loss.......................  $(17,738,506)  $(15,587,093)  $(19,664,757)  $(15,628,433)  $(13,334,005)
                                             ============   ============   ============   ============   ============

                            See accompanying notes.

                                 SYNQUEST, INC.

       CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK,
                  COMMON STOCK AND OTHER SHAREHOLDERS' DEFICIT
      YEARS ENDED JUNE 30, 1997, 1998, AND 1999 AND THE NINE MONTHS ENDED
                           MARCH 31, 2000 (UNAUDITED)

                                                               REDEEMABLE PREFERRED STOCK
                                         -----------------------------------------------------------------------
                                               SERIES B                SERIES C                 SERIES D
                                         --------------------   ----------------------   -----------------------
                                         SHARES      AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT
                                         -------   ----------   ---------   ----------   ---------   -----------
Balance at June 30, 1996...............  540,016   $1,502,233   2,376,651   $6,611,397   3,070,178   $ 7,220,562
  Issuance of common stock pursuant to
    exercise of stock options..........       --           --          --           --          --            --
  Purchase and retirement of common
    stock..............................       --           --          --           --          --            --
  Sale of common stock to an employee
    for $1.80 per share in cash........       --           --          --           --          --            --
  Issuance of Series D preferred stock
    at $2.50 per share.................       --           --          --           --     800,000     2,000,000
  Issuance of Series F preferred stock
    for purchase of BMC at $2.75 per
    share..............................       --           --          --           --          --            --
  Issuance of common stock for services
    at $2.75 per share.................       --           --          --           --          --            --
  Issuance of warrants to purchase
    common stock.......................       --           --          --           --          --            --
  Accretion of cumulative preferred
    stock dividends and stock issuance
    costs..............................       --      105,440          --      464,058          --       721,613
  Equity adjustment from foreign
    currency translation...............       --           --          --           --          --            --
  Net loss.............................       --           --          --           --          --            --
                                         -------   ----------   ---------   ----------   ---------   -----------
Balance at June 30, 1997...............  540,016    1,607,673   2,376,651    7,075,455   3,870,178     9,942,175
  Issuance of common stock pursuant to
    exercise of stock options..........       --           --          --           --          --            --
  Issuance of common stock pursuant to
    conversion of preferred stock......       --           --          --           --    (177,560)     (488,290)
  Issuance of common stock for services
    at $2.75 per share.................       --           --          --           --          --            --
  Accretion of cumulative preferred
    stock dividends and stock issuance
    costs..............................       --      105,440          --      464,058          --       743,074
  Equity adjustment from foreign
    currency translation...............       --           --          --           --          --            --
  Net loss.............................       --           --          --           --          --            --
                                         -------   ----------   ---------   ----------   ---------   -----------
Balance at June 30, 1998...............  540,016    1,713,113   2,376,651    7,539,513   3,692,618    10,196,959
  Issuance of common stock pursuant to
    exercise of stock options..........       --           --          --           --          --            --
  Issuance of common stock for services
    at $3.25 per share.................       --           --          --           --          --            --
  Issuance of Series G preferred stock
    at $6.21 per share less issuance
    costs of $2,328,010................       --           --          --           --          --            --
  Accretion of cumulative preferred
    stock dividends and stock issuance
    costs..............................       --       92,766          --      408,269          --       652,226
  Equity adjustment from foreign
    currency translation...............       --           --          --           --          --            --
  Net loss.............................       --           --          --           --          --            --
                                         -------   ----------   ---------   ----------   ---------   -----------
Balance at June 30, 1999...............  540,016    1,805,879   2,376,651    7,947,782   3,692,618    10,849,185
  Issuance of common stock pursuant to
    exercise of stock options
    (unaudited)........................       --           --          --           --          --            --
  Accretion of cumulative preferred
    stock dividends and stock issuance
    costs (unaudited)..................       --       50,055          --      220,290          --       239,903
  Equity adjustment from foreign
    currency translation (unaudited)...       --           --          --           --          --            --
  Net loss (unaudited).................       --           --          --           --          --            --
                                         -------   ----------   ---------   ----------   ---------   -----------
Balance at March 31, 2000
  (unaudited)..........................  540,016   $1,855,934   2,376,651   $8,168,072   3,692,618   $11,089,088
                                         =======   ==========   =========   ==========   =========   ===========

     ----------------------------------------------
           SERIES F                SERIES G              COMMON STOCK       ADDITIONAL                    FOREIGN
     --------------------   -----------------------   -------------------    PAID-IN     ACCUMULATED     CURRENCY
     SHARES      AMOUNT      SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL       DEFICIT      TRANSLATION
     -------   ----------   ---------   -----------   ---------   -------   ----------   ------------   -----------
          --   $       --          --   $        --   1,182,871   $11,829   $3,025,387   $(23,035,486)   $  30,318
          --           --          --            --      14,500       145        3,480             --           --
          --           --          --            --    (125,000)   (1,250)          --       (223,750)          --
          --           --          --            --      40,000       400       71,600             --           --
          --           --          --            --          --        --           --             --           --
     750,000    2,062,500          --            --          --        --           --             --           --
          --           --          --            --      77,500       775      212,350             --           --
          --           --          --            --          --        --      406,118             --           --
          --       18,168          --            --          --        --           --     (1,309,279)          --
          --           --          --            --          --        --           --             --      (11,531)
          --           --          --            --          --        --           --    (17,726,975)          --
     -------   ----------   ---------   -----------   ---------   -------   ----------   ------------    ---------
     750,000    2,080,668          --            --   1,189,871    11,899    3,718,935    (42,295,490)      18,787
          --           --          --            --      57,026       570       25,505             --           --
          --           --          --            --     177,560     1,776      486,514             --           --
          --           --          --            --      15,000       150       41,100             --           --
          --      520,586          --            --          --        --           --     (1,833,158)          --
          --           --          --            --          --        --           --             --      (57,716)
          --           --          --            --          --        --           --    (15,529,377)          --
     -------   ----------   ---------   -----------   ---------   -------   ----------   ------------    ---------
     750,000    2,601,254          --            --   1,439,457    14,395    4,272,054    (59,658,025)     (38,929)
          --           --          --            --      38,065       380       36,798             --           --
          --           --          --            --      15,000       150       48,600             --           --
          --           --   5,636,071    32,671,990          --        --           --             --           --
          --      650,838          --       729,437          --        --           --     (2,533,544)          --
          --           --          --            --          --        --           --             --     (104,647)
          --           --          --            --          --        --           --    (19,560,110)          --
     -------   ----------   ---------   -----------   ---------   -------   ----------   ------------    ---------
     750,000    3,252,092   5,636,071    33,401,427   1,492,522    14,925    4,357,452    (81,751,679)    (143,576)
          --           --          --            --     134,937     1,350      255,181             --           --
          --      581,585          --     1,674,020          --        --           --     (2,765,853)          --
          --           --          --            --          --        --           --             --     (131,502)
          --           --          --            --          --        --           --    (13,202,503)
     -------   ----------   ---------   -----------   ---------   -------   ----------   ------------    ---------
     750,000   $3,833,677   5,636,071   $35,075,447   1,627,459   $16,275   $4,612,633   $(97,720,035)   $(275,078)
     =======   ==========   =========   ===========   =========   =======   ==========   ============    =========

                            See accompanying notes.

                                 SYNQUEST, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                                  YEAR ENDED JUNE 30,                        MARCH 31,
                                       ------------------------------------------   ---------------------------
                                           1997           1998           1999           1999           2000
                                       ------------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................  $(17,726,975)  $(15,529,377)  $(19,560,110)  $(15,555,827)  $(13,202,503)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
Depreciation and amortization........       512,796        798,067      1,103,108        792,930        951,626
Purchased in-process research and
  development costs..................     2,083,138             --             --             --             --
Non-cash stock compensation..........       206,250         41,250         48,750         48,750             --
Accretion of discount on subordinated
  notes payable......................       286,423        426,338             --             --             --
Loss on disposal of equipment........        12,570             --             --             --             --
Changes in operating assets and
  liabilities:
    Accounts receivable..............       606,993     (2,474,083)    (1,622,084)    (2,022,985)     4,151,295
    Other assets.....................      (215,701)       192,190       (117,220)      (291,481)         7,386
    Accounts payable.................       232,872     (1,351,844)      (423,564)      (451,221)        25,093
    Accrued expenses.................     1,484,311      3,431,473      2,959,597      2,098,102        789,058
    Deferred revenue.................       189,085       (563,084)       527,477        644,840        387,158
                                       ------------   ------------   ------------   ------------   ------------
Net cash used in operating
  activities.........................   (12,328,238)   (15,029,070)   (17,084,046)   (14,736,892)    (6,890,887)
INVESTING ACTIVITIES
Acquisition of business, net of cash
  deficit assumed....................      (359,218)            --             --             --             --
Purchases of property and
  equipment..........................      (365,929)      (463,485)    (1,326,186)    (1,001,662)      (887,786)
                                       ------------   ------------   ------------   ------------   ------------
Net cash used in investing
  activities.........................      (725,147)      (463,485)    (1,326,186)    (1,001,662)      (887,786)
FINANCING ACTIVITIES
Issuance of redeemable preferred
  stock..............................     2,000,000             --     35,000,000     35,000,000             --
Payment of preferred issuance
  costs..............................            --             --     (2,328,010)    (2,256,801)            --
Principal payments on loans..........      (522,233)       (17,437)       (14,333)       (13,831)            --
Net borrowings (repayments) under
  line of credit.....................     4,318,600     13,509,059    (14,264,440)   (17,073,666)     7,332,809
Proceeds from borrowings from related
  party, net of repayments...........     8,500,000      2,500,000             --             --             --
Repurchase of common stock...........      (225,000)            --             --             --             --
Proceeds from issuance of common
  stock..............................        75,625         26,075         37,178         29,497        256,531
Repayment of loan from shareholder...      (371,780)            --             --             --             --
Repayment of obligations under
  capital leases.....................      (226,317)      (352,297)      (347,911)      (265,250)      (202,471)
                                       ------------   ------------   ------------   ------------   ------------
Net cash provided by financing
  activities.........................    13,548,895     15,665,400     18,082,484     15,419,949      7,386,869
Effect of exchange rate changes on
  cash...............................       (91,340)        26,608         66,287          2,311        (53,421)
                                       ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash......       404,170        199,453       (261,461)      (316,294)      (445,225)
Cash at beginning of period..........       296,051        700,221        899,674        899,674        638,213
                                       ------------   ------------   ------------   ------------   ------------
Cash at end of period................  $    700,221   $    899,674   $    638,213   $    583,380   $    192,988
                                       ============   ============   ============   ============   ============

                                 SYNQUEST, INC.

                                                                                         NINE MONTHS ENDED
                                                  YEAR ENDED JUNE 30,                        MARCH 31,
                                       ------------------------------------------   ---------------------------
                                           1997           1998           1999           1999           2000
                                       ------------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid during the period for:
  Interest...........................  $    460,000   $  1,169,000   $  2,006,000   $  1,782,000   $    714,000
                                       ============   ============   ============   ============   ============
  Income taxes.......................  $         --   $         --   $         --   $         --   $         --
                                       ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred to
  acquire equipment..................  $    447,771   $    154,867   $    319,320   $    319,320   $     42,000
                                       ============   ============   ============   ============   ============
Fair value of Series F redeemable
  preferred stock issued to acquire
  business...........................  $  2,062,500   $         --   $         --   $         --   $         --
                                       ============   ============   ============   ============   ============
Fair value of common stock issued in
  acquisition of business............  $      6,875   $         --   $         --   $         --   $         --
                                       ============   ============   ============   ============   ============
Indebtedness assumed in connection
  with acquisition...................  $    371,780   $         --   $         --   $         --   $         --
                                       ============   ============   ============   ============   ============

                            See accompanying notes.

                                 SYNQUEST, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1998 AND 1999
 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

1. DESCRIPTION OF BUSINESS

     SynQuest, Inc. (the "Company") is principally involved in developing, selling and servicing computer software designed to optimize supply chain performance. The Company operates principally in the United States and Europe. During the Company's fiscal year ended June 30, 1997 ("1997"), the Company changed its name to SynQuest, Inc. and changed its state of incorporation from New York to Georgia. From incorporation in 1986 through the fiscal year ended June 30, 1996 ("1996"), the Company was named Factory Automation & Computer Technologies, Inc.

     All of the outstanding shares of the Company's Series B, C, and D Preferred Stock and 805,153 shares of Series G Preferred Stock are owned by Warburg, Pincus Investors, L.P. (the "Preferred Shareholder"). The Preferred Shareholder has committed to providing additional funding, if necessary, to sustain the Company's operations through at least June 30, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The Company considers its cash, accounts receivable, accounts payable, subordinated notes payable, line of credit borrowings and other notes payable and capital lease obligations to be its only significant financial instruments and believes that the carrying amounts of these instruments approximate their fair values based on the short-term nature of these instruments.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. The Company has subsidiaries in France, the Netherlands, and the United Kingdom.

  Foreign Currency Translation

     For foreign subsidiaries, the balance sheet accounts are translated at the year-end exchange rates and income statement items are translated at the average exchange rates for the period. Resulting translation adjustments are made directly to a separate component of shareholders' deficit. Foreign currency gains and losses resulting from transactions are included in net loss. Foreign currency realized and unrealized gains and losses for the periods presented were not material.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

  Revenue Recognition

     In October 1997 the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition." The Company adopted SOP 97-2 for transactions entered into beginning July 1, 1998. Prior year transactions have been accounted for in accordance with SOP 91-1, the SOP in effect during those years. The adoption of the SOP 97-2 has not had a significant impact on the Company's financial statements.

     In accordance with SOP 97-2, as amended by SOP 98-9, the Company allocates the total software arrangement fee among each element of the arrangement where the arrangement with a customer includes rights to multiple software products, specified upgrades, postcontract support and/or other services. We use the residual method, as defined in SOP 98-9, to allocate revenue to delivered elements once we have established our objective evidence for the value of all undelivered elements. Our objective evidence of fair value for undelivered maintenance and support services is based upon the then current standard renewal rate for these services and is not discounted. Our objective evidence of fair value for undelivered implementation and training services is based on our then current standard hourly rates for such services as they are sold separately and is not discounted. The remaining portion of the arrangement fee is allocated to the licensed software products. As a result, all discounts negotiated with our customers in multiple element arrangements are reflected as discounts to the license fee portion of the arrangement and are prorated across multiple software products, if there are multiple products, based on their list prices established by authorized management.

     The Company recognizes the revenue allocable to software licenses and specified upgrades upon delivery of the software product or upgrade to the end user and when a signed and executed contract is obtained unless the fee is not fixed or determinable or collectibility is not probable. Software licenses sold by resellers or distributors are recognized upon delivery to the final end user. The Company considers all arrangements with payment terms extending beyond twelve months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

     Postcontract customer support services include telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Revenue allocable to postcontract support is recognized on a straight-line basis over the period the support is provided.

     Other software services include consulting, implementation, training and other services related to the software and its usage. Arrangements which include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When software services are not considered essential to the functionality of other elements, the revenue allocable to the software services is recognized as the services are performed.

     When software services are considered essential to the functionality of other elements, including customization or modification of the software, revenue from the services and related elements is recognized using contract accounting. Contract accounting is also used to recognize software services revenue when the services are performed for a fixed fee. Under contract accounting, the applicable revenue from these software arrangements is recognized on a percentage-of-completion method with progress-to-completion measured based upon labor costs incurred.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

  Internally Developed Software

     Costs related to internally developed software are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." No amounts related to internally developed software were capitalized at June 30, 1998 or 1999. In March 2000, the Company adopted the Emerging Issues Task Force (EITF) No. 00-2 "Accounting for Web Site Development Costs." In accordance with EITF No. 00-2, the planning stage costs of the Company's new web site were expensed. The development costs, which are composed of amounts directly involved in developing the new web site, are being capitalized. As of March 31, 2000, approximately $125,000 of development costs have been capitalized. The Company does not believe the adoption of EITF No. 00-2 had a material effect on its financial statements.

  Property and Equipment

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the assets and includes amortization of assets under capital leases. Depreciation expense for 1997, 1998 and 1999 was approximately $453,000 $612,000, $904,000, respectively. Depreciation expense for the nine months ended March 31, 1999 and 2000 was approximately $657,000 and $846,000, respectively.

  Intangible Assets

     Intangible assets arose from the acquisitions of businesses and represent the value of the assembled work forces acquired. These assets are being amortized using the straight-line method over a period of three years. Amortization expense amounted to approximately $49,000, $55,000, $47,000 in 1997, 1998 and 1999, respectively. Amortization expense amounted to approximately $42,000 and $8,000 for the nine months ended March 31, 1999 and 2000, respectively.

  Concentration of Credit Risk and Major Customers

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. Accounts receivable represent billed and unbilled receivables primarily for license fees and related services. Accounts receivable include $2,182,000, $1,690,000 and $754,000 of unbilled accounts receivable at June 30, 1998, 1999 and March 31, 2000, respectively. Unbilled accounts receivable are invoiced on dates specified in the contract, generally within six months of contract execution. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Although due dates of receivables vary based on contract terms, credit losses have been within management's estimates in determining the level of allowance for doubtful accounts. Provision for doubtful accounts was approximately $1,600,000, $373,000, and $753,000 in 1997, 1998 and 1999, respectively. Provision for doubtful accounts was approximately $276,000 and $596,000 in the nine months ended March 31, 1999 and 2000, respectively. Write-offs of uncollectible accounts in the years ended June 30, 1997, 1998 and 1999 were $738,000, $474,000, and $477,000, respectively.
Write-offs of uncollectible accounts in the periods ended March 31, 1999 and 2000 were $472,000 and $358,000 respectively.

     In 1999 one customer accounted for 20% of the company's total revenues, in 1998 one customer accounted for 17% of the Company's total revenues, and in 1997 three customers each accounted for 12%, 13%, and 14% of the Company's total revenues. For the nine months ended March 31, 2000 two customers accounted for 13% and 11% of the Company's total revenues.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

  Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation," provides an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for stock-based compensation issued to employees. The Company adopted the disclosure alternative of the impact of applying SFAS No. 123 and accounts for stock option grants in accordance with APB 25.

  Impairment of Long-Lived Assets

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

  Advertising Costs

     Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $276,000, $486,000, and $741,000 in 1997, 1998 and 1999, respectively. Advertising expense was approximately $560,000 and $144,000, for the nine months ended March 31, 1999 and 2000, respectively.

  Basic and Diluted Net Loss per Share

     Basic net loss per common share is computed based on the weighted average number of common shares outstanding during each year. Diluted net loss per common share is computed based on the weighted average number of common shares outstanding during each year, plus potentially dilutive common shares outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share."

     All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per common share because these securities are anti-dilutive for all periods presented. The total number of shares related to the outstanding convertible preferred stock, options and warrants excluded from the calculations of diluted net loss per common share was 14,295,443, 16,220,436, 22,721,333, 22,718,545, and 22,843,808 for the years ended June 30, 1997, 1998, 1999 and for the nine months ended March 31, 1999 and 2000, respectively.

     Unaudited pro forma basic and diluted net loss per share, as presented in the statements of operations, has been calculated at the initial public offering price of $7.00 per share, less underwriting discounts and commissions, and upon completion of this offering the conversion into common stock of: (1) all outstanding redeemable preferred stock, plus accrued and unpaid dividends; (2) outstanding subordinated promissory notes, held by E.M. Warburg, Pincus in the aggregate principal amount of $15 million, plus accrued interest; and (3) the cashless exercise by E.M. Warburg, Pincus of all their warrants. See Note 14 for further discussion.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

     The following table presents the calculation of unaudited pro forma basic and diluted net loss per share:

                                                                             NINE MONTHS
                                                             YEAR ENDED         ENDED
                                                            JUNE 30, 1999   MARCH 31, 2000
                                                            -------------   --------------
Net loss..................................................  $(19,560,110)    $(13,202,503)
  Accretion of redeemable preferred stock.................    (2,533,544)      (2,765,853)
                                                            ------------     ------------
Net loss attributable to common stock.....................  $(22,093,654)    $(15,968,356)
                                                            ============     ============
Pro forma:
  Shares used in computing basic and diluted net loss per
     common share.........................................     1,452,363        1,517,734
  Effect of assumed conversion of preferred stock and
     dividends, subordinated notes payable and interest,
     and warrants into common stock (unaudited)...........    16,252,242       20,490,349
                                                            ------------     ------------
  Shares used in computing pro forma basic and diluted net
     loss per share (unaudited)...........................    17,704,605       22,008,083
                                                            ============     ============
Pro forma basic and diluted net loss per share
  (unaudited).............................................  $      (1.25)    $      (0.73)
                                                            ============     ============

  Unaudited Pro Forma Shareholders' Deficit

     If the offering contemplated by this prospectus is consummated, all of the outstanding redeemable preferred stock, plus accrued and unpaid dividends; subordinated notes payable, plus accrued interest; and outstanding warrants held by E.M. Warburg, Pincus will be converted into or paid in common shares. (See
Note 14.) Unaudited pro forma shareholders' deficit at March 31, 2000, as adjusted for these planned equity transactions is disclosed on the balance sheet.

  Reclassification

     Certain amounts reported in the 1998 and 1999 financial statements have been reclassified to conform to the current financial statement presentation.

  New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. The Company adopted SFAS No. 131 effective with its fiscal year ending June 30, 1999.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for quarters beginning after June 15, 2000. We do not currently utilize derivative financial instruments and therefore we do not expect that the adoption of SFAS No. 133 will have a material impact on our results of operations or financial position.

     In December 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which clarified some provisions of

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

current standards related to software revenue recognition. The adoption of SAB No. 101 did not have a material impact on our revenue recognition policies or results of operations for financial position.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and is effective for option grants made after June 30, 2000. FIN 44 also establishes guidance for the repricing of stock options and determining whether a grantee is an employee, for which the guidance was effective after December 15, 1998 and modifying a fixed option to add a reload feature, for which the guidance was effective after January 12, 2000. The adoption of certain of the provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. We do not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

  Unaudited Information

     The consolidated financial statements include the unaudited consolidated balance sheet as of March 31, 2000 and the unaudited consolidated statements of operations and cash flows for the nine months ended March 31, 1999 and 2000. In management's opinion, this information has been prepared on the same basis as the audited consolidated financial statements and reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles for interim financial information, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

3. ACQUISITIONS OF BUSINESSES

     Effective November 1, 1996, the Company acquired the assets of and assumed certain liabilities of Manufacturing Execution Systems Associates, Inc. ("MESAi"), a software development company, for approximately $778,440, (consisting of $400,000 of cash plus assumption of liabilities and acquisition costs totaling $378,440). The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations were included in the accompanying consolidated statements of operations beginning November 1, 1996. The purchase price was allocated among identifiable assets and liabilities based on their respective fair values. The Company assigned $53,000 of the purchase price to in-process research and development with no alternative future use, which was expensed at the acquisition date, and $54,000 to the assembled work force acquired. In connection with the acquisition, the Company entered into employment agreements with the three selling shareholders and key employees of MESAi under which each employee is entitled to a base salary, bonus, certain other benefits and up to 35,000 shares of the Company's Common Stock. The Company issued 25,000 shares of Common Stock to each of the three employees on January 1, 1997 and expensed the value of the shares issued at that date. Each of the three employees received an additional 5,000 shares on January 1, 1998 and a final 5,000 shares on January 1, 1999. These shares were recorded at the estimated fair value at the date issued and expensed on that date.

     On June 16, 1997, the Company acquired all the outstanding shares of Bender Management Consultants Inc. ("BMC"), a company involved in developing supply chain software and consulting, for approximately $2,188,000 (consisting of 750,000 shares of the Company's Series F Preferred Stock valued at $2,062,500 and acquisition costs of $126,000). The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations were included in the accompanying consolidated statements of operations beginning June 1, 1997, the date the acquisition was recorded for

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

accounting purposes. The purchase price was allocated among identifiable assets and liabilities based on their respective fair values. The approximate $2 million value assigned to in-process research and development with no alternative future use, the value of which was estimated using the discounted cash flow of earnings expected in future years from products to be derived from the in-process research and development, was expensed at the acquisition date. Approximately $393,000 was assigned to completed software products. The Company assumed a loan payable to the former owner of BMC approximating $372,000. The loan was repaid in full during 1997.

     The following table represents the unaudited pro forma results of operations for 1997 as if the acquisitions described above had been consummated on July 1, 1996:

Total revenue...............................................  $ 10,615,000
Net loss....................................................   (18,030,000)
Net loss per common share...................................        (16.28)

4. SUBORDINATED NOTES PAYABLE TO RELATED PARTY

     The Company has entered into eight Subordinated Promissory Note agreements with the Preferred Shareholder at various dates from May 10, 1995 to July 20, 1997. The notes accrue interest at prime plus 2% annually, adjusted biannually from the date of issuance (10.5%, 9.75% and 11.0% and at June 30, 1998, 1999 and March 31, 2000, respectively). Interest and principal are payable on demand.

     In conjunction with entering into the Subordinated Promissory Notes, the Company issued warrants to purchase Common Stock to the Preferred Shareholder. The warrants may be exercised at any time before their expiration dates. Under the terms of the warrant agreements, the warrant holder is protected from future dilution of the Company's Common Stock. The date and amount of each note and the terms of warrants issued and outstanding related to each note are summarized as follows:

                                                  WARRANTS                                      VALUE
                                                 TO PURCHASE   EXERCISE       EXPIRATION       ASSIGNED
                                    AMOUNT OF      COMMON      PRICE OF        DATE OF            TO
DATE OF NOTE                          NOTE          STOCK      WARRANTS        WARRANT         WARRANTS
------------                       -----------   -----------   --------   ------------------   --------
May 10, 1995.....................  $ 2,000,000    1,301,696     $1.80     May 9, 2005          $475,680
September 19, 1995...............    2,000,000      681,213      2.94     September 18, 2005         --
November 5, 1996.................    1,500,000      545,455      2.75     November 4, 2006       85,421
December 9, 1996.................    1,000,000      363,636      2.75     December 9, 2006       53,780
February 17, 1997................    2,500,000      909,091      2.75     February 17, 2007     119,917
April 15, 1997...................    1,500,000      545,455      2.75     April 15, 2007         68,987
May 20, 1997.....................    2,000,000      727,273      2.75     May 20, 2007           78,013
July 20, 1997....................    2,500,000      714,286      3.50     July 20, 2007              --
                                   -----------    ---------
Outstanding at June 30, 1999.....  $15,000,000    5,788,105
                                   ===========    =========

     The Company allocated a portion of the proceeds from each note to the value of the warrants issued as disclosed above. The fair value for the warrants above were estimated at the date of grant using the minimum value method with the following assumptions: risk-free interest rates of 5.54% to 6.87%, a dividend yield of 0% and an expected life of 1.25 to 2 years. The resulting discount on the debt was amortized to interest expense over the expected life of the debt. The discount on the debt was fully amortized at June 30, 1998. Amortization expense was $426,000 and $286,000 in 1998 and 1997,

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

respectively. The resulting weighted average effective interest rate on the outstanding Subordinated Promissory Notes was 11.1%, 15.5%, and 16.5% in 1999, 1998 and 1997, respectively.

5. LINE OF CREDIT AGREEMENT

     On July 10, 1996, the Company entered into a Loan and Security Agreement (the "Agreement") with a financing company. The Agreement, as amended, provides the Company with a line of credit not to exceed the lesser of $25 million or an amount equal to the sum of the following: 80% of qualifying receivables, as defined, an additional loan of $10 million, and the amount outstanding under the Term Loan in the original principal amount of $5 million. Virtually all assets of the Company have been pledged as collateral under these loan facilities. Interest accrues at the highest LIBOR rate in effect each month, plus 5.125% per annum, provided that the interest rate in effect each month is not less than 9% per annum. The interest rate in effect under the Agreement was 10.5% at June 30, 1999 and 11.3% at March 31, 2000. The maturity date of the Agreement is December 31, 1999; however, the Agreement renews for one year unless terminated by either party. The Company is subject to certain covenants under the Agreement. The Company has continued to borrow under the Agreement even though the Company was in violation of certain of these covenants (principally covenants pertaining to periodic reporting, pre-approval of new offices and advances to subsidiaries) at June 30,1999. These covenant violations have been waived by the financing company.

6. NOTES PAYABLE AND CAPITAL LEASES

     The Company leases various equipment under capital leases with a total cost of approximately $1,230,000, $968,000 and $700,000, and accumulated amortization of approximately $774,000, $596,000 and $407,000 at June 30, 1998, 1999, and
March 31, 2000, respectively.

     The Company's French subsidiary received a loan from a government organization in order to promote development in their region. The interest rate on the loan is 6%. The outstanding balance was approximately $41,000, $26,000 and $13,000 at June 30, 1998, 1999, and March 31, 2000, respectively.

     Future minimum payments under these capital leases and future principal payments due under notes payable are as follows:

                                                               NOTES    CAPITAL
                                                              PAYABLE    LEASES
                                                              -------   --------
Year ending June 30, 2000...................................  $13,000   $312,000
     2001...................................................   13,000    175,000
     2002...................................................       --     45,000
     2003...................................................       --         --
                                                              -------   --------
Total obligations under notes payable and minimum lease
  payments under capital leases.............................   26,000    532,000
Less amount representing interest...........................       --     65,000
                                                              -------   --------
Present value of minimum capital lease payments.............       --    467,000
Less amounts due within one year............................   13,000    219,000
                                                              -------   --------
Long-term obligations under notes payable and capital
  leases....................................................  $13,000   $248,000
                                                              =======   ========

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

7. REDEEMABLE PREFERRED STOCK

     The Company is authorized to issue up to 16 million shares of Preferred Stock. At June 30, 1999 and March 31, 2000, the Company had established six series of Preferred Stock: Series B, C, D, E, F and G, the terms of which are summarized below.

     At June 30, 1998, 1999, and March 31, 2000 the Company had 540,016 authorized, issued and outstanding shares of Series B Preferred Stock. Each share of Series B Preferred Stock entitles its holder to receive an annual cash dividend of $.12 ($0.192 prior to March 1, 1999) per share; to convert it into one share of Common Stock , as adjusted in the event of future dilution; to receive $2.40 per share plus accrued dividends in the event of involuntary or voluntary liquidation; and to receive $2.40 per share plus accrued dividends, subject to adjustment in the event of future dilution, upon mandatory redemption by the Company on December 31, 2003. In the event the Company breaches or violates certain warranties, representations, or covenants as stipulated in the Stock Purchase Agreement dated May 10, 1994 and the Certificate of Incorporation, holders of Series B Preferred Stock are granted certain special voting rights. Such voting rights may be limited by the terms of the Shareholders Agreement as described in more detail below.

     At June 30, 1998, 1999, and March 31, 2000, the Company had 2,376,651
authorized, issued and outstanding shares of Series C Preferred Stock. Each share of Series C Preferred Stock entitles its holder to receive an annual cash dividend of $0.12 ($.192 prior to March 1, 1999) per share; to convert it into one share of Class A Common Stock, as adjusted in the event of future dilution; to receive $2.40 per share plus accrued dividends in the event of involuntary or voluntary liquidation; and to receive $2.40 per share plus accrued dividends, subject to adjustment in the event of future dilution, upon redemption by the Company on December 31, 2003. Holders of Series C Preferred Stock are not entitled to voting rights.

     The Company has 4,000,000 authorized shares of Series D Preferred Stock, of which 3,692,618 were issued and outstanding at June 30, 1998, 1999 and March 31, 2000. Each share of Series D Preferred Stock entitles its holder to receive an annual cash dividend of $0.12 ($0.192 prior to March 1, 1999) per share; to convert it into one share of Common Stock, as adjusted in the event of future dilution; to receive $2.28 per share plus accrued dividends in the event of involuntary or voluntary liquidation; and to receive $2.28 per share plus accrued dividends, subject to adjustment in the event of future dilution, upon mandatory redemption by the Company on December 31, 2003. Holders of Series D Preferred Stock are not entitled to voting rights.

     The Company has 1,000,000 authorized shares of Series E Preferred Stock. There were no shares of Series E Preferred Stock outstanding at June 30, 1998, 1999 or March 31, 2000.

     At June 30, 1998, 1999, and March 31, 2000, the Company had 750,000
authorized, issued and outstanding shares of Series F Preferred Stock, all of which were issued during 1997 in conjunction with the purchase of BMC (see Note
3). Each share of Series F Preferred Stock entitles its holder to receive non-cumulative cash dividends at an annual rate of $0.192 per share before dividends may be paid to holders of Common Stock; to convert it into one share of Common Stock, as adjusted in the event of future dilution; and to receive $8 per share in the event of involuntary or voluntary liquidation. Shares of Series F Preferred Stock have voting rights equivalent to those of Common Stock plus the right to designate one member of the board of directors as long as the shares are held by the seller of BMC. Under the terms of an investor's agreement with the holder of Series F Preferred Stock, the holder may elect to put, at $8 per share, up to 20% of the Series F Preferred Stock back to the Company each year in the five year period beginning June 16, 2000. The put rights expire upon the closing of an underwritten public offering of the Company's Common Stock.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

     In March 1999 the Company designated 5,636,071 of its authorized Preferred Stock as Series G Preferred Stock and sold the shares in a private offering for net proceeds of approximately $32.7 million. Each share of Series G Preferred Stock entitles its holder to receive an annual cash dividend of $0.3105 per share; to convert it into one share of Common Stock, as adjusted in the event of future dilution; to receive $6.21 per share plus accrued dividends in the event of involuntary or voluntary liquidation; and to receive $6.21 per share plus accrued dividends, subject to adjustment in the event of future dilution, upon redemption, at the option of the Series G Preferred Stock shareholder, on or after December 31, 2003. Shares of Series G Preferred Stock have voting rights equivalent to those of Common Stock plus, under certain circumstances, the right to pre-approve certain actions of the Company as specified in the Certificate of Designation.

     Dividends on outstanding shares of Series B, Series C, Series D and Series G Preferred Stock are cumulative and must be paid in the event of liquidation and before any distribution to holders of Common Stock. Aggregate cumulative dividends in arrears on preferred stock were approximately $3,977,000, $5,598,379 and $7,420,319 at June 30, 1998, 1999 and March 31, 2000,
respectively. Dividends on the Series F Preferred Stock are not cumulative except that if, in any year, accrued dividends from prior years are paid on Series B, Series C, Series D and Series G Preferred Stock, then dividends will be paid on the Series F Preferred Stock.

     The difference between the carrying amount and the amount at which Preferred Stock may be redeemed or put to the Company is being accreted through periodic adjustments to the balance of preferred stock and the accumulated deficit over the period from issuance to the redemption or put date.

     Each share of Series B, Series E, Series F and Series G Preferred Stock shall automatically be converted into shares of Common Stock and each share of Series C and Series D Preferred Stock shall be automatically converted into shares of Class A Common Stock at the then applicable conversion price at any time upon the closing of an underwritten public offering of the Company's Common Stock meeting certain criteria.

     On May 11, 1994, the Company entered into a Shareholder's Agreement with the Preferred Shareholder and a former employee whereby the parties agreed to certain matters relating to the operations of the Company and disposition and issuance of shares of capital stock of the Company. On November 16, 1997, the Company amended and restated the original Shareholder's Agreement with the Preferred Shareholder. The Agreement, as amended, includes provisions giving the Preferred Shareholder certain rights to subscribe for securities. The Agreement also includes a provision which limits the voting rights of the Preferred Shareholder to the extent of the number of votes represented by all outstanding shares of the Company's capital stock not owned directly or indirectly by the Preferred Shareholder (Maximum Number of Votes). All shares held by the Preferred Shareholder which represent a number of votes in excess of the Maximum Number of Votes will be deemed to be nonvoting shares. Nonvoting shares will have no right to vote upon the election of directors or any other matter submitted to shareholder vote.

8. COMMON STOCK

     The Company is authorized to issue up to 26 million shares of Common Stock and seven million shares of Class A Common Stock. Holders of Common Stock and Class A Common Stock are entitled to dividends declared by the Board of Directors out of legally available funds. Holders of Common Stock are entitled to one vote per share. Holders of Class A Common Stock are not entitled to vote. Subject to certain restrictions, Class A Common Stock is fully convertible into Common Stock at the option of the

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

holder. The Preferred Shareholder has the right, exercisable at any time, to exchange shares of Common Stock for Class A Common Stock on a share for share basis. At June 30, 1998, 1999 and March 31, 2000 there were no shares of Class A Common Stock outstanding and the Preferred Shareholder owned no Common Stock.

     In July 1996, the Company repurchased 125,000 shares of Common Stock from the former Chairman of the Board and CEO for $225,000. The Company subsequently offered a member of management the option to purchase 125,000 shares for $1.80 per share as part of his employment agreement. The employee purchased 40,000 shares under this option during 1997 and the option to purchase the remaining shares expired.

     The Company has reserved a total of 22,721,333 shares of Common Stock for future issuance upon conversion of Series B, Series F and Series G Preferred Stock, exercise of warrants and options to purchase Common Stock, and conversion of Class A common stock. The Company has reserved a total of 6,069,269 shares of Class A Common Stock for future issuance upon conversion of Series C and D Preferred Stock.

     See Notes 3, 4, 7, and 9 for additional information with respect to Common Stock.

9. STOCK OPTION PLANS

     The Company's 1987 and 1997 stock option plans provide for the granting of either incentive stock options or non-qualified options to purchase shares of the Company's Common Stock in order to provide incentives to certain employees and directors. The Company's 1987 plan has expired and the Company is authorized, as of June 30, 1999, to issue up to 2,500,000 options to purchase Common Stock under its 1997 plan. These plans allow participants to purchase Common Stock of the Company at prices set by the Board of Directors, but in the case of incentive stock options not less than fair market value at the date the option is granted. Unless otherwise specified, outstanding options vest one-third each year. Unexercised options expire ten years after the date of grant unless otherwise specified by the Board of Directors.

     Stock option activity is shown below:

                                                                             WEIGHTED
                                                              NUMBER         AVERAGE
STOCK OPTIONS                                                OF SHARES    EXERCISE PRICE
-------------                                                ---------   ----------------
Outstanding at June 30, 1996...............................  1,201,972        $1.53
  Granted..................................................    527,141         2.26
  Exercised................................................    (14,500)        0.25
  Lapsed or canceled.......................................    (29,834)        1.80
                                                             ---------
Outstanding at June 30, 1997...............................  1,684,779         1.79
  Granted..................................................  1,491,200         2.75
  Exercised................................................    (57,026)        0.46
  Lapsed or canceled.......................................    (45,907)        2.43
                                                             ---------
Outstanding at June 30, 1998...............................  3,073,046         2.27
  Granted..................................................  1,080,250         3.12
  Exercised................................................    (38,064)        0.98
  Lapsed or canceled.......................................   (177,360)        2.61
                                                             ---------

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

                                                                             WEIGHTED
                                                              NUMBER         AVERAGE
STOCK OPTIONS                                                OF SHARES    EXERCISE PRICE
-------------                                                ---------   ----------------
Outstanding at June 30, 1999...............................  3,937,872         2.50
  Granted..................................................    529,016         3.75
  Exercised................................................   (134,937)        1.90
  Lapsed or canceled.......................................   (271,604)        2.97
                                                             ---------
Outstanding at March 31, 2000                                4,060,347         2.65
                                                             =========

Exercisable at June 30, 1997...............................    823,236         1.48
Exercisable at June 30, 1998...............................  1,168,359         1.75
Exercisable at June 30, 1999...............................  1,832,336         2.05

Available for grant at June 30, 1999.......................    222,482

     The following table summarizes the range of exercise prices, weighted average exercise prices, and weighted average remaining contractual lives for options outstanding and exercisable as of June 30, 1999:

                      OUTSTANDING                   EXERCISABLE
          -----------------------------------   --------------------
                                   WEIGHTED
                       WEIGHTED     AVERAGE                 WEIGHTED
RANGE OF    NUMBER     AVERAGE     REMAINING     NUMBER     AVERAGE
EXERCISE      OF       EXERCISE   CONTRACTUAL      OF       EXERCISE
 PRICES     SHARES      PRICE        LIFE        SHARES      PRICE
--------  ----------   --------   -----------   ---------   --------
 $0.25        88,500    $0.25          4           88,500    $0.25
  1.80     1,195,373     1.80          6        1,118,092     1.80
  2.75     1,609,599     2.75          8          625,494     2.75
  3.00       768,500     3.00          9               --     3.00
  3.25       163,750     3.25          9              250     3.25
  3.75       112,150     3.75         10               --     3.75
          ----------    -----                   ---------    -----
           3,937,872    $2.50          8        1,832,336    $2.05
          ==========    =====                   =========    =====

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. The Company incurred approximately $388,000 of deferred stock compensation during the nine months ended March 31, 2000 related to stock option grants in which the exercise price was less than the deemed fair value of the underlying common stock on the date of grant. Deferred stock compensation is being amortized to compensation expense over the related option vesting periods.

     Pro forma information regarding net loss is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to July 1, 1996 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions for fiscal 1997, 1998 and 1999: risk-free interest rate of 6.6%, 5.7% and 5.0%, a dividend yield of 0%, volatility factor of the expected market price of the Company's Common Stock of .01, and an expected life of the option of 5 years, 5 years and 4 years, respectively. The weighted average grant-date fair value of options granted in 1997, 1998 and 1999 was $0.62, $0.70 and $0.58 per share, respectively.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma net loss for 1997, 1998 and 1999 was $17,800,000, $15,900,000 and $20,079,000,
respectively. Pro forma net loss per common share for 1997, 1998 and 1999 was ($16.08), ($14.27), and ($15.57), respectively. Because SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, its pro forma effect was not fully reflected until 1998.

10. OPERATING LEASES

     The Company rents office space, office equipment, and vehicles under operating lease agreements. Rent expense for 1997, 1998 and 1999 and the nine months ended March 31, 2000 was approximately $741,000, $737,000, $1,460,000 and $1,118,000, respectively. Future minimum payments under all non-cancelable operating leases at June 30, 1999 are summarized below:

Year ending June 30,
  2000......................................................  $516,000
  2001......................................................   224,000
  2002......................................................    11,000
  2003......................................................     1,000
                                                              --------
          Total future minimum lease payments...............  $752,000
                                                              ========

11. INCOME TAXES

     At June 30, 1999, the Company has net operating loss carryforwards of approximately $61 million and tax credits of approximately $929,000 for income tax purposes that expire principally in years 2001 through 2014. Included in the total net operating loss carryforwards at June 30, 1999 are approximately $9.6 million of net operating losses related to the Company's foreign operations which may be carried forward indefinitely.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                       JUNE 30,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 16,085,000   $ 23,225,000
  Allowance for doubtful accounts...........................       366,000        444,000
  Accrued liabilities.......................................     1,025,000      1,377,000
  Research and development credit...........................       729,000        929,000
  Purchased software and other intangibles..................       269,000             --
                                                              ------------   ------------
          Total deferred tax assets.........................    18,474,000     25,975,000
Valuation allowance.........................................   (18,474,000)   (25,975,000)
          Net deferred tax assets...........................            --             --
                                                              ------------   ------------
          Net deferred taxes................................  $         --   $         --
                                                              ============   ============

     Based on an assessment of available evidence as of June 30, 1998 and 1999, management concluded that the deferred income tax assets should be reduced by a valuation allowance equal to the amount of the net deferred income tax assets.

     A reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

                                                                    YEAR ENDED JUNE 30,
                                                          ---------------------------------------
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
Tax (benefit) at statutory federal rate.................  $(6,027,000)  $(5,259,000)  $(6,650,000)
State taxes net of federal benefit......................     (709,000)     (619,000)     (782,000)
Research and development credit.........................     (302,000)     (238,000)     (200,000)
Purchased in-process research and development costs.....      771,000            --            --
Meals and entertainment.................................       29,000        81,000        68,000
Other, net..............................................     (318,000)       48,000        63,000
Change in valuation allowance...........................    6,556,000     5,987,000     7,501,000
                                                          -----------   -----------   -----------
          Total income tax expense......................  $        --   $        --   $        --
                                                          ===========   ===========   ===========

12. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) Profit Sharing Plan for the benefit of eligible employees and their beneficiaries. Essentially all employees are eligible to participate in the Plan and are fully vested. The Company's contributions to the Plan are discretionary. No contributions were made to the Plan during 1997, 1998, 1999 or the nine months ended March 31, 2000.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

13. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company is organized around geographic areas. The Company's operations in The Americas and Europe represent their two reportable segments. Europe is comprised of operations in the United Kingdom, France, Germany and the Netherlands. The accounting policies as described in the summary of significant accounting policies are applied consistently across the segments.

     Segment information for the years ended June 30, 1997, 1998, 1999 and for the nine months ended March 31, 2000 are summarized as follows:

                                                  YEAR ENDED JUNE 30,
                                       ------------------------------------------   NINE MONTHS ENDED
                                           1997           1998           1999        MARCH 31, 2000
                                       ------------   ------------   ------------   -----------------
REVENUE
The Americas
  Software license fees..............  $  3,368,452   $  9,026,723   $  8,994,040     $  7,389,222
  Services...........................     3,475,123      6,766,732     11,344,645        8,108,274
                                       ------------   ------------   ------------     ------------
Total The Americas...................     6,843,575     15,793,455     20,338,685       15,497,496
Europe
  Software license fees..............       964,420      1,365,506      1,527,531          331,317
  Services...........................       412,455      1,247,414      1,415,204        1,321,623
                                       ------------   ------------   ------------     ------------
Total Europe.........................     1,376,875      2,612,920      2,942,735        1,652,940
                                       ------------   ------------   ------------     ------------
          Total......................  $  8,220,450   $ 18,406,375   $ 23,281,420     $ 17,150,436
                                       ============   ============   ============     ============
NET LOSS
The Americas.........................  $(15,648,932)  $(13,275,436)  $(16,010,136)    $(10,466,622)
Europe...............................    (2,078,043)    (2,253,941)    (3,549,974)      (2,735,881)
                                       ------------   ------------   ------------     ------------
          Total......................  $(17,726,975)  $(15,529,377)  $(19,560,110)    $(13,202,503)
                                       ============   ============   ============     ============
TOTAL ASSETS
The Americas.........................                 $ 16,795,865   $ 22,313,871     $ 20,664,958
Europe...............................                    2,126,153      3,081,202        4,020,029
  Eliminations.......................                   (9,078,194)   (13,739,318)     (17,786,961)
                                                      ------------   ------------     ------------
          Total......................                 $  9,843,824   $ 11,655,755     $  6,898,026
                                                      ============   ============     ============

     All revenue was generated from external customers.

     The elimination within total assets represents the Company's investment in the Europe segment and funding provided for operations.

     Export sales from the United States were approximately $315,000, $1,671,000, $1,597,000 and $1,440,000 for the years ended June 30, 1997, 1998, and 1999, and the nine months ended March 31, 2000, respectively.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

14. SUBSEQUENT EVENTS

  Stock Options

     On November 9, 1999, the board of directors approved an increase in the authorized common shares issuable under the Company's 1997 Stock Option Plan to a total of 3,800,000 shares.

     On May 15, 2000, the Company granted options to purchase a total of 343,500 shares of common stock at $8 per share. The Company recorded deferred compensation expense of $343,500 based on the difference between the exercise price and the deemed fair value of the underlying common stock on the date of grant.

  Line of Credit

     On March 29, 2000, the Company amended the Loan and Security Agreement. The Loan and Security Agreement, as amended, provides the Company with a line of credit not to exceed the lesser of $20 million or an amount equal to the sum of the following: 80% of qualifying receivables, as defined, an additional loan of $5 million, and the amount outstanding under the term loan in the original principal amount of $5 million.

  Loan Payable

     In April 2000, the Preferred Shareholder loaned the Company $2.5 million with no stated terms. In June 2000, the Company repaid the total principal balance and interest of $39,000.

  Sale of Common Stock

     On May 16, 2000, the Company sold 125,000 shares of common stock for $1,000,000, of which 112,500 shares were sold to a member of the board of directors. The Company recorded $125,000 of compensation expense as a result of this sale based on the difference between the sales price and the deemed fair value of the shares on the date sold.

  Initial Public Offering

     On May 15, 2000 the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering ("IPO"). Upon completion of this offering, all of the outstanding convertible preferred stock as of March 31, 2000, will convert to 12,995,356 shares of common stock. Additionally, the board of directors approved the payment of all accrued and unpaid dividends on the outstanding preferred stock of the Company in shares of Series H preferred stock that automatically convert to common stock upon completion of this offering. Furthermore, on May 15, 2000 the board of directors authorized the conversion of $15 million of Subordinated Promissory Notes plus all accrued and unpaid interest on such notes into shares of common stock at the price of the initial public offering, less underwriting discounts and commissions. Additionally, at the completion of the IPO, E. M. Warburg, Pincus will exercise, on a cashless basis, all their outstanding warrants based on the price of the initial public offering, less underwriting discounts and commission, resulting in the issuance of 3,430,835 shares of common stock. The effect of these planned equity transactions has been reflected as unaudited pro forma shareholders' deficit in the accompanying consolidated balance sheet as of March 31, 2000 and pro forma net loss per share in the accompanying consolidated statements of operations.

                                 SYNQUEST, INC.

 (Information for the nine months ended March 31, 1999 and 2000 is unaudited.)

     Additionally, the board of directors authorized an increase in the authorized number of shares of common stock to 100,000,000 shares, amended Series C Preferred Stock to make each share convertible into one share of common stock, and eliminated Class A common stock.

  Warrants

     On May 17, 2000 the Company issued a warrant to purchase 400,000 shares of its common stock at an exercise price of $8 per share in connection with a May 19, 2000 software license agreement for certain of the Company's standard products and maintenance. Except under circumstances defined in the agreement, the warrant expires in May 2003. The fair value for this warrant was estimated at the date of grant using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.81%, a dividend yield of 0%, a volatility factor of .35404 and an expected life of three years. The software license and maintenance fees have been reduced by the fair value of the warrants.

------------------------------------------------------
------------------------------------------------------

     Prospective investors may rely only on the information contained in this prospectus. Neither SynQuest, Inc. nor any underwriter has authorized anyone to provide prospective investors different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

                       ---------------------------------

                               TABLE OF CONTENTS
                       ---------------------------------

                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    6
Use of Proceeds....................   15
Dividend Policy....................   15
Capitalization.....................   16
Dilution...........................   18
Selected Financial Data............   20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   23
Business...........................   35
Management.........................   50
Principal Shareholders.............   56
Related Party Transactions.........   58
Description of Capital Stock.......   60
Shares Eligible for Future Sale....   63
Underwriting.......................   65
Legal Matters......................   67
Experts............................   68
Where You Can Find More
  Information......................   68
Index to Consolidated Financial
  Statements.......................  F-1

     UNTIL SEPTEMBER 8, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,000,000 SHARES

                                (SYNQUEST LOGO)

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                            BEAR, STEARNS & CO. INC.

                               J.P. MORGAN & CO.

                                 WIT SOUNDVIEW
                                AUGUST 14, 2000

------------------------------------------------------
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